MUFG Report 2023

Integrated Report

Issued August 2023

Mitsubishi UFJ Financial Group



What's MUFG Way

MUFG Way serves as the basic policy in conducting our business activities, and provides guidelines for all group activities.
MUFG Way also is the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees.



Values Purpose Vision

Code of Conduct

Purpose

Committed to empowering a brighter future.

Today, all of our stakeholders are striving to overcome challenges and find a way to the next stage toward sustainable growth.
We at MUFG will make every effort to help realize these goals.
This will be our unchanging purpose now, and into the future.

Values

In addition to our unchanging primary value of "Integrity and Responsibility,"
we also value "Professionalism and Teamwork" and will "Challenge Ourselves to Grow."

Vision

By empowering our stakeholders to find a way to the next stage toward sustainable growth, we will make every effort to become an indispensable partner for them and to be the world's most trusted financial group.



Financing for supporting industrial development & innovation

To empower industrial development & innovation, we provide finance brokerage which connects businesses in need of financing with depositors and investors.



Fund settlement functions that enable developing social infrastructure in remote regions

To empower social infrastructure development, we provide fund settlement including cross-border settlement, and connect parties in distant locations.

Committed to empowering a brighter future.

We are helping to resolve social issued by connecting diverse stakeholders.



Asset management and succession planning to ensure response to aging population & low birthrate

To empower response to aging population and low birthrate, we provide asset management and succession planning to connect customers with future generations, and connect their career savings to retirement life.



Rulemaking for environmental protection in Asia and around the world

To empower climate change measures and environmental protection initiatives, we take part in international rulemaking and connect Asia with other regions worldwide.



Transforming our corporate culture to enable employees to fully live up to their aspirations and serve as the driving force behind MUFG

To empower a brighter future, we connect issues the world is now confronting with the aspirations of employees.

CONTENTS

Management Message





MUFG's Pursuit of Value Creation



Management Strategies and Performance

Contribution to Addressing Environmental and
Social Issues

Transforming Our Corporate Culture /
Human Capital Strategy

Main Disclosure Outlets

Corporate Website

Detailed

Annual Report
Basel III Information
Databook

Sustainability Report

Corporate
Governance Report

Integrated Report

Investor Meeting
Presentation

Business Report

General

Financial   Non-Financial

Editorial Overview

To best explain our efforts to create sustained value to our investors and other stakeholders, we, Mitsubishi UFJ Financial Group, or MUFG, have compiled this integrated report, *MUFG Report 2023*, with reference to such guidelines as the framework provided by the Value Reporting Foundation (VRF) as well as the Guidance for Collaborative Value Creation issued by the Ministry of Economy, Trade and Industry. Further details on our financial status and sustainability initiatives are available on our website. In addition, our plans call for issuing the *MUFG Sustainability Report 2023*, a publication detailing our response to sustainability issues, in September 2023 or later.

Environment Social Governance

Guidance for Collaborative Value Creation

Reporting Period

April 1, 2022 to March 31, 2023
(The report includes some information pertaining to activities undertaken up to July 2023.)

Leadership and Governance

Financial Data / Corporate Data

We would like to extend our gratitude to readers of the *MUFG Report 2023* integrated report.

In this edition, we focus on reporting on our progress thus far under the Medium-Term Business Plan (MTBP), the second year of which we have just completed, while including descriptions of what we believe MUFG ideally should look like in the long term, initiatives we are taking on to enhance shareholder value and messages from key management members. Also, based on feedback gleaned from stakeholder dialogue, this edition incorporates enriched descriptions regarding MUFG's unique strengths including Group companies' comprehensive capabilities as well as global network in order to facilitate understanding.

As the officer in charge of IR and responsible for the preparation of this report, I hereby declare that the *MUFG Report 2023* has been sincerely prepared with the involvement of top management and the collaboration of various departments and that its content is accurate.

Going forward, we will value any insights and takeaways acquired through stakeholder dialogue to further enhance the content and transparency of information disclosure. We welcome frank opinions from our readers about this publication.

Tetsuya Yonehana
Representative Corporate Executive,
Senior Managing Corporate Executive, Group CFO

Definitions of Specific Terms Used in This Report

MUFG/The Group: Mitsubishi UFJ Financial Group, Inc. and its subsidiaries and affiliates
The Bank: MUFG Bank, Ltd.
The Trust Bank: Mitsubishi UFJ Trust and Banking Corporation
The Securities: Mitsubishi UFJ Securities Holdings Co., Ltd. and its subsidiaries
MUMSS: Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
NICOS: Mitsubishi UFJ NICOS Co., Ltd.
MUAH: MUFG Americas Holdings Corporation
Krungsri (KS): Bank of Ayudhya Public Company Limited
Bank Danamon (BDI): PT Bank Danamon Indonesia, Tbk.
FSI: First Sentier Investors Holdings Pty Ltd
AM: Asset Management
IS: Investor Services

CEO Message

Beyond Finance;
Beyond Our Comfort Zone



Hironori Kamezawa

President &
Group CEO

Reflections on Fiscal 2022

As the world began to stir from its pandemic dormancy in 2022 and overseas business travel became possible again, I set out in April to reestablish face-to-face connections with clients and colleagues, domestically and abroad, for a total of 63 days on the road. The onrush of exposure to diverse points of view after so long in lockdown was invigorating and informative. I returned alert to the immense public expectations of Japan as the world's third largest economy and the only Asian nation in the G7. I heard similar expectations of MUFG as a Global Systemically Important Financial Institution (G-SIFI) and representative of Asia in general. Above all, I was reminded how energizing and reviving—and humanizing—it is to exchange ideas in person.

I also emerged from the pandemic cocoon with a quiet resolution to take on the challenge of conducting much more of my daily interactions in English. I have spoken it in certain settings for years—meeting with global CEOs, attending meetings and dinners, delivering speeches with English as *lingua franca*—but I now resolved to consciously expand its use outside my comfort zone.

Through travel and language, I set out to build rapport and deepen relationships with my peers by reinforcing personal connections. I had been cultivating these connections virtually during the pandemic, but now was able to enrich them in person. These experiences taught me how a combination of digital and physical meetings can be powerful, positive, and productive.

Engaging with peers in impromptu pockets of time can be especially beneficial. When walking to a venue for the next meeting, or taking a coffee break, or enjoying a shared lunch or dinner, peers can engage in much more frank conversations than formal settings allow. I've gained valuable insights for developing MUFG's business strategies from these casual exchanges. I've also seen informal conversations among leaders result in consensus on vital issues.

Common topics discussed with peers during these travels were *digital, green, and changes in workstyles and social values*, with the precept that finding solutions to global issues requires global collaboration among all parties, including Japan. During these travels, leaders asked me about MUFG's position on addressing climate change, or my observations on relevant public discourse in Asia and Japan. When I asked for reciprocal insights, CEOs often volunteered to collaborate with MUFG on solutions to shared concerns. This engagement extended into the digital tech community with startup representatives at home and abroad who also have considerable interest in —and expectations of—MUFG.

I believe our company, with its exceptionally strong global network, has a unique role to play in creating consensus on vital matters like climate change and digital transformation. We also have a corresponding duty to address the trajectory of issues affecting the global economy and society at large.

With this in mind, some thoughts on these issues.

CEO Message

Assessing the Business Environment & Challenges Ahead

This past year brought a rolling tide of profound, world-changing events. With repercussions of the pandemic still in effect, the international community was stunned by Russia's invasion of Ukraine in the spring. Fallout from U.S.-China confrontation and pandemic disruptions had already destabilized free trade, and the invasion widened economic rifts and disrupted supply chains even more dramatically. Meanwhile, monetary policies in Europe and the United States were upended to counter the accelerating pace of inflation. This caused market interest rates to surge radically, and the yen to experience record-breaking depreciation on the foreign-exchange market. Now well into 2023, credit uncertainties among U.S. and European banks have surfaced, as a number of banks have collapsed or entered reorganization. I cannot personally recall experiencing a single year of more radical changes in our business environment.

Meanwhile today, the world is contending with at least two major societal trends.

First is *normalization*. After three grueling years of battling Covid, the pandemic is subsiding, bringing eagerly awaited normalization of social and economic activities. We don't know when inflation will ease, or how long financial authorities will counter it with monetary tightening. But it is fair to say that interest rates in mature economies including Europe and the United States finally seem to be on a path toward more familiar activity, and Japan is closely examining the side effects of its overly low interest-rate policy. Rapid interest-rate hikes and the collapse of some U.S. and European banks may actually be traceable to efforts to resolve problems arising from prolonged monetary easing, but in a broader sense they can also be seen as part of a dynamic normalization cycle bringing us full circle to a more normal status.

Second is a countervailing response to changes driven by the forces we identify as *digital* and *green*—changes in workstyles and social values sweeping us toward a very different world. Some corporations have begun reevaluating their existing businesses and returning to conventional operations—a trend toward normalization. But given how forcefully the green-and-digital tides are rising, slowing the pace of reforms they are driving seems ill-advised.

One example is digital transformation, or DX. Evolution of digital technologies has been a major driver of radical change in social behavior and lifestyles via the *DX of process and analysis*. Now, the emergence of ChatGPT and other generative artificial intelligence (AI) platforms is transforming the space into what we might call the *DX of thinking*—specifically, the digitalization of human thought and language. Such technology means revisiting roles traditionally assigned either to humans or to computers. As humanity explores how to coexist with digital technologies, our behavior may—in fact surely will—transform profoundly.

Various initiatives aimed at global issues related to green and other ESG concerns are also gaining momentum. The *Inflation Reduction Act* and the *Green Deal Industrial Plan* have been introduced in the United States and the EU, respectively, and the Japanese government has announced a basic policy for green transformation, or GX. Similar new national industrial policies are being announced one after another around the globe. Robust investment from diverse stakeholders in public and private sectors will surely materialize.

To my mind, any business strategy at MUFG that does not give due consideration to issues of digital technologies and ESG will be pointless.

The changing landscape presents major opportunities for our company. We have developed an unparalleled customer base around the globe via the Bank, the Trust Bank, Securities, and other Group companies—and through our long history of relationship banking. As a matter of course, we help our customers address a broad spectrum of management issues. With a growing number of customers who see the need to transform—and are poised to do so—we are confident that our long-standing reputation as a trustworthy and reliable financial institution will lead them to choose MUFG as their "go-to" partner. Just as people visit family physicians for health-related issues, we aim to be our customers' "family doctor"—their first choice—for help with finance and management issues. The comprehensive capabilities our Group and global network can marshal on behalf of our customers can power their growth—and ours.

MUFG's Unique Strengths
Pages 37-47

C O L U M N

Thoughts on Generative Artificial Intelligence

When hearing the news that ChatGPT passed a law bar exam in the U.S., with a score approaching the 90th percentile, I was actually more perplexed than impressed. Yes, AI has access to massive amounts of data, can recognize patterns, and even in a sense, learn. But however clever, is this latest AI capable of genuinely understanding the foundational concepts posed by these tests? I rather doubt it, if for no other reason than ChatGPT, as it now stands, lacks the ability to truly *experience* anything.

However, ChatGPT does have the ability to raise unique questions in the human mind. Do its rote answers with "correct" language mean AI understands the fundamental constructs of thought that actually *lead* to language? For that matter, what constitutes language? What constitutes understanding? What does it take to truly *think*?

Fascinating—and sure to become even more so. We are witnessing the dawn of a new DX dimension—the DX of cogitation. We already see the concept of "prompt engineering" that provides AI with a baseline of well-thought-out precepts to direct it down a path to useful results (an approach that seems to have much in common with working with humans). The next step would be outsourcing a part of one's cogitation processes to machines, which might lead in turn to even deeper human cogitation. Such collaboration will no doubt materialize, perhaps quite soon, and usher in a new era of cogitation DX, in which people think with, and work alongside, artificial intelligence.

But here's another question: Can humans retain our autonomy in cogitation and judgment? As AI grows more sophisticated and incorporates new models of structural understanding—not just the current Large Language Models[1]—we need substantive discussions on a wide range of relevant topics, including rulemaking. AI will keep advancing and insinuating itself into the mainstream—and nooks and crannies—of the human experience. Wherever it leads, inevitably we must all keep pace with AI development.

At MUFG, this means creating an in-house environment, building an external community of partners, and developing a base of colleagues adept at working productively with this genuinely transformative technology.

*1 A computerized language model developed using massive data sets and deep learning technologies.

The Past is Prologue: Fiscal 2022 and 2023

Throughout the fiscal year ended March 31, 2023 (fiscal 2022)—the second year of our current three-year Medium-Term Business Plan (MTBP)—we successfully promoted three transformative pillars: *Corporate Transformation*, *Strategies for Growth*, and *Structural Reforms*. As in the previous fiscal year, we made major progress by focusing on the latter two, which led to tangible financial achievements.

Progress under the MTBP
Pages 53-54

Leveraging the Group's deep capabilities, we made considerable progress in the wealth management business while stepping up risk-taking endeavors in our businesses for large Japanese corporate clients and overseas institutional investors. We improved margins for corporate lending, both at home and abroad, through disciplined profitability management. This led to significant year-on-year growth of net operating profits in customer segments. Meanwhile, expenses—excluding the impact of foreign exchange fluctuations and other extraordinary factors—declined from the previous fiscal year, while risk-weighted assets (RWAs) remained well under control. Profits attributable to owners of parent amounted to ¥1,116.4 billion. For two years in a row, we have been ahead of schedule in meeting our MTBP target of profits attributable to owners of parent of ¥1 trillion or more. Although ROE, a top-priority commitment under our current MTBP, did edge downward to 7.03% from the previous year, we are making steady progress toward our target of 7.5%.

CEO Message

We have also made progress in reviewing our business portfolio. In December 2022, we completed the sale of MUFG Union Bank, marking our exit from the retail banking business in the United States. However, the U.S. remains a strong, vital MUFG market, generating more than half our overseas revenue. To date, the majority of profits from the Americas business derives from corporate transactions. To expand this business, we will leverage our strong partnership with Morgan Stanley to step up our risk-taking endeavors. Mr. Kevin Cronin, credited for substantial growth of our Global Corporate & Investment Banking (GCIB) business in the Americas, has been appointed to cover GCIB business in EMEA and drive synergies and strategic sophistication.

We are also taking on entirely new challenges to strengthen our earnings power. Having positioned Asia as our second "home market," we developed a commercial banking footprint in the region from 2012 through 2019—stage one of seizing opportunities arising from Asia's economic growth. Now in our second stage, we are expanding operations to accommodate growth in demand for digital finance. In the ASEAN region, where we invested in Grab in 2020, we have broadened the scope of investees with recent interests in Home Credit, which handles Point of Sales (POS) loans, and Akulaku, a provider of Buy Now Pay Later (BNPL) service. We also invested in DMI Finance, a digital lending service for consumers in India. In novel ways for a bank, each of these investments extends our reach for new contact points with customers in retail and other transactions. As we optimize opportunities from Asia's economic growth, a primary focus will be digital business expansion throughout the region. Our collaboration with Grab, and our insights from working in tandem with Krungsri and other partner banks, have fortified our ability to evaluate and identify excellent investee candidates in this area.

We will enhance our strategic alliance with Morgan Stanley under "Alliance2.0" for further collaboration between both firms for the next decade and beyond. In July 2023, MUFG Bank and Morgan Stanley have entered into an agreement to collaborate in foreign exchange trading as part of our enhanced strategic alliance. MUFG Bank will utilize Morgan Stanley's leading global foreign exchange business platform, enabling a more competitive offering to better serve MUFG Bank's clients. The Japan JVs, Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities, will integrate the institutional Japan Equity business by consolidating Japan Equity Research and Institutional Sales, to jointly become the top securities firm in Japan.

Fiscal 2023 is the final year of our current three-year MTBP. We expect the business environment to remain challenging, due in part to higher interest rates in Europe and the United States, and the collapse of some overseas financial institutions. However, our business model has grown far more resilient thanks to ongoing structural reforms and performance enhancements. Although we failed to meet our two previous MTBP targets, we are determined and motivated to achieve both our ROE target of 7.5%, as mentioned, and profits attributable to owners of parent of ¥1 trillion or more by the conclusion of our current MTBP.

Our strategies to achieve these targets are discussed in greater detail later in this report. But first, a report on progress and challenges under our Corporate Transformation initiatives, including *Digital Transformation (DX), Contribution to Addressing Environmental and Social Issues*, and *Transforming Our Corporate Culture*.

Message from Kevin Cronin CEO and Regional Executive for the Americas   Pages 35-36



MUFG's Unique Strengths— Strategies in Asia   Pages 41-44

MUFG's Unique Strengths— Alliance with Morgan Stanley Pages 45-46

Digital Transformation (DX)

Our *Digital Service Business Group* was launched in April 2021 to apply digital technologies to highly convenient, value-added customer services for our domestic retail and corporate customers, allowing them to conduct key transactions anytime, anywhere, online or offline. The Group also spearheads DX comprehensively within MUFG.

Because the number of customers who visit physical branches has steadily declined as society shifts to digital services, we have consolidated our domestic branches and enhanced online channels. This has fortified our resilience by reducing expenses and improving customer convenience at the same time. The branch consolidation phase concluded in fiscal 2022, and we are now shifting our focus to our customer and transaction base.

CDTO Message   Pages 57-58



In December 2022, we launched *d Smart Bank*, a digital account service operated jointly with NTT DOCOMO. Under a Banking as a Service (BaaS) arrangement, we offer behind-the-scenes functions to NTT through application programming interface (API) connections, allowing NTT software to provide bank-account services to their smartphone users. Thanks to new customer contact points from this collaboration, we are acquiring customers in regions outside of Japan's three largest metropolitan areas, where these services have had slow penetration. We not only offer bank-account functions but also provide external partners with payment and asset management functions of the Trust Bank, Securities, and NICOS. This BaaS model helps diversify our contact points with customers. We will further expand our customer touch points by installing consultation booths at train stations, offices, and other locations where customers can seek online financial advice from specialists. We will also strengthen branch functions by housing the Bank, the Trust Bank, and Securities in single branch.

Deploying DX within MUFG, we have launched "branch dashboards" that visually display the status of our sales activities and customers' funding transactions at all domestic branches run by the Bank. We have also digitalized "toritsugi-hyo," a key medium for recordkeeping of customer transactions involving cash and other physical instruments. This furthers our aim to improve branch-operation efficiency so colleagues can dedicate more time directly to customer service.

To help create new business, we provide startups with finance via AI. For example, Mars Growth Capital, a fund focused on startup financing in Asia, has steadily grown its total fund size since the business began operations in December 2020 to US$750 million as of January 2023. To build on that experience and expand scope, we established Mars Japan to nurture domestic startups in our home market. MUFG credit professionals are also working with high hopes on an AI-based credit model to embark on a promising new venture in startup financing.

Mars—Supporting Startups via the Use of AI Technologies   Page 60

We are exploring new fields, including metaverse and Web3, that show profound potential. In February 2023, we signed a basic agreement with ten domestic corporations and financial institutions to develop an industrial metaverse and common digital content platform known as an "open metaverse." In May, we made a strategic investment in developing infrastructure functions such as payment and authorization in the metaverse space. In Web3, which has the potential to induce structural change to society as a whole, we entered an alliance with Animoca Brands and other partners to strengthen Japanese corporations' competitiveness through monetization of corporate content and development of a safe and secure Non-Fungible Token (NFT) environment.

Helping Address Environmental and Social Issues




CSuO Message   Pages 61-62

As mentioned, MUFG embraces our responsibility to help resolve the world's serious environmental and social issues. We have a societal duty as a leading financial institution in Asia to help lead collective efforts to achieve carbon neutrality throughout the region, including Japan.

Three areas where financial institutions must play such a role are *customer engagement*, *transition finance*, and *international rulemaking*.

There is no single optimal pathway toward carbon neutrality. Paths are likely to be characteristically unique to Europe, the United States, Japan, and elsewhere. In addition to variations in geography and national energy mix, structural differences in local industries are a distinct major source of greenhouse gas (GHG) emissions. MUFG is committed to promoting and supporting the transition toward carbon neutrality in a responsible manner along a variety of paths, and to helping stakeholders across society understand the necessary intricacies of these various pathways. After considerable discussion and input involving many sources, we issued the *MUFG Transition Whitepaper* in 2022, in collaboration with our corporate clients and are using it to engage with representatives of European and U.S. policymakers. We plan to issue our *Transition Whitepaper 2.0* in 2023, which will present an overview of promising carbon-neutrality technologies being developed in Japan and in need of financial support.

Meanwhile, MUFG is helping lead transition-finance framework discussions at the *Net-Zero Banking Alliance* (NZBA), composed of more than 100 banks worldwide, and the *Asia Transition*

CEO Message

Finance Study Group (ATFSG), formed to facilitate transition finance in Asia. In Indonesia, MUFG joined the *Just Energy Transition Partnership* (JETP) as a founding member, alongside five major banks from Europe and the United States.

In view of the real economy, we believe that engaging with clients to determine an informed, orderly path—rather than abrupt divestment—to reach net-zero emissions is the most balanced approach to achieve transition to a carbon-neutral future. Accordingly, with our partners we are engaging with approximately 1,500 corporate clients at home and abroad to produce solutions aligned not just with their strategies but also with government policies. We are steadily building our foundation of accomplishments in financing such customer transition efforts.

In October 2022, Ms. Miyuki Zeniya was appointed Chief Sustainability Officer (CSuO) at MUFG. She has extensive knowledge of sustainability and is keenly aware of the myriad issues shaping this dynamic field. Other MUFG officers from diverse backgrounds will also bring pertinent expertise to bear as we honor our obligation to help address climate change and other societal issues.

Promoting Sustainable Businesses
Page 68



Transforming Our Corporate Culture

Among the most gratifying words I hear, both inside and outside the company, are: "MUFG has changed." And among the most gratifying behaviors of change I witness each workday is the acceleration of our decision-making.

It is also gratifying to see more colleagues taking on challenges—spontaneously and autonomously—to embody our stated *Purpose* of being committed to empowering a brighter future. Examples of this trend include the *MUFG Way Boost Project* launched in 2022. This project was started by colleagues who wish to take action to fulfill our *Purpose,* and to foster a sense of ownership at MUFG.

We created and issued a guidebook, *MUFG Way—Bringing it to life*, which showcases colleagues who breathe life into our *Purpose* on their own terms. In November 2022, I served as judge in a business incubation contest hosted by MUFG, *Spark X*, and was overwhelmed by participants' intense passion to bring positive change to the world, based on ideas transcending the scope of MUFG as we know it today. Even contestants who did not win embraced the value of taking on new challenges and the iterative process of forming and verifying hypotheses that we promote at MUFG.

I make it a point to engage, face-to-face, in dialogue with colleagues on an ongoing basis, in Japan and overseas, where in fiscal 2022 I hosted 24 townhalls and roundtable talks. An internal financial results presentation—an annual event I launched last year—was attended by more than 5,000 colleagues this year. Some showed keen interest in management issues beyond the scope of typical financial results, asking thoughtful questions on par with those I hear from institutional investors, including, "What is needed to improve MUFG's corporate value?" I genuinely appreciated the passion and serious consideration these colleagues showed for the future of MUFG as if it were for their own.

Given the scale of our organization, however, it's no surprise to hear some voices saying MUFG has not changed at all. I acknowledge we have a number of issues regarding agility and speed to action. The core of our corporate culture remains stubbornly stiff. Efforts to transform it will never yield genuine, meaningful results until we deploy institutional and individual energies to soften that core. Safe to say, we have miles to go, and given the furious forces constantly reshaping our environment, our viability hinges on how successful we are in transforming our culture. This is what fuels my strong sense of urgency about transformative efforts.

Those efforts will emphasize speed throughout fiscal 2023. We will simplify procedures and processes to free more time for colleagues to engage with customers and meet their commitments to pursue new challenges. We see room for improvement in how we build consensus and conduct meetings, trimming in areas colleagues identify as excessive artifacts of our traditional "just in case" mentality of overplanning and preparation. If we succeed in creating a work environment where

Spark X Voices from an Award-Winning Team   Page 90



MUFG Headquarters Building Project   Page 88



Voices from MUFG Way Boost Project Members Page 87



COLUMN

Lessons from Samurai Japan Manager Hideki Kuriyama on Creating an Ideal Team

In March 2023, Japan's national baseball team, *Samurai Japan*, won the *World Baseball Classic* championship. Shohei Ohtani—its star player, and an MUFG brand partner—asserted his generational talent for the world to see. Making the final game even more electric, *Samurai Japan* went head-to-head with the powerful national team representing the United States, the birthplace of baseball itself. Like millions of others, I was riveted to the dramatic showdown, watching Japan win a close game played by all at the highest level.

Recently, thanks to MUFG's involvement with *Samurai Japan* and our *World Baseball Classic* sponsorship, I had the honor of welcoming Mr. Hideki Kuriyama, the team's esteemed manager, to our Head Office. He was as unpretentious as he appears on television, and he immediately put me at ease. Over the course of a far-ranging conversation, he displayed compassion for his team members—who extend beyond players to the whole organization—and dedication to fulfilling his mission—which extends beyond baseball to winning in life. He kindly shared wisdom on team management, including creating an environment to maximize performance as well as fulfillment, and on motivating talent through communication. Valuable insights indeed, in synchrony with our ongoing drive to transform the culture at MUFG.

This meeting reinforced my determination to keep spearheading our transformation, so every colleague at MUFG can be better positioned to fulfill their potential... and as one global team, to honor our shared *Purpose* and our commitment to empowering a brighter future.



Welcoming *2023 Samurai Japan* Manager, Mr. Hideki Kuriyama (center), are Mr. Junichi Hanzawa (left), President & CEO of MUFG Bank, Ltd., and myself (right).



MUFG Brand Partner Shohei Ohtani, MLB All-Star, MVP, leading home-run slugger & strikeout pitcher for the Los Angeles Angels.

every colleague feels empowered—and a sense of excitement —I'm confident productivity will rise dramatically. Our managers and leaders, including myself, will drive the imperative of cultural transformation with determination and focus to propel us toward substantive change.



Offline attendees at the CEO Financial Results Presentation Session for MUFG colleagues.

CEO Message

Investment in Human Capital

An ideal work environment should provide each colleague the means and motivation to do their best possible work. Creating that vibrant atmosphere is our aim at MUFG. Since talent is the most important component of management capital, we reward our colleagues' efforts on behalf of our customers, communities, and society at large by raising their wages and investing in skills. This requires devoting budget and developing content for in-house training programs, including training for core digital specialists in a program called *DEEP*, an acronym for developing characteristics essential for MUFG's digital transformation.

We are also shifting and sharpening our focus on securing and nurturing top professional talent. Traditionally, we have focused recruitment on recent university graduates. Today, however, around 40% of our new recruits are sourced mid-career—and when we account for new graduates earmarked for specialist courses, that figure rises to 60%.

The value of diversity, equity & inclusion (DEI) is becoming increasingly clear to global corporations. Currently, roughly 60% of our workforce is non-Japanese. In fiscal 2023, we enacted a structure to promote DEI on a groupwide, cross-regional basis, and to foster a culture where colleagues understand and embrace the value of diversity, respect their fellows, and feel encouraged to unleash individual potential.

Raising the ratio of women in management is a major priority across MUFG. In Japan, over the past two years, we have steadily increased our original three-year target for female representation in management ranks. Our 2023 goal is now 22%, up from our original target of 18%. Our current ratio is of course far from sufficient, and our targets must continue to grow, so we will continue supporting career and skill development of female leadership prospects. We will do this through senior-management mentoring programs driven by officers, in addition to regular diversity forums at all management levels, including departmental and branch; and advancement support for other talented women at various posts throughout the company.



CHRO Message   Pages 79-80

Nurturing Human Resources with Robust DX Literacy   Page 59

Four Key Initiatives Supporting Human Capital Management—Promoting Diversity, Equity & Inclusion (DEI)   Pages 83-84

Capital Management and Shareholder Returns

When I took on the role of CEO in April 2020, MUFG's share price was ¥400. Three years on, it has regained strength and more than doubled. However, our price-to-book ratio is still unacceptable, at less than 1x.

Since steadily growing the value of capital that shareholders entrust to us is, by definition, imperative to our mission, ROE is the core focus of our current MTBP. We have raised dividend-per-share by 60% over the past three years, thanks to stable growth in profits, while maintaining a healthy balance of capital soundness and deployment toward investments for long-term growth. We also executed share repurchases of ¥450 billion in fiscal 2022. In fiscal 2023, we will maintain disciplined capital management and strive to improve ROE while presenting a clearly defined and transparent narrative of growth to shareholders.



CFO Message   Pages 17-26

MUFG as a Force for Connection in a Time of Division

My long-term vision of MUFG is to be a deep, steady resource for harmonious social progress. True, this is an ambitious ideal, but worthy because we live in a world where divisions have rarely been deeper, wider, or fiercer. On a geopolitical level, we see the ongoing struggle for global prominence between the United States and China, and the situation in Russia and Ukraine. These struggles, and others less publicized but still impactful, fuel a backlash against globalization. The result is trade friction, friend-shoring, and other economically divisive forces. On a social level, steep inflation is fueling profound economic disparity. And on an individual level, the pandemic has heavily restricted face-to-face communications.

But there is a countervailing power. The ubiquitous advancement of digital technologies has been a force for connection among individuals and institutions, facilitating—even nurturing—immediate bonds, regardless of location. Ironically, our deeply divided age is also an age when individuals can connect and build strong communities like never before, based on shared values alone.

What can MUFG, with our committed *Purpose* of empowering a brighter future, do to contribute to our stakeholders in this scenario? We can deploy the unique and profound power of finance to *connect*.

Fund settlement services *connect* parties in distant locations, including cross-border settlement. Finance brokerage *connects* growing businesses with depositors and investors who seek to better manage their surplus funds. M&A and investment banking solutions *connect* developed and emerging nations across geographic and economic borders. Asset management- and succession-related services *connect* customers with future generations, including children and grandchildren, and *connect* their career savings to retirement life. I could go on; the common function across the wide range of financial services MUFG offers globally is to *connect* one factor with another.

Above all, what we *connect* are invaluable financial assets, essential working capital, and individual and corporate data entrusted to us by customers. We help pump the lifeblood of society—not only in time-honored but also prescient ways. For instance, we can develop functions to *connect* customers on metaverse with safe and secure deposit accounts and digital wallets. This can lead to a growing number of physical and digital contact points with new customers. We can *combine and deliver* these functions with financial and non-financial services developed by Group companies, embedding MUFG in ecosystems of external partners and daily lives of consumers.

We are emphatically capable of stable settlement and robust financing backed by our solid balance sheet. With this leverage, we are able to engage customers who face challenges including digitalization and decarbonization through risk-taking endeavors and novel, diverse approaches. These include new businesses co-created with risk-sharing partners thanks to a platform where parties *connect*.

Facilitating these connections requires a high level of trustworthiness, reliability, and stability—traits the public demands in the wake of the tumultuous collapse of Stablecoins, a major crypto-currency exchange, and subsequent calls for stronger regulations. There are also growing concerns about emerging credit risks in connection with certain U.S. and European banks, some of which led to bankruptcy. Widespread awareness of these concerns are on full display in ongoing public discussions about regulations on AI platform operators and GAFAM—"Google, Amazon, Facebook, Apple & Microsoft."

MUFG's most profound assets reside in our diverse, unparalleled customer base, our Group companies' comprehensive capabilities, and our truly global network. We are also supported by a vast number of stakeholders across society who find MUFG trustworthy and reliable. In a divisive world we can, and must, serve as a bridge connecting individuals, institutions, communities, even cultures—a bridge built on reputation and our finance and digital strengths that we have dutifully earned over time.

CEO Message

Beyond Finance; Beyond Our "Comfort Zone"

For decades, I have observed a personal New Year's ritual —creating calligraphy of a single Chinese character I choose to represent my annual resolution. For 2023, I chose the character 超 —"going beyond"—as a reminder to embody the spirit of the MUFG *Purpose*.

When the *MUFG Way* was established two years ago, we characterized it as a fresh take on our commitment to help resolve issues related not only to finance, but also to non-financial issues affecting all of humanity. As divisions widened and deepened worldwide, MUFG formally resolved to embody a *Purpose* we express as "Committed to empowering a brighter future." We aim to leverage our diverse networks, representing a range of stakeholders, to facilitate creativity, community, and connection among individuals and institutions who might have otherwise found it hard to connect with each other.

This aim requires reaching beyond established conventions at MUFG that have earned us a reputation as being trustworthy—but also rigid. To be relevant in a more fluid future, we must transcend the scope of finance and its traditional business model.

In the spirit of 超, I wish for each MUFG colleague to join me in embracing the challenge of breaking through self-imposed limits of our past and instead *going beyond* into a fuller dimension of finance and a wider range of services.

H. Kamezawa

Hironori Kamezawa
President & Group CEO
July 2023

A Guide to Quickly Understanding Where MUFG Is Now

Keyword	Location of relevant topics touched on in CEO Message	Message summary	Locations of detailed descriptions
Purpose	Page 15	We commit to helping resolve issues related to finance and non-financial issues affecting all of humanity. As divisions widened and deepened worldwide, MUFG formally resolved to embody a Purpose we express as "Committed to empowering a brighter future." by leveraging our diverse networks to facilitate creativity, community, and connection among stakeholders.	📖 MUFG Way Pages 1-2
Improving ROE	Page 9	Our business model has grown far more resilient thanks to ongoing structural reforms and performance enhancements. We are determined and motivated to achieve both our ROE target of 7.5% and profits attributable to owners of parent of ¥1 trillion or more by the conclusion of our current MTBP.	📖 Progress under the MTBP Pages 53-54 📖 CFO Message Pages 17-26
Digital Transformation (DX)	Pages 9-10	After consolidation of our domestic branches and enhanced online channels, we are now shifting our focus to our customer and transaction base. We deploy DX within MUFG to improve branch-operation efficiency. We are also exploring new fields, including startup financing via AI, metaverse and Web3.	📖 Digital Transformation Pages 57-60 📖 Digital Service Business Group Pages 93-94
Addressing Environmental and Social Issues	Page 10	Having a societal duty to lead the industry to achieve carbon neutrality throughout Asia, we issued the *MUFG Transition Whitepaper* in 2022. Three areas where we must play such a role are customer engagement, transition finance, and international rulemaking.	📖 Contribution to Addressing Environmental and Social Issues Pages 61-78
Transforming Our Corporate Culture	Page 11	It is gratifying to see more colleagues taking on challenges to embody our Purpose. However, I acknowledge we have a number of issues regarding agility and speed to action. We will emphasize speed and simplify procedures and processes throughout fiscal 2023.	📖 Transform Our Corporate Culture / Human Capital Strategy Pages 79-90
Investment in Human Capital	Page 13	We reward our colleagues' efforts by raising their wages and investing in skills. 60% of our colleagues joining in a year are specialists. We promote DEI on a groupwide and we have raised 2023 target for female representation in management ranks in Japan to 22%.	
Shareholder Returns	Page 13	Our price-to-book ratio is still unacceptable, at less than 1x. We have raised dividend-per-share by 60% over the past three years, and executed share repurchases of ¥450 billion in fiscal 2022. We will maintain disciplined capital management and strive to improve ROE.	📖 CFO Message Pages 17-26

CFO Message



Committed to Pursuing Sustainable Improvement in ROE through Stable Profit Growth and Disciplined Capital Management

Tetsuya Yonehana
Representative Corporate Executive,
Senior Managing Corporate Executive, Group CFO

Review of Fiscal 2022 Operating Results

In fiscal 2022, MUFG tackled a radically changing business environment while striving to maintain robust financial management to counter such factors as steep global inflation as well as rapid and significant interest rate hikes by central banks in United States and Europe. Also, the progressive depreciation of the yen temporarily resulted in an exchange rate of more than ¥150 to the U.S. dollar and, in March 2023, concerns were raised about the credit risks associated with some U.S. and European financial institutions.

Against this backdrop, gross profits rose substantially year on year despite the recording of losses on sales of foreign bonds due to the re-balance of the securities portfolio as part of efforts to improve profit margins on a book-value basis. The rise was primarily attributable to a major increase in net interest income on the back of improvement in deposit and lending spreads thanks to our efforts to seize profit opportunities arising from changes in the environment. Other positive factors affecting gross profits included growth in foreign loan-related fees as well as rises in income from forex and trading, areas in which we took advantage of market fluctuations. On the other hand, general and administrative expenses rose year on year due mainly to the depreciation of the yen. However, net operating profits, which represent the earnings power of our mainstay operations, grew significantly to ¥1,594.2 billion, up ¥377.5 billion, or 31%, year on year, and thus returned to the level recorded in fiscal 2015 prior to the introduction of the negative interest rate policy.

Looking at indicators other than net operating profits, we recorded valuation losses on loans, bonds and other assets held by MUFG Union Bank (MUB) in the United States due to an accounting treatment applied in connection with the decision to sell our equity stake in MUB. These losses are included in credit costs and other non-recurring losses. However, the majority of these losses have been countered in the form of extraordinary gains upon the sale of said equity stake. If these and other accounting adjustments between various items are excluded, total credit costs for the fiscal year ended March 31, 2023 decreased by ¥50.5 billion and, as result, ordinary profits increased by ¥218.1 billion from the previous fiscal year. In summary, despite the one-off recording of extraordinary losses associated with structural reforms, profits attributable to owners of parent stood at ¥1,116.4 billion, effectively on par with the all-time best recorded in fiscal 2021.

As described above, in fiscal 2022 we promoted measures to counter valuation losses on foreign bonds while successfully offsetting one-time expenses and losses in connection with the sale of MUB as well as structural reforms with higher net operating profits. We have thus met our Medium-Term Business Plan (MTBP) target of stably earning ¥1 trillion or more in profits attributable to owners of parent for two years in a row. This indicates, I believe, steady improvement in our earnings power.

Consolidated Income Statement Summary

	MUFG (consolidated) (Billions of yen)	FY2021 Results	FY2022 Results	Change	Reference: After adjustment with MUB-related valuation losses[1] Results	Change
1	Gross profits	3,964.0	4,503.0	539.0	—	—
2	G&A expenses	2,747.2	2,908.7	161.4	—	—
3	Net operating profits	1,216.7	1,594.2	377.5	1,594.2	377.5
4	Total credit costs	(331.4)	(674.8)	(343.4)	(280.8)	50.5
5	Ordinary profits	1,537.6	1,020.7	(516.9)	1,755.7	218.1
6	Profits attributable to owners of parent	1,130.8	1,116.4	(14.3)	1,116.4	(14.3)

*1 Adjusted the valuation losses on assets held by MUB which was reversed as extraordinary gains. Total credit costs: ¥393.9 billion, ordinary profits: ¥735.0 billion

Progress in the MTBP

MTBP Financial Targets—Toward the Improvement of ROE

MUFG has positioned ROE at the core of business management in line with its priority commitment to improving it under the MTBP. We will strive to achieve an ROE of 7.5% in fiscal 2023. Although this figure is not necessarily high enough when considering the cost of capital, we have identified it as a milestone on the path to securing future growth. To this end, we have set targets for profits, expenses and RWAs,[*1] which we have defined as the three key drivers that will enable us to achieve this goal. We will therefore tighten our control on management resources while reinforcing the domestic business's revenue base and strengthening our global business, with the aim of becoming a financial group stably earning ¥1 trillion or more in profits attributable to owners of parent even as we improve ROE.

*1 Risk-weighted assets: The total monetary amount of risk volume calculated by reflecting the degree of risks associated with each asset held by MUFG.

I would like to elaborate on our basis for defining the three drivers to achieve our ROE target. First, in order to maximize our profits, the numerator of the ROE calculation, we need to build a strong profit base by keeping a robust control on our expenses even as we work to strengthen our earnings power. Second, we need to robustly control RWAs, which are related to capital—the denominator of the ROE calculation—so that we can utilize capital in growth investment and shareholder returns to further improve ROE. We are thus confident that we will be able to achieve a higher ROE through efforts related to the combination of these key drivers.

As shown in the table below, we have seen steady improvements in profit, expenses and RWAs in fiscal 2022. As presented in the graph on the subsequent page, these improvements resulted in significant improvement in ROE for all business groups over the course of the first two years under the current MTBP with the exception of the Global Markets Business Group, which recorded losses on sales of foreign bonds. Although the recording of one-off expenses caused consolidated ROE to decline from the previous fiscal year to 7.03%, the strong growth in net operating profits suggests that our ROE is now on a steady improvement track. Going forward, we will continuously work to make improvements in the three key drivers while practicing disciplined and proper capital management to sustainably improve ROE.

MTBP Financial Targets

	FY2021	FY2022	FY2023 targets	Medium- to long-term targets
ROE	7.79%	7.03%	7.5%	9%–10%
CET1 capital ratio[*1]	10.4%	10.3%		9.5%–10.0%

*1 Estimate reflecting the RWA increase calculated on the finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities

Breakdown of ROE Improving Factors (Logic Tree)

: Fiscal 2022 Progress

Improvement in ROE

Profits attributable to owners of parent / Shareholders' equity

Improvement in RORA[*1]

Profits attributable to owners of parent / RWAs

×

Capital management with the target range of the CET1 capital ratio

RWAs / Shareholders' equity

RWAs / Shareholders' equity ≒ Reciprocal of CET1 capital ratio

Strengthen profitability

Strategies for growth
- Resource allocations to growth fields

Positive effect of strategies for growth on net operating profits: Approx. + ¥325.0 billion
(Customer-segment net operating profits: + ¥443.1 billion)

Expense control

Structural reforms
- Increase the sophistication of expense control
- Free up funds for growth investment by reducing base expenses

Reduction in base expenses: – ¥44.0 billion
A year-on-year decrease in overall expenses, excluding the impact of foreign exchange fluctuations and the sale of MUB shares

RWA control
- Maintain fiscal 2020-end level
- Replace low-profitability assets with high-profitability assets

Disciplined RWA control kept the RWA volume at an appropriate level
Risk return improved on the back of improving lending spreads

Further enhancement of shareholder returns
- Aim for a dividend payout ratio of 40% via progressive dividends
- Flexibly execute share repurchases

Fiscal 2022: Increased the volume of full-year dividends by ¥4 per share while undertaking share repurchases of ¥450.0 billion
Fiscal 2023: Plan to increase the volume of full-year dividends by ¥9 per share while considering flexibly undertaking share repurchases

Strategic investments for sustainable growth
- Invest in growth fields (Digital, Global AM/IS, etc.)

Investing in the digital finance field in Asia while deciding to acquire an asset management firm boasting strength in private debt

Capital management
(Optimally allocate capital to improve ROE)

*1 Return on risk-weighted assets (an indicator suggesting capital profitability)

CFO Message

Trends in ROE by Business Group



*1 Calculated based on RWAs and economic capital

Strategies for Growth—Raising Profitability

In line with the current MTBP, we have been striving to reinforce profitability in five strategic areas, namely, "wealth management" and "approach of proposing solutions to customer's issues" in Japan and "Asia business," "GCIB & Global Markets" and "Global AM/IS"[*1] overseas.

In fiscal 2022, although our initiatives related to "Global AM/IS" were negatively affected by a downturn in market conditions, we made steady progress in each initiative under our strategies for growth. The overall positive effect of these strategies boosted our net operating profits[*2] by approximately ¥400.0 billion over the two-year period ended fiscal 2022. As we have set a target of garnering a total of ¥150.0 billion[*3] in net operating profits through these strategies for growth in the above five areas over the course of three years ending in fiscal 2023, the increase in net operating profits means that this target was more than satisfied ahead of schedule in the second year of the MTBP. Moreover, progress in these strategies also resulted in a ¥443.1 billion (37%) increase in our net operating profits of customer-segments compared with the previous fiscal year. Over the course of the first two years of the MTBP, we have thus achieved a ¥620.7 billion (62%) increase in this indicator, suggesting that our operating results are reflecting the effect of our initiatives to strengthen profitability. Paying close attention to the business environment, we will steadily enhance our earnings power while agilely aligning our approach to changes in external conditions.

📖 Please also refer to pages 53 and 54 for details of progress under each initiative.

*1 Asset management / Investor services
*2 Consolidated net operating profits compiled for internal managerial accounting purposes
*3 Excluding foreign exchange fluctuations

Roadmap toward the Enhancement of Profitability with an Eye to the Final Year of the MTBP

Net operating profits[*1]

(Billions of yen) ■ customer-segment ■ consolidated



*1 Consolidated net operating profits compiled for internal managerial accounting purposes (fiscal 2020 figure represents the figure prior to changes in in-house managerial accounting standards)

Profits Attributable to Owners of Parent

(Billions of yen)



Structural Reforms—Expense Control

To establish a more tangible profit / loss structure, we aim to reduce overall expenses, except for revenue-linked items, over the course of the three-year period under the MTBP.

Therefore, we are taking a more disciplined approach to expense control in line with the current MTBP. To this end, we have classified expenses into three categories: (1) expenses linked to revenues; (2) expenses for business growth; and (3) all other expenses, collectively, "base expenses." We are closely controlling these items via a PDCA cycle. Specifically, with the aim of curbing overall expenses, we will pursue reductions in base expenses to free up funds to cover expenses deemed essential to securing growth. Moreover, expenses for growth will be narrowly focused on particular areas in business fields subject to our strategies for growth, such as wealth management, Asia business and Global AM/IS. In addition, we will review our resource allocation plans, even those aimed at funding expenses for growth, on an as necessary basis considering the status of progress in business operations. In this way, we exercise disciplined expense control on a global basis.

In fiscal 2022, we reduced base expenses, mainly those associated with domestic operations, by approximately ¥44.0 billion. If the impact of foreign exchange fluctuations and the sale of MUB is excluded, overall expenses decreased approximately ¥28.0 billion year on year. Upholding the above MTBP policy of pursuing reductions in base expenses to free up funds to cover expenses for growth, we are maintaining tight control over overall expenses. As a result, the expense ratio decreased 4.7 percentage points year on year to 64.5% thanks in part to higher gross profits. As such, our efforts to enhance the resilience of the profit structure have been steadily progressing.

Structural Reforms—RWA Control

To improve ROE, we aim to maximize returns on RWAs (RORA) while controlling the overall volume of RWAs.

This means expanding the numerator in the ROE calculation in addition to controlling capital that is the denominator. The current MTBP has positioned ROE as a KPI requiring utmost priority for each business group. In line with this positioning, we are strongly focused on improving risk return in front-line operations. Our endeavors to this end include the development of a framework centered on RORA.

In fiscal 2022, we maintained the above approach and implemented ongoing initiatives to improve the capital efficiency of our assets. Over the first two years of the MTBP, we have reduced the balance of low-profitability assets by ¥8.6 trillion, replacing them with high-profitability assets totaling ¥9.6 trillion. These initiatives resulted in steady improvement in lending spreads in Japan and abroad while greatly contributing to growth in net interest income. I feel that our business approach focused on pursuing improvement in risk return is steadily becoming embedded in front-line operations, and the various mechanisms we have designed to this end are functioning effectively.

In fiscal 2023, we will continue to maintain robust RWA control. Simultaneously, we will strive for optimal resource allocations by, for example, allocating RWAs to areas in which we can accumulate high-profitability assets or take on fresh risk-taking endeavors. In this way, we will pursue further improvement in risk return.

Expense[*1] Control

(Billions of yen)


Expenses linked to revenues +¥10.0 billion
Expenses for business growth +¥6.0 billion
Base expenses (¥44.0) billion
2,909.0
2,747.0
Asia business
AM/IS, etc.
System expenses (¥22.0) billion
Domestic (¥29.0) billion
Overseas +¥7.0 billion
Foreign exchange fluctuations, etc.*2 +¥190.0 billion
FY2021
FY2022

*1 Figures are compiled for internal managerial accounting purposes
*2 The effect of foreign exchange fluctuations and the sale of MUB shares amounted to approximately ¥130.0 billion and ¥60.0 billion, respectively (provisional calculation).

RWA[*1] Control

(Trillions of yen)


Compared with the level as of Mar. 2021; excluding the effect of foreign exchange fluctuations and the sale of MUB shares
117.8
118.6
120.7
(8.6)
9.6
Ongoing replacement of low-profitability assets with high-profitability assets
Sale of the equity stake in MUB
Foreign exchange fluctuations
Mar. 31, 2021
Mar. 31, 2023 Excluding the effect of foreign exchange fluctuations and the sale of the equity stake in MUB
Mar. 31, 2023

*1 Estimate reflecting the RWA increase calculated on the finalized Basel III reforms basis, including net unrealized gains on available-for-sale securities

CFO Message

Business Portfolio

MUFG takes a "portfolio approach" to business management. This allows us to optimally combine operations with different profiles in terms of risk and return. In doing so, we strive to secure both a stable profit stream and higher ROE. In line with this approach, we have been developing an extensive business portfolio—differentiating ourselves from other financial institutions—that provides us with access to diverse profit sources. At the same time, we regularly review existing investments.

In fiscal 2022, we completed the sale of U.S.-based MUB in December 2022, in line with our decision to do so as part of our pursuit of the optimal allocation of management resources. Looking ahead, we will concentrate our management resources in the Americas to corporate transactions, an area of strength for us. At the same time, we will step up collaboration among the Bank, the Trust Bank and the Securities as well as our alliance with Morgan Stanley (MS). By doing so, we will achieve the further expansion of our operations in this region as well as improvement in capital efficiency.

In Asia, meanwhile, we have been undertaking investment in the digital finance field while investing in our local commercial banking platform on an ongoing basis, with the aim of accommodating the region's diverse and growing financing needs. Through these initiatives, we aim to secure a robust structure capable of meeting a broad range of needs, including for purchasing-related financing involving both physical and

online stores. We are thus taking a multilateral approach to seizing opportunities arising from Asia's economic growth.

In addition, Mars Growth Capital (Mars), which launched startup financing in Asia, has been steadily building an admirable track record since the fund's formulation and, in January 2023, announced that the total value of its fund had risen to US$750 million. Going forward, Mars will expand its scope of operations to encompass Europe and elsewhere across the globe while bringing its financing services to Japan to contribute to the creation of Japan-made unicorn corporations and support their business growth. Initiatives undertaken by Mars also utilize AI and are aimed at expanding MUFG's financing functions in the form of the fund. This approach is as effective as establishing a new bank. We consider Mars to be the fresh face of financing initiatives that bolster MUFG's business growth.

If MUFG is to achieve sustainable growth and improvement in corporate value, it is important to make its business portfolio even more profitable and stable. We believe that investment in growth fields is an essential means to that end. Going forward, we will consider undertaking strategic investment in the Asian region and business areas such as digital and Global AM/IS. Also, we will periodically review existing investments. Through these initiatives, we will enhance the capital profitability of each business constituting our business portfolio, thereby improving MUFG's consolidated ROE.

Strategic Investments for Sustainable Growth[1]



[1] All figures are approximate   [2] 5,501 million Thai baht converted into yen at the exchange rate as of the end of June 2022   [3] Initial investment   [4] Investment commitment of US$100 million converted into yen at the exchange rate as of the end of January 2023   [5] Total investment commitment (including planned commitment) converted into yen at the exchange rate as of March 31, 2023   [6] Acquisition of shares from FreakOut Holdings, Inc.   [7] Internal managerial basis   [8] A total transaction value of US$15.6 billion converted into yen at the exchange rate as of December 1, 2022

Setting Net Operating Profits on a Growth Trend

As we have touched on in the Review of Fiscal 2022 Operating Results, net operating profits, which represent our earnings power in mainstay operations, recovered to the level recorded prior to the introduction of the negative interest rate policy in Japan.

The diagram on the right shows the recent trend in consolidated net operating profits. Although the 2016 introduction of the negative interest rate policy resulted in stagnant net interest income in domestic operations and thus caused our earnings power to decline, we have to date striven to reduce domestic expenses while improving lending spreads and thereby put an end to the declining trend of domestic net interest income and realize a turnaround. Furthermore, we have successfully increased fee income, which, in turn, hit a record-high, through the strengthening of our solution capabilities. In addition, taking advantage of hikes in overseas interest rates, we expanded net interest income in overseas operations via the improvement of lending spreads and the curbing of deposit rates. Also, among the positive outcomes of inorganic growth strategies we have promoted thus far, our operating results have been buoyed by the business growth achieved by Krungsri and Bank Danamon, our partner commercial banks in ASEAN, as well as First Sentier Investors, a global asset management firm. Our earnings power has thus improved despite headwinds arising from the negative interest rate environment in Japan.

In summary, our net operating profits have obviously transitioned into a growth trend due to the success of the initiatives described above. Looking ahead, we will maintain and enhance the momentum of improvement in our earnings power in anticipation of the normalization of domestic interest rates. In these ways, we will strive to achieve further profit growth and a higher ROE.

Fiscal 2023 Financial Targets

In fiscal 2023, conditions in the business environment are expected to remain uncertain and challenging due mainly to the interest rate hikes in the United States and Europe as well as looming concerns of a spillover effect on real economies from the collapse of some overseas financial institutions. Nevertheless, our target for profits attributable to owners of parent is ¥1,300.0 billion, the highest we have ever set, and we are aiming to achieve an ROE of 7.5% in line with the ROE target stipulated under the current MTBP. Although the absence of growth in net operating profits due to the sale of MUB as well as the expected appreciation of the yen could have some negative effects on profit, we plan to offset the former by accumulating customer-segment net operating profits so that the decrease in net operating profits will be confined to the amount caused by foreign exchange fluctuations.

We have to date striven to develop resilient business models in Japan and abroad by executing strategies for growth and structural reforms. In fiscal 2023, we will do our utmost to successfully complete the current MTBP and, to this end, ensure that various measures we have undertaken thus far will yield tangible outcomes. By doing so, we will live up to our ROE target, which represents our priority commitment under the MTBP.

Trend in Consolidated Net Operating Profits



(Billions of yen)
- ■ Consolidated net operating profits (left axis)
- ● JPY net interest income (right axis)[1,2]
- ● Non-JPY net interest income (right axis)[1,2]
- ● Trust fees + net fees and commissions (right axis)[1,3]
- ● Net trading profits + net other operating profits (right axis)[1,4]
- ● Domestic expenses (right axis)[1,5]
- ● New income sources (right axis)[1,6]



*1 Figures are compiled for internal managerial accounting purposes; representing changes from the fiscal 2015 level
*2 Excluding dividends from subsidiaries; the figure for fiscal 2022 also excludes gains on investment trusts cancellation
*3 Excluding Krungsri, Bank Danamon and FSI
*4 The figure for fiscal 2022 includes gains on investment trusts cancellation included in net interest income
*5 Representing decreases in domestic expenses
*6 Net operating profits earned by Krungsri, Bank Danamon and FSI

Fiscal 2023 Financial Targets

(consolidated) (Billions of yen)	FY2022	FY2023 targets	Change
1 Net operating profits	1,594.2	1,450.0	(144.2)
2 Total credit costs	(674.8)	(300.0)	(19.2[1])
3 Ordinary profits	1,020.7	1,850.0	94.3[1]
4 Profits attributable to owners of parent	1,116.4	1,300.0	183.6
5 ROE	7.03%	7.5%[2]	0.47ppt

*1 Representing differences from fiscal 2022 results excluding MUB-related valuation losses
*2 Starting from FY2023, we will change the equity method accounting date for Morgan Stanley from Jan-Dec to Apr-Mar. As a result of this change, FY2023 is expected to reflect earnings for 15 months, including Morgan Stanley's financial results for the quarter ended Mar 31, 2023. The impact of this change, which is estimated to be approx. ¥60.0bn (based on the financial results for the quarter ended Mar 31, 2023) is not taken into account in calculating ROE target.

CFO Message

Capital Management

Basic Policy

We consider capital management to be a matter of importance in terms of achieving the ROE target under the current MTBP.

MUFG has been focused on capital management that achieves an appropriate balance among the "capital triangle" objectives, as illustrated below. Upholding this basic policy in the course of executing the current MTBP, we will endeavor to maintain creditability and reliability, which are the indispensable traits of a financial institution and largely dependent on its financial soundness. Accordingly, we will strive to improve our corporate value by steadfastly maintaining our financial soundness while further enhancing shareholder returns as well as undertaking investment in growth fields to raise profitability.

Capital Triangle



Further enhancing shareholder returns
- Maintain progressive dividends while flexibly considering share repurchases

Maintain solid equity capital
- CET1 capital ratio*1 target
- The 9.5%–10.0% range

MUFG's Corporate Value

Strategic investments for sustainable growth
- Focus on capturing returns on existing investments while considering new investment in Asia, digital, global AM/IS and other growth fields on an ongoing basis

*1 Estimate reflecting the RWA increase calculated on the finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities

Maintaining Solid Equity Capital
Capital Management Based on Target Range for the CET1 Capital Ratio

Under the current MTBP, we have set a target range for the CET1 capital ratio (CET1 ratio), which indicates financial soundness, at 9.5% to 10.0% (finalized Basel III reforms basis; excluding net unrealized gains of available-for-sale securities). We strive to practice disciplined capital management in line with this target range. Based on a CET1 ratio of 8.5% as stipulated by minimum regulatory requirements applied to MUFG, this target range was determined by taking into account such factors as the results of the multifaceted verification of the necessary stress buffer and the level of capital required of a financial institution deserving of the "A" rating—our target rating—granted by external rating agencies. With a CET1 ratio of 9.5% defined as the bottom line, we have thus set the target range with a breadth of 0.5%.

As indicated in the graph shown in the upper right, our CET1 ratio as of March 31, 2023 was 10.3%, surpassing the target range. We believe that this suggests the presence of sufficient capital surplus that can be allocated to the execution of various capital management measures. However, we are aware of the need to stay alert against future repercussions of the collapse of some overseas financial institutions that began in March 2023 and, accordingly, we will pay attention to the degree of resulting effect on real economies and financial regulations. Therefore,

we consider that we may need to somewhat increase capital surplus at this point in time.

In any case, our basic policy of maintaining the level of capital within the target range will remain unchanged. We will continue to practice disciplined capital management in a way that aligns with the external environment based on the prevailing circumstances.

Target Range for Capital Management (finalized Basel III reforms basis; excluding net unrealized gains of available-for-sale securities*1)

(As of March 31, 2023)



10.3% ★	● Maintain:	Progressive dividends
	● Implement:	Additional shareholder returns Strategic investments for sustainable growth
10.0%		
	● Maintain:	Progressive dividends
Target range	● Consider:	Additional shareholder returns Strategic investments for sustainable growth Accumulate capital within the target range
9.5%		
	● Consider:	Stable dividends in line with the level of profits
	● Implement:	Accumulate capital to improve CET1 capital ratio to the target range while practicing prudent risk management
8.5% (Required capital)	● Implement:	Review of the basic policies for shareholder returns Strengthen capital Reduce risks

CET1 ratio*1

* Estimate reflecting the RWA increase calculated on the finalized Basel III reforms basis. Excluding net unrealized gains on available-for-sale securities

Strategic Investments for Sustainable Growth

As I discussed earlier, we consider undertaking strategic investments aimed at raising profitability essential to securing sustainable growth and improving corporate value. At the same time, we maintain discipline in the course of identifying specific investment opportunities from the perspective of ensuring strategic effectiveness, investment profitability and capital efficiency.

In fiscal 2022, we decided to invest in Home Credit (Indonesia and Philippines), Akulaku (Indonesia), DMI Finance (India) and other digital financial players based in Asia, as part of a multilateral endeavor to seize opportunities arising from the growing need for digital financing in this region. We also formulated new funds focused on investing in startups in India and Indonesia and increased Mars Growth Capital's fund value to expand the scope of our investment in and financing for startups. Moreover, in the field of Global AM, we decided to acquire AlbaCore Capital, which boasts strength in private debt, a type of financing with strong growth potential, and otherwise made steady progress in measures to utilize capital to secure future growth.

We expect that the combined effect of strategic investments and fund investments undertaken thus far in the first two years of the current MTBP will eventually be translated into a 10% or greater improvement in ROE over the course of the next MTBP period. As

such, these investments are thought of as future contributors to MUFG's consolidated ROE. Going forward, we will continue to consider measures to utilize capital, including strategic investments to secure future growth in ROE, even as we take a disciplined approach with an eye to securing sustainable corporate growth and improvement in corporate value.

Further Enhancement of Shareholder Returns

In line with our Basic Policies for Shareholder Returns, MUFG strives to enhance the content of shareholder returns, with cash dividends defined as the primary means to this end, while giving due consideration to achieving an optimal balance between shareholder returns, capital soundness and growth investment. Specifically, (1) MUFG aims for stable and sustainable increases in dividends per share through profit growth. Accordingly, we will strive to progressively raise the dividend payout ratio to 40% by the end of fiscal 2023. At the same time, (2) MUFG has taken a flexible stance toward executing share repurchases that takes into account performance progress / forecast and capital situation, strategic investment opportunities and the market environment, including share prices, as share repurchases constitute a shareholder return measure contributing to improvement in capital efficiency. Lastly, (3) MUFG will cancel treasury shares in excess of approximately 5% of the total shares outstanding.

In line with the above policy, we increased the full-year dividend for fiscal 2022 by ¥4 per share year on year to ¥32 per share. In addition, we made share repurchases amounting to ¥450.0 billion annually and subsequently cancelled 590,000,000 treasury stocks (4.8% of the total shares outstanding prior to cancellation). As shown in the diagram below, over the course of the first two years of the MTBP, including fiscal 2021, we have allocated approximately ¥1.35 trillion, or about 60%, of cumulative profits attributable to owners of parent totaling around ¥2.2 trillion to shareholder returns, which comprised cash dividends and share repurchases.

Cumulative Capital Allocations over the Past Two Years (Fiscal 2021–2022)



❶ Strategic investments for sustainable growth, targeting mainly the digital field in Asia
❷ Share repurchases totaling ¥150.0 billion and ¥450.0 billion, respectively, in fiscal 2021 and fiscal 2022
❸ Increases of ¥3 yen and ¥4 yen per share in dividends for fiscal 2021 and fiscal 2022, respectively
❹ Accumulation of profit in line with forecast for the external environment
❺ Impact on capital allowances due to the expiration of the special regulatory adjustment regarding our investment in MS (terminated in fiscal 2022)

As for our dividend forecasts for fiscal 2023, we intend to pay a full-year dividend of ¥41 per share, up ¥9 per share year on year, in line with our policy of pursuing a progressive increase in dividends per share and our MTBP target of raising the dividend payout ratio to 40%. As a result of steady expansion in earnings per share (EPS) through profit growth and the reduction of the total shares outstanding via share repurchases, dividends per share will thus grow 64% over the course of three years of the MTBP.

Results and Forecasts of Dividends per Common Stock and Earnings per Share (EPS)



*1 Dividend payout ratio amounts to 37% when the impact of the one-time amortization of goodwill is excluded.
*2 Estimation based on the profits attributable to owners of parent target ¥1,300.0bn. Dividend payout ratio excluding the impact of change of the equity method accounting date for Morgan Stanley on our consolidated PL is approx. 40%.

With regard to share repurchases, we have not announced any plan to undertake share repurchases at the time of fiscal 2022 financial results announcement, but we do intend to consider flexibly executing share repurchases during fiscal 2023 based on our current recognition of capital status as described above, even as we pay attention to the surrounding conditions.

As presented in the following diagram, our policy is to utilize capital in a well-balanced manner for the two purposes of improving ROE and securing future growth. In fiscal 2023, the amount of capital to be allocated includes profit accumulation of ¥0.8 trillion (¥1.3 trillion profits attributable to owners of parent minus ¥0.5 trillion funds for cash dividends.) In this light, we believe that share repurchases will be an important option to improve capital efficiency, considering the current stagnation in MUFG's stock prices, with the Price Book-value Ratio (PBR) trending around 0.7 times.

Capital Allocations in Fiscal 2023



CFO Message

Enhancement of Shareholder Value

Our Recognition of MUFG's Stock Price

For MUFG, enhancing shareholder value is an important management issue.

Looking at the recent trend in Total Shareholder Return (TSR), MUFG's TSR over the past 10 years has been lagging considerably behind that of some global competitors. Although our two-year results following the launch of the current MTBP have shown an upward trend, we believe that this is largely attributable to growing market expectations regarding MUFG's future growth in light of steady progress in key strategies under the MTBP, including those that led to a 50% increase in EPS over past two years due to profit growth and disciplined capital management. Accordingly, we are acutely aware of the importance of steadily meeting such expectations.

As stated earlier, MUFG's stock price is currently stagnant, with the PBR trending around 0.7 times. This is attributable to our ROE falling short of the cost of capital. We therefore consider low ROE to be a major factor contributing to the present sluggishness. Taking a look at global banks and the relationship between their PBRs and ROEs as shown in the diagram on the right, these two indicators seem to strongly correlate. In particular, some U.S. banks whose TSR has remained high over past decade are appreciated by the market for their robust PBR, which is a result of ongoing improvement in ROE. This strong PBR, in turn, help raise stock prices of these banks and enables them to achieve a constantly high TSR.

Relationships between PBR and ROE



Source: Bloomberg (as of March 31, 2023/forecast for the next fiscal year)

Our recognition of issues

- Currently stagnant PBR is attributable to our ROE falling short of the Cost of Capital
- Aim to enhance ROE through Strategies for growth, Structural reforms and Capital management

$$PBR = 1 + \frac{\text{Equity spread (ROE – Cost of Capital)}}{\text{Cost of Capital – Growth rate}}$$

Global Comparisons of Total Shareholder Return (TSR) (Closing price as of March 31, 2013 = 100)



Initiatives to Enhance Shareholder Value

As mentioned earlier, MUFG has positioned ROE at the core of business management based on a recognition that improving ROE is essential to enhancing shareholder value.

In line with the current MTBP, we are striving to improve ROE by executing key strategies (Strategies for Growth and Structural Reforms) as well as practicing proper capital management. Details pertaining to these endeavors are provided in Breakdown of ROE Improving Factors featured on page 18.

However, our MTBP target of raising ROE to 7.5% remains insufficient when we consider the cost of capital. To achieve a higher stock price with PBR of at least 1 time, which represents the bare minimum level, we need to aim for even higher ROE. We also believe that, to improve ROE, it is important to practice disciplined capital management even as we strive for steady and ongoing growth in profit. We expect that achieving robust operating results backed by steady profit growth could positively impact MUFG's stock prices via an increase in PER. In addition, we deem it important to allocate surplus in a well-balanced manner to both investment for growth and shareholder returns, including dividends and share repurchases, in a way that maintains disciplined capital management.

We are fully aware that the market's evaluation of MUFG is reflected in the currently stagnant PBR. Taking this situation seriously, we will strive to sustainably improve ROE so that market participants can have even greater expectations for our future growth. In this way, we will enhance shareholder value.

Divestment of Strategic Equity Holdings

In line with our basic policy of reducing strategic equity holdings, we divested such holdings by an amount equivalent to ¥870.0 billion (on an acquisition-cost basis) over the six years from fiscal 2015 to fiscal 2020. Thus, going into the current MTBP, our divestment target for the three years is set at ¥500.0 billion.

In fiscal 2022, we were able to divest equity holdings totaling ¥154.0 billion thanks to our engagement in intensive dialogue with corporate clients. This brought the cumulative amount of equity holdings divested thus far since fiscal 2021 to ¥323.0 billion, making steady progress toward the MTBP target of reducing such holdings by ¥500.0 billion.

Equity holdings divestment is essential from the perspective of maintaining robust RWA control as it frees up capital resources. It also helps reduce financial risk arising from share price fluctuations. Therefore, MUFG's stock prices may well be positively affected by the divestment of equity holdings and resulting reductions in volatility and the cost of capital.

Going forward, we aim to further divest equity holdings while engaging in dialogue with our corporate clients to secure their understanding.

Dialogue with Shareholders and Other Stakeholders

As we aim to help our stakeholders to gain a good overview of MUFG's strategic endeavors employing its unique and extensive business portfolio, we believe that providing them with accurate and timely explanations of our operations is a matter of importance. Furthermore, the provision of sufficient information to stakeholders will lead to the elimination of informational asymmetry between MUFG and investors, and could possibly result in reductions in the cost of capital. Accordingly, we are striving to enhance the content of information disclosure by, for example, enriching presentation materials. In addition, we also deem it important to enhance the content of non-financial information being disclosed given the growing significance of such information.

In fiscal 2022, we held one-on-one and small meetings to secure opportunities for dialogue between top management and investors in Japan and abroad. We also hosted Investors Day, with presentations by the heads of the seven business groups, as well as small meetings hosted by outside directors, seminars focused on discussing climate change measures, seminars for individual investors and other events. (Please refer to page 31 for details.) As for the disclosure of non-financial information, we issued the Sustainability Report, the Progress Report aimed at disclosing progress in our initiatives to realize carbon neutrality and the Human Rights Report, which summarizes our efforts to ensure respect for human rights, among other publications. In these ways, we strove to enhance the content of information disclosure.

Dialogue with our stakeholders, including shareholders, investors and ratings agency representatives often provides valuable opportunities and insights. Going forward, we will focus on maintaining such dialogue, stepping up both investor relations (IR) and shareholder relations (SR) engagement with those charged with exercising voting rights. Stakeholder opinions are shared among Board members and given due consideration in the course of business operations and capital management. We always welcome frank opinions about MUFG.

Having positioned the current MTBP period as "three years of new challenges and transformation," we will continue to strive for improvement in MUFG's corporate value and the successful closure of the final year of the MTBP through steady profit growth and disciplined capital management, thereby achieving a higher ROE.

We ask for your continuous support in this endeavor.



MUFG's Pursuit of Value Creation

CONTENTS

Value Creation Process

In line with our Purpose, "Committed to empowering a brighter future." we work to create value via business strategies that go in tandem with the pursuit of solutions for environmental and social issues, with the aim of becoming the world's most trusted financial group.



Inputs

Financial capital
- Deposits ¥**213.6** trillion
- Net assets ¥**18.2** trillion

Human capital
- Employees
  Approximately **120,000**
  (overseas: **57**%)*1
- *1 Excluding part-time and temporary employees
- 📖 Pages 79–80

Intellectual capital
- MUFG's unique strengths
  Group companies' comprehensive capabilities
- The broadest product lineup among financial institutions

Social and relationship capital
- A robust customer base, Japan's largest of its kind (Approximately **34** million individual customers and approximately **1.1** million corporate clients)
- An extensive network (**436** bases in Japan and approximately **1,600** bases overseas)
- Trustworthy and reliable brand

Natural capital
- Total energy consumption volume **452,936**MWh (fiscal 2021)

Value delivered to stakeholders
▶ Page 31

Realize value creation integrated with management

Leveraging MUFG's unique strengths
▶ Page 37
- **Group companies' Comprehensive Capabilities**
- **A commercial banking platform encompassing the ASEAN region**
- **Alliance with Morgan Stanley**
- **Knowhows of global asset management business**

Business operations undertaken by each segment

Digital Service
Retail & Commercial Banking
Japanese Corporate & Investment Banking
Global Commercial Banking
Asset Management & Investor Services
Global Corporate & Investment Banking
Global Markets

▶ Page 91

Strengthen and accelerate value creation efforts
▶ Page 79

Foundations supporting our business activities
▶ Page 109

Purpose
Committed to empowering a brighter future.

Improvement in corporate value and the enhancement of each capital category

Outcomes

Results fiscal 2022	Targets and visions
Financial capital	
• Profits attributable to owners of parent ¥1.1 trillion	• ¥1.3 trillion (fiscal 2023)
• ROE 7.03%	• 7.5% (fiscal 2023), 9% to 10% (medium- to long-term)
• Common Equity Tier 1 capital ratio*1 10.3%	• Target range 9.5% to 10.0%
Human capital	
• Ratio of women in management in Japan 19.6%	• 22% (fiscal 2023)
• Number of the Job Challenge program applicants 2,630	• Strengthen engagement with employees
Intellectual capital	
• Strengthen collaboration with external partners	• Evolving into a financial and digital platform operator
• Decision on investment of approximately ¥200 billion mainly in Asia	
Social and relationship capital	
• Number of users of internet banking 9.3 million (fiscal 2022)	• Pursue the best mix of face-to-face and online customer services
• Number of branches (the Bank) 327 branches (fiscal 2022)	
• Expand new touchpoints (Online consulting from home, etc.)	
Natural capital	
• Financed portfolio Disclosure of interim targets for 2030 (respective targets for real estate, steel and shipping sectors)	• Net zero (2050)
• Greenhouse gas (GHG) emissions from own operations Disclosure of interim targets for fiscal 2025 and 2026	• Net zero (2030)
• Publication of MUFG Progress Report and MUFG Transition White Paper	

*1 The finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities

• CFO Message .... Page 17

• Transform Our Corporate Culture / Human Capital Strategy .... Page 79

• Digital Transformation (DX) .... Page 57

• Contribution to Addressing Environmental and Social Issues .... Page 61

Value Creation Process

Value Delivered to Stakeholders

To secure sustainable growth and enhance its corporate value, MUFG proactively engages in communications with stakeholders and takes heed of their expectations and requests regarding improvements in its business management.

Customers and partners

Policies for initiatives

Deliver both financial and non-financial solutions to help customers resolve challenges they are confronting through business operations that precisely align with changes in the business environment and leverage MUFG's strength

Initiatives

- Initiatives of each business group 📖 Pages 93-106
- Engagement with customers for decarbonization based on collaboration with external partners: Approximately 1,500 corporate clients at home and abroad 📖 Page 71
- Customer feedback volume: Approximately 180,000 instances,[1] including 214 inputs utilized to improve services

[1] The Bank, the Trust Bank, MUMSS, NICOS and ACOM

Communities and society

Policies for initiatives

Serve as a component of the financial infrastructure supporting society by offering stable funding and making our solid operations and systems available to customers while contributing to the social transition to digital technologies

Initiatives

- Number of dialogues held with NPOs/NGOs: 27
- Response to aging population & low birthrate 📖 Page 77
- Supporting business efforts and innovation-oriented endeavors aimed at resolving social issues 📖 Page 78
- Cyber security-related initiatives 📖 Pages 127-128

Future generations

Policies for initiatives

Discover opportunities from the pressing need to solve environmental and social issues, thereby becoming a pioneering company blazing a path into the coming era

Initiatives

- Moving towards Carbon Neutrality 📖 Page 66
- Participation in climate change-related initiatives and the dissemination of MUFG's opinions 📖 Page 67
- Promoting sustainable businesses 📖 Page 68
- Disclosure based on TCFD recommendations 📖 Pages 69-73

MUFG Colleagues

Policies for initiatives

Promote corporate culture reforms focused on "speed" and "new challenges" by winning employee empathy toward "Corporate Transformation" via dialogue

Initiatives

- Human capital management 📖 Pages 79-80
- Number of employees who applied for Job Challenge, an in-house job-posting program: 2,630, the ratio of applicants transferred to desired positions via the program: 44% 📖 Page 82
- MUFG Way Employee Sessions, MUFG Way Boost Project 📖 Page 87
- Spark X—new business incubation program 📖 Pages 89-90
- Town hall meetings attended by top management members 📖 Page 32

Shareholders and investors

Number of shareholders Approximately 910,000

Policies for initiatives

Maintain highly transparent information disclosure and engagement in constructive shareholder dialogue while reflecting shareholder feedback in business management and strategies

Initiatives

- Number of attendees at the General Meeting of Shareholders: 758 (a total of 1,516 shareholders watched the meeting online)
- Number of presentation meetings held for institutional investors and analysts: 7 Dialogue between outside directors and institutional investors 📖 Pages 109-111
- Number of individual meetings with institutional investors: 359 (215 meetings with overseas investors)
- Number of online seminars held for individual investors: 4 (a cumulative total of 3,200 viewers)

Examples of Activities Aimed at Delivering Value to Stakeholders



Communities and society × MUFG

The John F. Kennedy Airport Expansion Project in New York City, the United States

In June 2022, MUFG signed a project finance agreement to support the expansion of New Terminal One at John F. Kennedy International Airport in New York City, in the United States. Acting as Financial Advisor as well as the Lead-Left Bookrunner, MUFG closed this deal totaling USD6.6 billion (approximately ¥880.0 billion), which will support a major infrastructure development project aimed at expanding one of the largest international gateway airports in the United States handling traveler traffic from around the world.

Financing for infrastructure and energy related projects is more likely to bring stable revenue even amid economic fluctuations. MUFG has long been a market leader in this field. In recent years, we have realized both robust balance sheet control and higher fee income through project financing by, for example, proactively promoting the Origination & Distribution business*1 and offering interest rate hedges with higher added value to our clients.

In recognition of the initiatives described above, MUFG was chosen in 2022 as "Global Bank of the Year" by Project Finance International (PFI), a leading publication company in the project financing industry.

Looking ahead, we will continue supporting projects that empower our stakeholders, by leveraging our world-leading specialist expertise, extensive experience, and our robust global network.

*1 A business model selling syndicated project finance assets to institutional investors and others





Deal members at groundbreaking ceremony



PFI
AWARDS
2022

MUFG Colleagues × MUFG

Group CEO Joins with Employees from Three Group Entities in Indonesia in a Town Hall Meeting, Engaging in Vigorous Discussions

To improve employee engagement, we have been proactively holding town hall meetings attended by officers in Japan and overseas. For the same purpose, a growing number of departments and branches have recently taken the initiative of hosting roundtable talks and other events.

In September 2022, President & Group CEO Kamezawa flew to Indonesia to host a town hall meeting. Approximately 200 employees from three Group entities—the Bank's Jakarta Branch, Bank Danamon, and Adira Finance (a subsidiary of Bank Danamon)—gathered at the venue.

Over the past decade, MUFG has placed utmost emphasis on executing investment in the country due to its high economic growth rate, with the acquisition of Bank Danamon being a prime example of this focus. While addressing attendees at the meeting, Mr. Kamezawa spoke in the Indonesian language to share MUFG's Purpose of being "Committed to empowering a brighter future." He communicated a powerful message with regard to his expectations for the concerted dedication of staff at three Group entities to work as One Team to empower a brighter future for Indonesia.

Also, a variety of questions from employees were addressed, encompassing such topics as diversity, equity & inclusion (DEI) and MUFG's digital transformation (DX) strategy. The meeting was thus successful in improving employee engagement. Following the event, Mr. Kamezawa paid visits to neighboring Group bases and local financial authorities, attracting the attention of local media, with his activities covered in multiple news stories. In this way, his travel to Indonesia helped demonstrate MUFG's commitment to supporting Indonesia's development.



A town hall meeting held at Bank Danamon

Trajectory of MUFG's Operations Aligned with Changes in Society

Striving to remain a trustworthy partner for all our stakeholders, we have pursued mutual and sustainable growth in tandem with customers while aligning our business strategies with the changes of the times.

1656–

Hard-earned trust backed by a history spanning more than 360 years and a robust customer base

1656
• Konoike Exchange Bureau opened in Osaka (Precursor of Sanwa Bank founded in 1933)



Source: Konoike Limited Partnership Company

1880
• Mitsubishi Exchange House established by Yataro Iwasaki (Precursor of Mitsubishi Bank founded in 1919)
• Yokohama Specie Bank established (Precursor of The Bank of Tokyo founded in 1946)



Source: The Mitsubishi Archives

Source: Kanagawa Prefectural Museum of Cultural History

1927
• Mitsubishi Trust established
• Kawasaki Trust established

1941
• Tokai Bank established

1948
• Yachiyo Securities established

1959
• Toyo Trust and Banking established

Changes in Profit Composition

Trends in Profits
Profits attributable to owners of parent (billions of yen)

Economic and Social Trends

2005–

MUFG inaugurated Strengthened investment banking operations

2005
• MUFG inaugurated Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities inaugurated



2006
• Bank of Tokyo-Mitsubishi UFJ (now MUFG Bank) inaugurated

2007
• Mitsubishi UFJ NICOS inaugurated

2008
• Strategic alliance with Morgan Stanley



• UnionBanCal Corporation became a wholly owned subsidiary of MUFG
• ACOM became a subsidiary of MUFG (JGAAP only)

2010
• Mitsubishi UFJ Morgan Stanley Securities, Morgan Stanley MUFG Securities inaugurated



Overseas 17%

Fiscal 2006

Domestic 83%

Composition[1] of Customer-Segment Profits[2]
[1] Percentage figures of overseas consist of profits earned by overseas operations under the supervision of the Integrated Corporate Banking Business Group for fiscal 2006, profits earned by the Integrated Global Business Group for fiscal 2013 and profits earned by GCB and GCIB for fiscal 2022
[2] Customer-segment net operating profits

| 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |

2005
• Transition to limited deposit guarantee "payoff" scheme in Japan

2006
• The Bank of Japan (BOJ) terminated zero interest rate policy

2008
• Financial crisis triggered by Lehman Brothers

2010
• The debt crisis emerges in Europe

2011
• The Great East Japan Earthquake

2012–

Enhanced our presence in the ASEAN region

2013
- Conversion of Bank of Ayudhya (Krungsri), a major commercial bank in Thailand, into a subsidiary



- Capital and operational alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade (VietinBank), a national bank in Vietnam

2015
- Moved to a "company with three committees" structure

2016
- Capital and business alliance with Security Bank Corporation in the Philippines

2019
- Conversion of Bank Danamon, Indonesia, into a subsidiary



- Conversion of Australia-based asset manager First Sentier Investors into a Subsidiary

2020–

Started to take on the challenge of business model reforms

2020
- Capital and business alliance with Grab Holdings Inc.

2021
- Established the MUFG Way (renamed from Corporate Vision)
- Launched the Digital Service Business Group, transitioning to a seven-business group structure
- Announced the MUFG Carbon Neutrality Declaration

2022
- Sold MUFG Union Bank
- Decided investment of approximately ¥200 billion in digital finance field in Asia

2022
¥1,116.4 billion

Overseas
30%

Fiscal 2013

Domestic
70%

Overseas
41%

Fiscal 2022

Domestic
59%

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022 (FY)

2012
- The Abenomics stimulus package initiated

2013
- The BOJ introduces quantitative and qualitative monetary easing policies

2016
- The BOJ introduces a negative interest rate policy and yield curve control

2018
- U.S.-China trade Friction

2020
- The COVID-19 pandemic emerges

2022
- Russia-Ukraine conflict erupts

Trajectory of MUFG's Operations Aligned with Changes in Society

Message from Kevin Cronin
CEO and Regional Executive
for the Americas



Kevin Cronin

CEO and Regional Executive for the Americas
Global Executive of Corporate and Investment Banking for the Americas and EMEA
Co-International Supervision Executive of Capital Markets

Profile: Kevin Cronin is CEO and Regional Executive for the Americas from 2021. He joined MUFG in 2011 as the Head of what is now Global Corporate and Investment Banking in the Americas.

Prior to joining MUFG, Mr. Cronin spent more than 20 years at Bank of America and its predecessor firms, where he held senior roles leading U.S. corporate banking, transaction banking, and loan syndications.
Mr. Cronin began his career at Union Bank as a middle-market commercial loan officer.

MUFG Americas: Focused on the Future, Strengthened by History

Collaborating with Purpose

The theme that resonates most with me is "Collaborating with Purpose." In the Americas, we've set a new strategic course for the next several years. One of the underlying principles of our strategy is increased global and regional collaboration to realize the full value of our franchise. Our future growth is dependent upon colleagues understanding and leveraging the full range capabilities that MUFG offers in service to our clients.

For more than 360 years, MUFG has been a consistent, reliable partner for businesses navigating times of change—and today is no different. The Americas region is in the midst of navigating its own period of transition. We are at a critical but exciting juncture in our history as we shift to a new operating model in the Americas focused on becoming a world-class debt house.

In September 2021, MUFG entered into a definitive agreement with U.S. Bancorp to sell MUFG Union Bank's core regional banking franchise in the U.S. The sale of our retail banking franchise, which was established in 1864 in San Francisco as The Bank of California, was a pivotal moment in our company's history. As several foreign banking organizations operating in the U.S. have done in recent years, MUFG came to the realization that the greatest opportunity for growth is in wholesale banking. To fully focus on growth in wholesale, it was necessary to exit retail banking operations in the U.S. While it was a difficult decision to sell one of the cornerstones of our franchise, we are now focused on becoming a premier corporate and investment bank with industry-level specialization in high growth sectors.

With the majority of the transition of MUFG Union Bank to U.S. Bancorp completed, we have set a new strategic course for the future: leverage our core strengths in corporate and investment banking through a groupwide, integrated business approach to deliver results for our clients and colleagues. While there are many unique business segments, diverse geographies, and group companies across Latin America, Canada and the U.S., our aim is for clients to experience MUFG as an integrated global financial institution working tirelessly on their behalf.

Business Line Focus and Areas of Strategic Growth

Following the close of the sale of MUFG Union Bank, our key businesses lines now include: Global Corporate and Investment Banking; Global Markets; Japanese Corporate Banking; and Asset Management & Investor Services. Some of our key products include debt capital markets, structured lending, working capital solutions, transaction banking, fixed income markets, and corporate advisory.

Going forward, we have an incredible opportunity to leverage what we have built over the last decade in the Americas, including our strong client franchise, large relationship credit book, deep sector expertise, and an incredible talent base.

To further grow the business, we will strategically expand our business model, such as with the continued shift of our lending activities from investment grade to more specialized leveraged finance products. We will realize the full potential of our platform through closer collaboration between our banking and securities businesses, which will accelerate our transformation

to be a world class debt house, serving the financial needs of our most sophisticated global corporate and financial institution clients.

Specifically, we will focus on the following areas to grow and further integrate our businesses over the next few years:

- **Integration of Global Corporate and Investment Banking and Global Markets**
  Several years ago, we began integrating our Global Corporate and Investment Banking and Global Markets businesses to provide a more seamless client coverage model. In the coming years, we will continue on this path and prioritize investments in areas such as leveraged finance sales and trading, which is a key to realizing the full value of these businesses.

- **Middle Corporate Expansion:** The U.S. middle-market corporate segment represents a significant opportunity for national growth. We will expand our client-centric strategy to bring specialized industry and sub-sector expertise across our direct lending, advisory, markets and transaction banking product suite. We will also focus on sectors that are driving economic growth such as technology, healthcare, and diversified industries.

- **Product and Coverage Opportunities:** Transaction Banking products and services will be deployed across all businesses. We will focus on our deposits, commercial card, and integrated payment offerings, seeking both partner and expansion opportunities as we move ahead. In addition to Transaction Banking, we will invest in other product capabilities to capture incremental client revenue, such as rates, foreign exchange, and secondary trading flows. In addition, we will increase our focus in areas such as ESG, where we are looking to achieve our goals pledged through our Carbon Neutrality Declaration.

- **Partnership with Morgan Stanley:** With a renewed focus on wholesale banking, we will continue to opportunistically expand our strategic partnership to deliver best-in-class execution to our client base. We will continue to focus on business collaboration through the Loan Marketing Joint Venture,[1] while looking to increase combined efforts in the non-investment grade space.

  *1 Joint venture established between MUFG and Morgan Stanley in June 2009 for promoting lending and capital markets services in the Americas. Since the LMJV's inception, MUFG and Morgan Stanley have jointly provided commitments for numerous transactions.

- **Maintain our Strong Culture:** We are committed to ensuring that our unique culture is preserved, and we will leverage our established Culture Principles to drive higher performance and returns through exceptional client service. Diversity, equity & inclusion will continue to be a

critical driver of our business outcomes, as well as for meeting our Purpose: "Committed to empowering a brighter future"

In addition to growing our revenues, we will be deliberate on aligning our back and middle office functions with our wholesale-focused business model and ensure we are creating capacity to invest in areas that will expand and enhance the capabilities we bring to our clients, as well as to improve overall profitability.

Looking to the Future

We operate in one of the most attractive and stable markets in the world with the largest—and one of the fastest growing—fee income opportunity pools. Over the past decade, our wholesale businesses have proven their ability to grow and successfully navigate in an ever-changing global landscape. There's also significant opportunity for the Americas region to increase wallet share by improving our client coverage model, enhancing our product integration, and working together in an integrated manner not only in the region but throughout our global network.

Additionally, having taken on the role of Global Executive of Corporate and Investment Banking for the Americas and EMEA, and Co-International Executive of Capital Markets for Americas and EMEA as of April, my mandate is to further integrate our banking and securities businesses, optimize our business model, streamline decision making, and improve profitability and resource management.

Across the MUFG franchise, the Americas will continue to enhance our client-centric strategy and unlock a more aspirational plan to further expand our presence in the global market, and continue to drive the growth for MUFG.



MUFG's Unique Strengths

Striving to remain as a trustworthy partner for all our stakeholders, we have pursued mutual and sustainable growth in tandem with customers while aligning our business strategies with the changes of the times.

Group Companies' Comprehensive Capabilities
pages 38–40

We provide customers with optimal solutions backed by a full lineup of financial services, including banking, trust banking, securities, credit card and consumer finance.

Delivering diverse financial services to an unparalleled customer base, Japan's largest of its kind

Approx. **34** million individual customers

Approx. **1.1** million corporate clients



Strategic alliance
Morgan Stanley[1]

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Banking
- MUFG Bank
- **A commercial banking platform encompassing the ASEAN region**
  - Krungsri (Bank of Ayudhya)
  - Bank Danamon

Trust banking
- Mitsubishi UFJ Trust and Banking Corporation
  - Mitsubishi UFJ Kokusai Asset Management
  - **Global AM business**
    - First Sentier Investors (FSI)
  - MUFG Investor Services Holdings

Securities
- Mitsubishi UFJ Securities Holdings
  - Mitsubishi UFJ Morgan Stanley Securities
  - Morgan Stanley MUFG Securities[1]

Credit card and consumer finance
- Mitsubishi UFJ NICOS
- ACOM

*1 Equity-method affiliate

Strategies in Asia
pages 41–44

Over the course of seven years since 2013, we have invested in commercial banks in Thailand, Indonesia, Vietnam and the Philippines. Moreover, we have started investing in digital financial players, beginning with Grab in 2020.

Global Asset Management (AM) Business
page 47

In 2019, we made a strategic investment in FSI, an Australia-based asset management firm in order to strengthen our global AM business.

Alliance with Morgan Stanley
pages 45–46

Since 2008, we have maintained a strategic and capital alliance with Morgan Stanley. While focusing on investment banking operations, our alliance with this partner is now expanding to encompass wealth management and AM/IS. Developing new stages of collaboration.

   

A Robust Structure Supporting the Provision of Optimal Financial Services

MUFG boasts a full lineup of financial solutions, including banking, trust banking, securities, credit card and consumer finance. Taking a customer perspective-based approach, each Group company draws on its distinctive strengths and insights in its area of specialty and acts in collaboration with colleagues in other Group companies to provide customers with financial services optimized to meet their needs.

Taking a groupwide, cross-regional approach, we will leverage our robust customer base, the largest of its kind in Japan, to realize our commitment to empowering a brighter future.

Example of leveraging Group Companies' Comprehensive Capabilities

Finance Support through collaboration between the Bank and the Securities

MUFG provides large-sized finance to its clients leveraging O&D (Origination & Distribution) business model. The Bank and Securities work together to provide various financing solutions such as loans and bonds as a package and distribute such assets to institutional investors, which enables efficient balance sheet management.

[Example] The Bank, Securities and Krungsri closed Green Finance for renewable finance projects

MUFG arranged an AU$ 495 million green loan for RATCH-Australia Corporation (RAC), a renewable energy company based in Australia. MUFG was able to execute the deal through Krungsri's strong relationship with RATCH Group-parent company of RAC based in Thailand.

In this deal, the Bank provided various solutions not only loans but also interest rate swap and operating account services, while the Securities team offered DCM solutions. Leveraging the Group's various financial solutions across entities and Partner Banks' strong relationship with the client, MUFG was able to address and respond seamlessly to client's financing needs.



MUFG's Unique Strengths

Developing the MUFG Wealth Management Business Targeting the High Net-worth by Leveraging Comprehensive Capabilities Afforded by a Groupwide Collaboration


MUFG Wealth
Management

Market Opportunities Now Available to the MUFG Wealth Management Business

MUFG has positioned its wealth management (WM) business, which leverages the comprehensive capabilities afforded by the Group, as a key component of Strategies for Growth. Today, the market for financial services targeting the high net-worth is expanding in Japan. We will leverage a groupwide, integrated approach in which the Bank, the Trust Bank and the Securities work in collaboration, with the aim of addressing the diverse issues our customers are now confronting to help them manage their invaluable assets.

We believe that, in the coming era, customers will expect financial institutions to help them realize more affluent lives and "to protect, relay and expand" wealth they have accumulated so that this wealth is securely passed down to the next generation. Accordingly, through the MUFG WM business, we aim to be a partner worthy of being entrusted with our customers' present and future. To this end, we strive to fully understand each customer's life goals and help them achieve such goals by providing professional advice. Specifically, we focus on a profiling approach that examines a diverse range of information regarding that customer's past and present status as well as their aspirations for the future to understand their needs comprehensively, identify issues that should be addressed and propose solutions for such issues.

Currently, the total value of assets possessed by individual customers of the MUFG WM business and identified via the above profiling amounts to ¥120 trillion. This profiling also confirmed that the value of capital held by corporate clients of our WM business total ¥150 trillion. To serve this market, we are leveraging MUFG's unique and comprehensive capabilities backed by Group companies to develop the WM business.

Overview of our strategy


Expand clients by our comprehensive capabilities
Protect
High net-worth in Japan
MUFG WM clients
Profiling amount
Corporate capital value
¥150 trillion
Retail amount of profiling
¥120 trillion
Expand
Relay

Collaboration with Morgan Stanley in the Use of Our WM Digital Platform and Other Endeavors

In the United States, Morgan Stanley (MS) has greatly expanded its WM business. MUFG is engaged in collaboration with and utilizes insights afforded by MS in diverse areas, ranging from the WM digital platform and other digital technologies to asset management and human resource development.

Released in February 2022, the WM digital platform was designed to materialize MUFG WM business via the use of MS's insights. This consolidates customer profiling data and enables us to deliver high-value-added services through the provision of timely and appropriate advice to customers based on the overall status of their assets. In particular, this platform currently makes possible our groupwide, integrated approach to accommodate business succession needs among business owners and asset succession needs among high net-worth customers.

In fiscal 2022, we hosted the MSWM Forum for the first time in three years. The forum's purpose is to update our WM digital platform and strengthen the proposal capabilities of sales personnel via the sharing of insights. With MS's headquarters division managers and staff in charge of the super-high net-worth customers invited to Japan, the forum involved roundtable talks focused on how to effectively utilize the WM digital platform and how to employ a goal-based approach in delivering proposals. In addition, we exchanged opinions with these individuals regarding WM strategies, asset management and human resource development.

Our partnership with MS provides the MUFG Group with additional strength and we strive to take full advantage of the comprehensive capabilities afforded by the Group in executing the WM business.

Town Hall Meetings Addressing Collaboration among the Bank, the Trust Bank and the Securities

MUFG's WM Unit[1] holds periodic town hall meetings to step up collaboration among the Bank, the Trust Bank and the Securities and to help employees in charge of WM develop a sense of familiarity with top management leaders. With the first round held in March 2020, these town hall meetings marked the sixth round in October 2022.

In this round, after the head of the WM Unit delivered his message, a roundtable talk attended by the head and deputy heads of the unit as well as branch staff from the Bank, the Trust Bank and the Securities was held and livestreamed. The roundtable talk focused on collaboration among Group companies, with participants from

the Bank, the Trust Bank and the Securities sharing their best practices. In addition, branch employees posed various questions to the head and deputy heads of the WM Unit, for example, "Although Group companies now seem to engage in closer collaboration than before, in what ways will this collaboration develop going forward?" and the unit managers did their best to provide sincere and thoughtful answers.

Also, one branch employee asked the head and deputy heads of the unit to specify what they thought was MUFG's most notable competitive strength compared with other financial institutions. As summarized below, their responses were heartfelt and vigorous.



A town hall meeting attended by the head and deputy heads of the WM units as well as branch staff from the Bank, the Trust Bank and the Securities

Deputy head of Trust Bank WM Unit: "MUFG's most notable strength derives from equal partnerships among the Bank, the Trust Bank and the Securities. In addition to promoting the active exchange of human resources, we have a partnership structure in which employees from differing Group companies are able to learn about one another's culture and work together to achieve greater results."

Deputy head of Securities WM Unit: "MUFG's strength lies in its solution capabilities and customer base. Also, thanks to our alliance with MS, we are the only partner allowed to utilize its know-how. Furthermore, the combination of the WM digital platform and other technologies with our advisory capabilities lends us another distinctive strength. I believe that by thoroughly utilizing these strengths, we will set ourselves apart from other companies."

Head of Bank WM Unit: "What MUFG will look like in the next decade hinges on the dedication of each one of us as we steadily move forward toward realizing our ideals regarding what our own lives and our relationships with customers should look in a decade. I would like everyone to acquire know-how from partners within and outside the Group and accumulate skills to empower our customers."

Looking ahead, we will provide customers with solutions backed by a groupwide, integrated approach through the sharing of know-how and the exchange of opinions among Group members.

[1] The WM Unit refers to a groupwide organizational unit encompassing the Bank, the Trust Bank and the Securities



Strategies in Asia

Seizing Opportunities Arising from Asia's Economic Growth by Accommodating a Broad Range of Expanding Financing Needs

Overview

MUFG has positioned Asia as our second "home market" and has been proactively pushing ahead with investment in the ASEAN region with the aim of capturing opportunities arising from the region's burgeoning economic growth. To date, MUFG has invested in four commercial banks in Thailand, Indonesia, Vietnam and the Philippines, completing the development of an extensive commercial banking platform encompassing ASEAN countries in April 2019. Based on this platform, we have striven to deliver solutions unique to MUFG while helping each partner bank enhance its corporate value.

On the other hand, the use of conventional financial services has yet to become widespread in the region. Meanwhile, fintech companies and others providing digital-driven financial services powered by data and AI technologies are rapidly growing businesses. These companies accommodate financing needs among the underbanked and unbanked individuals as well as SMEs with the potential to become bank customers, thus accelerating the trend of financial inclusion. Against this backdrop, MUFG signed a capital and business alliance agreement with Grab Holdings, one of the ASEAN's leading digital platform operators, in February 2020, with the aim of securing the ability to provide next-generation financial services.

In addition, in November 2022, MUFG announced its decision to acquire the Indonesian and Filipino subsidiaries of Home Credit, which provides Point of Sales (POS) loans and other services. Furthermore, MUFG invested in Akulaku, a provider of Buy Now Pay Later (BNPL) and other digital-driven financial services, and DMI Finance, an India-based company handling a digital lending business for consumers, in December 2022 and April 2023, respectively.

At the same time, we have been extending financing assistance to startups. In August 2020, in tandem with the Israel-based Liquidity Capital we established Mars Growth Capital and the new company has since tackled AI-based startup financing. (Please also refer to an article titled "Mars—Supporting Startups via the Use of AI Technologies" featured on page 60.) In March 2022, we also established Ganesha Fund, which aims to invest in Indian startups, and, in January 2023, we launched Garuda Fund, through which we aim to pursue synergies with Bank Danamon. Going forward, we will strive to seize opportunities arising from Asia's digital-driven financing needs that have become ever stronger but cannot be met by conventional commercial banks.

Business Portfolio in Asia



Digital finance investments

*1 MUFG Innovation Partners

Establishing the Commercial Banking Platform

Since becoming MUFG's subsidiary in 2013, Thailand based Krungsri has achieved remarkable profit growth at a pace that outstrips the growth recorded by any of the top four local banks in terms of total assets. Furthermore, Krungsri has been designated as a D-SIB in light of its significance to Thailand's financial system and is recognized as one of the country's top-tier banks. In sum, Krungsri has been empowered by collaborative efforts involving MUFG to acquire new service functions and thereby achieve growth.

Comparison of Profits



*1 Bangkok Bank, Krung Thai Bank, Siam Commercial Bank and Kasikorn Bank

In the past, MUFG's traditional business in the region has mainly involved end product manufacturers, while Krungsri had focused on transactions with SMEs and individual customers. Today, however, synergies created by collaboration with MUFG has enabled Krungsri to cover a wider range of transaction needs, from SMEs, including suppliers and distributors, to purchasers and employees. These services are highly appreciated by customers.

Able to cover a wider range of transaction needs by MUFG-Partner Bank collaboration



Bank Danamon, which became a consolidated subsidiary of MUFG in 2019, has similarly striven to establish a strong collaborative business structure with MUFG. Specifically, collaboration among MUFG Bank's Jakarta Branch, Bank Danamon and Adira Finance (the latter's auto loan subsidiary) resulted in the successful closing of deals involving acquisition financing and developer loans. In fiscal 2022, the balance of synergy loan thus increased approximately fourfold from the fiscal 2019 level, while the balance of low-cost deposits has expanded around sixfold.

Collaboration between MUFG Bank and Bank Danamon



*1 Current account and savings account (CASA)

We are also striving to facilitate collaboration between partner banks, to this end hosting the annual MUFG Global Partnership Conference attended by top management from each partner bank to discuss how to resolve the universal issues these banks are confronting.

In 2022, the latest round of this conference involved presentations delivered by the top management of each partner bank regarding digitalization and sustainable financing initiatives they are now undertaking. Moreover, attendees engaged in vigorous discussions to exchange their thoughts regarding possible solutions to various challenges each bank is confronting.



Annual MUFG Global Partnership Conference with Partner Banks

Strategies in Asia

Investment in Digital Financial Players

Background of Our Strategies

In the ASEAN region, a great number of people are categorized as underbanked or unbanked.

Through strategic investment in the digital-driven financial service field, MUFG aims to contribute to financial inclusion and multilaterally seize opportunities arising from growing financing needs in the region while strengthening its local commercial banking platform via the use of digital technologies.

Proportion of underbanked and unbanked individuals in Southeast Asia

Banked:
Well-served in financial services needs

Underbanked:
Not well-served in financial services or have unmet needs

Unbanked:
No access to basic financial services (a bank account)



Southeast Asia adult population (2018)

	SEA	Thailand	Indonesia	Philippines	Vietnam
Banked	50%	18%	51%	65%	69%
Underbanked	24%	45%	26%	13%	10%
Unbanked	26%	37%	23%	22%	21%

* Population of individuals above age 18
Sources: Euromonitor, Word Bank, Bain and Temasek

Investment in Grab

In February 2020, we entered into a capital and business alliance agreement with Grab Holdings, a leading super app company that handles ride-hailing, food delivery and other digital-based services in the ASEAN region. This alliance is intended to further enhance MUFG's commercial banking platform encompassing the region via digitalization. We are currently promoting collaboration involving each partner bank and Grab to deliver next-generation financial services backed by the combination of MUFG's strengths in financial knowledge and know-how with Grab's advanced technologies and data management expertise.

Collaboration Between Each Partner Bank and Grab



Recent Investment in Digital Financial Players

In November 2022, MUFG announced its decision to acquire the Indonesian and Filipino subsidiaries of Home Credit, a consumer finance company headquartered in the Netherlands. Home Credit provides POS loans and other lending services that enable customers to complete the process of loan application, execution, and collection seamlessly through the superior user interface (UI) and user experience (UX) of its app. Home Credit also has advantages in conducting precise and fast credit screening through its utilization of both internal and external data and its distinct screening model.

Home Credit's subsidiaries have high brand recognition and customer satisfaction. Especially they have dominant market shares in terms of POS loans in their respective countries and we are continuing to reinforce and expand our retail businesses.

Investment in Home Credit



- No. 1 share in POS loans in both countries
- Strengths in digital areas including apps and credit screening model

In December 2022, MUFG invested in Akulaku, a provider of Buy Now Pay Later and other services mainly in Indonesia. In Indonesia, where the penetration rate of financial services are low, Akulaku's services are rapidly becoming an essential part of the financial infrastructure assisting consumers in purchases at offline and online stores.

In April 2023, MUFG invested in DMI Finance, an India-based non-bank player that provides fully digitalized personal loans and POS loans where the entire application and origination process is completed online. The company also has an edge in providing services to underbanked/unbanked individuals receiving credit for the first time.

MUFG is striving to seize opportunities arising from growing needs for digital-driven financing by investing in these and other players.

Example of Collaboration Between MUFG and Partner Banks
(Acquisition of Home Credit Subsidiaries)



Dan Harsono
Senior Advisor at Krungsri
Advisor at MUFG
Commissioner at Bank
Danamon

My role is to promote greater collaboration amongst MUFG and its partner banks (PBs) in the ASEAN region as a Senior Advisor at Krungsri and MUFG and a Commissioner member of Bank Danamon. Prior to the current position, I was the Head of Krungsri's Retail & Consumer Banking. With many years of work experience in ASEAN market, I believe my knowledge and insights could contribute to the collaboration and synergy among MUFG and its PBs.

Acquisition of HC Consumer Finance Philippines and Home Credit Indonesia[1] is a great example of the collaboration among MUFG and PBs. Krungsri worked very closely with MUFG and PBs including Adira Finance and leveraged each party's unique strengths to successfully deliver the optimal outcome.

MUFG helped design an M&A structure that would satisfy regulatory requirements and meet the seller's and buyer's objectives. Krungsri took the lead on due diligence and negotiations with the seller. Adira Finance provided input from the Indonesian regulatory perspective and supported the communication between parties and regulators including the OJK (Indonesia Financial Services Authority) and Bank Indonesia. Through close communication with PBs and MUFG, we were able to adopt various approaches to resolve challenges facing the deal.

By executing this strategy, we aim to strengthen our business in the ASEAN region through collaboration and synergy with MUFG and PBs, which will benefit all stakeholders.

*1 Home Credit Indonesia is currently in the process of acquiring shares

Investment in Startups

In addition to investing in digital financial players, MUFG is engaged in investment in startups supporting the trend toward digitalization in Asia.

We launched the MUFG Ganesha Fund in India to invest US$ 300 million for local startups in response to rapid growth in the number of startups leveraging digital technologies and expertise in the country. This investment framework mainly invests in middle- to late-stage startups to utilize our group strengths by providing a wide range of financial services to our portfolio companies. The Ganesha Fund has already invested in three companies and will continue expanding financial assistance to startups in India by supporting their growth and accommodating their financing needs.

In Indonesia, the largest digital economy in the ASEAN region, MUFG Innovation Partners (MUIP) and Bank Danamon collaborated to launch the Garuda Fund, which is equipped with an investment facility totaling US$ 100 million and targets early to middle-stage startups. This fund aims to create synergies through collaboration between Bank Danamon and startup investees. Accordingly, we aim to enhance Bank Danamon's product competitiveness, promote digitalization, and attract new customers through the customer contacts that our investees have.

Future Initiatives

Over the past decade since the announcement of its investment in VietinBank in December 2012, MUFG has endeavored to develop its commercial banking platform in Asia while investing in digital financial players.

Looking ahead, we will develop a structure for facilitating the sharing of each investee's insights regarding consumer financing and digital-driven services among all MUFG Group members to invigorate wide-ranging collaboration. In these ways, we will pursue the creation of fresh synergies.



Alliance with Morgan Stanley

Strengthening Our Ability to Accommodate Customer Needs by Expanding the Scope of Our Alliance

Expanding the Scope of Collaboration with Morgan Stanley

Since 2008, MUFG and Morgan Stanley (MS) have maintained strategic capital alliance. ROI, which represents our equity in the earnings of MS (as an equity method investee) divided by the consolidated book value[*1] of investment, stood at 12% in fiscal 2022. This suggests our alliance with MS is significantly contributing to MUFG's ROE.

MUFG has been engaged in ongoing and close collaboration, including top management-level collaboration, with MS. We continue to have an active dialogue by bringing two directors[*2] to serve at MS while holding biannual Global Steering Committee (GSC) meetings attended by senior managers from both

companies, including CEOs, to discuss the further development of the strategic alliance. In addition, a cumulative total of more than 80 MUFG employees[*3] have also been dispatched to MS as part of secondment program. In these ways, we are striving to internalize MS's leading-edge practices and insights in a variety of fields.

Acting as strategic partners, MUFG and MS mutually utilize one another's strengths while engaging in collaboration in an ever-broader range of fields, starting from investment banking and encompassing wealth management, AM/IS and other operations. Looking ahead, we will develop new stages of collaboration to deliver the unique value from the MUFG- MS alliance.

History of Investment and Alliance with MS

Major background	Results
2008 Invested US$9 billion in preferred stock in MS to fundamentally strengthen global investment banking operations	● Out of overseas investment banking operations, M&A advisory and ECM make the best use of MS functions, emphasizing on improving management efficiency
2009 Established a LMJV[*4] to provide corporate financing services in the Americas	● In the DCM area, where affinity with lending is high, large-scale contracts are regularly closed through collaboration that takes advantage of the strengths of both companies
2010 Established Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities in Japan	● Maintaining top-class investment banking league tables in Japan, centered on M&A and DCM
2011 Appointed the second representative to MS board of directors. Shares were converted into common stock. MS became MUFG's equity method affiliate e	● Recognize MS's profit and loss by the amount of the equity ratio as equity in earnings of equity method investees
At present Expanding collaboration in wealth management and AM/IS	● Accelerate wealth management growth by learning know-how from MS ● In AM/IS, sales of MS investment products that have strengths progressed in Japan

Further Strengthening the Alliance —Developing New Stages of Collaboration

ROI Arising from Alliance with MS



(Billions of yen) ■ Equity in earnings of equity method investees (left axis)
— ROI (right axis) = Equity in earnings/Consolidated book value (%)

ROI 12%

Expansion of Collaboration with MS

Further collaboration in investment banking business
● JCIB: Collaboration in the issuance of sustainability bonds
● GCIB: Strengthen debt underwriting in Non-IG field, expanded collaboration in Asia Pacific such as Singapore and Australia

Collaboration in wealth management (WM) business (See page 39 for details.)
● Incorporate expertise and know-how offered by MS to develop MUFG digital platform
● Leverage information and insight afforded by MS's research capabilities to form MUFG's unique House View
● Share comprehensive insights of WM business via the MS WM Forum

Collaboration in the investment banking field
Cross-border M&A
DCM/ECM

AM/IS
● Made progress in collaboration, jointly marketing MS asset management products and acting as fund administrators
● Formulated investment trusts in which the Trust Bank and Mitsubishi UFJ Kokusai Asset Management provide their AM/IS functions employing a collaborative approach with MSIM

New fields
● MS to provide consulting services on retirements and pension plans to MUFG's Japanese corporate clients in the U.S.
● Provide customers with access to a platform for managing stock compensation plans designed by Shareworks, our business alliance partner
● Mars to introduce pre-IPO clients to MS after providing debt finance

*1 Our holding of MS's net asset and goodwill. Includes preferred stock. ¥2.8 trillion as end of March 2023.
*2 Hironori Kamezawa and Masato Miyachi
*3 As of March 31, 2023
*4 Loan Marketing Joint Venture

MUFG and Morgan Stanley to Enhance Global Strategic Alliance under "Alliance 2.0"

MUFG and MS announced the launch of "Alliance 2.0", an enhanced Global Strategic Alliance for further collaboration between both firms for the next decade and beyond.

In launching "Alliance 2.0", our firms have entered into memoranda of understanding to collaborate in foreign exchange (FX) trading and in the Japanese research and equity businesses for institutional clients. Both parties will work to conclude definitive agreements regarding each collaboration initiative with a targeted implementation date in the first half of 2024, subject to regulatory approval.

MUFG's consolidated subsidiary MUFG Bank and MS have agreed on a memorandum of understanding for an FX collaboration that utilizes Morgan Stanley MUFG Securities (MSMS), leveraging the unique and complementary strengths of each party. In this new collaboration, MUFG Bank will link with Fixed Income at MSMS for FX trading and utilize MS's leading global FX business platform, enabling a more competitive offering to serve the diversified and complex needs of MUFG Bank's clients.

MUMSS and MSMS will integrate the institutional Japan Equity business by consolidating Japan Equity Research, Institutional Sales, Corporate Access, and a part of Execution Services functions of both entities into MSMS. The integration of MUMSS' broad Japan Equity coverage and domestic client relationships with MSMS' global operating platform and international client relationships will better serve clients' sophisticated demand for Japan Equity products and services, making the joint venture a best-in-class Japanese equity house.

MUFG also plans to disclose business metrics across both entities. The disclosure, combined with the enhanced collaboration between the joint venture entities across multiple business areas, will help demonstrate MUFG's and MS's joint goal of becoming the top securities firm in Japan.

Collaboration in Foreign Exchange Trading


MUFG Bank
MS
Clients
Clients
Enhance Pricing Capability
Collaboration in FX trading area via MSMS
Sales
Sales
Morgan Stanley MUFG Securities
Trading
Trading
Trading

Collaboration in Japanese Research and Equity Businesses for Institutional Clients


MUMSS
MSMS
Investors
(Retail/Corporate/Financial Services Clients*1)
Investors
(Domestic and International Institutional Investors)
Sales/Corporate Access/ Execution Service
Retail, corporate, Financial Services Clients
Domestic*2 and overseas inst. investors
Sales/Corporate Access/ Execution Service
New Sales, Execution Service
Integration
Research
Retail, corporate, Financial Services Clients
Domestic*2 and overseas inst. investors
Research
New research
Provide Services*3
Underwriting
(Mainly focus on retail, corporate and Financial Services Clients)
Joint Underwriting*4
Underwriting
(Mainly focus on domestic*2 and overseas inst. investors)
Issuers

*1 "Financial Services Clients" includes, among others, proprietary funds for domestic banks and insurance companies, and certain regional financial institutions
*2 Other than "Financial Services Clients" defined in *1
*3 New Research provides services to MUMSS's retail, corporate, and financial institution clients through MUMSS. MSMS continues its services for MSMS's financial institutions clients
*4 For certain domestic deals, MSMS may act as selling agent while MUMSS acts as underwriter



Global AM Business

Strengthening AM Business through Strategic Investment Targeting Rapidly Growing Global Markets

Effect of Acquisition of First Sentier Investors and Future Objectives of Collaboration

In 2019, we acquired First Sentier Investors (FSI), an Australian headquartered global asset management firm. This acquisition has helped us expand our global customer base while enabling us to gain the ability to accommodate an even more diverse range of customer needs through the enhancement of unique asset management functions, such as those related to emerging equities and unlisted infrastructure investment.

In Japan's asset management industry, the pace of growth in the value of assets under management amounted to a CAGR[*1] of 7% over the period from 2010 to 2021. However, the balance of such assets has been growing at an even faster pace in North America and Southeast Asia, with the CAGR of asset balances in these regions amounting to 8% and 13%, respectively. Accordingly, we believe that focusing on global AM business will enable us to accelerate the expansion of our AM/IS businesses. Based on insights afforded by FSI regarding responsible investment, we will accelerate the development of new products that leverage our balance sheet while developing asset management functions and expanding the regions of delivering our products through inorganic growth measures. In these ways, we will seize opportunities arising from the expansion of the global AM market through FSI, with the aim of advancing and expanding our AM business as a whole.

Strategies for Global AM Business



Products/services
Development of new products that leverage our balance sheet
×
Inorganic means
ALBACORE
CAPITAL GROUP
etc.
Robust expansion of the industry
Unlisted infrastructure, emerging equities, etc.
Global AM business (after acquiring FSI)
Global AM business (before acquiring FSI)
Australia, Asia-Pacific, Europe, etc.
Expand the scope of regions in which we deliver products
Customer base

Trend in the Global Balance of Assets under Management[*2]



(Trillions of U.S. dollar) CAGR
Japan
North America
Europe
Asia-Pacific ex Japan, etc.
120
100
80
60
40
20
0
13%
6%
8%
7%
2010
2021

Major Events related to FSI



August 2019
- Completed the acquisition of FSI

September 2020
- Initiated sale of FSI's unique products to Japanese customers

May 2021
- Launched The First Sentier MUFG Sustainable Investment Institute with the objective of promoting responsible investment and increasing our presence in the industry
- Completed FSI's disengagement from IT infrastructure and other functions possessed by its former parent

December 2021
- FSI hit a record-high annual profit

November 2022
- FSI achieved the B Corp[*3] certification from the perspective of promoting CSR

March 2023
- FSI entered into strategic partnership with AlbaCore Capital Group to expand its investment functions

*1 Compound Annual Growth Rate *2 Estimated by MUFG based on reports issued by the Boston Consulting Group and statistics published in each country
*3 An international certification system run by B Lab, a U.S.-based NPO, with the aim of certifying corporations that engage in businesses that give due consideration to society and the environment and thus satisfy criteria for transparency, accountability and other matters

Committed to empowering a brighter future for regional communities and society— Opening of MUFG PARK

On June 26, 2023, we opened MUFG PARK in Nishi-Tokyo City, Tokyo, as one of our facilities available to the public. This is one of our initiatives to realize a sustainable environment and society.

MUFG PARK boasts a large square lawn as well as rich greenery with numerous trees and offers tennis courts, sports grounds, and other facilities such as a community library. With a total land space of six hectares, the park is large enough for visitors to take a walk around while accommodating to a diverse range of activities from exercise to reading in tranquility or having a barbeque.

In line with the concept of "offering a place for people to pursue a diverse quality of life," we will also hold various events at MUFG PARK with the aim of helping to resolve social issues, supporting community building and contributing to society. To that end, MUFG employees will work in collaboration with local communities.

Today, there is an ever growing need to solve several issues that communities and society as a whole are confronting. These issues include preserving the natural environment, which is particularly precious in urban areas, facilitating community building and creating a resilient society. We will address such

issues by promoting robust engagement with local communities and supporting employee-driven initiatives. Furthermore, taking full advantage of our experience in the above endeavors, we will provide our know-how and deliver new value to stakeholders across society. It is our hope that our initiatives at MUFG PARK will thus empower a brighter future for regional communities and society as a whole.



Evaluation of ESG-related efforts

The Fourth ESG Finance Awards Japan
- Gold award in the Banking category (the Bank)
- Silver award in the Investors category (Asset Manager division) (the Trust Bank)
- Selected as an environmental sustainable company in the Environmental Sustainable Company category



	Entities	2021	2022
1	MSCI	A	A
2	FTSE	3.3	3.9
3	Sustainalytics smaller figure stands for higher evaluation	19.3	18.0
4	S&P Dow Jones	53	62
5	CDP	B	A–
6	Nikkei SDGs	★5.0	★5.0 Management Grand Prix
7	Toyo Keizai	390.6	389.9

▨ : indicators in executive compensation






(As of May 2023)



Management Strategies and Performance

CONTENTS

Review of the Medium-Term Business Plan (MTBP)

	FY2012–2014 ▶	FY2015–2017 ▶
Basic Policy	**Groupwide Collaboration** Aim for sustainable growth in corporate value by strengthening collaboration in the following three areas 1. Collaboration between Group companies 2. Collaboration between retail and corporate banking divisions 3. Collaboration between domestic and overseas divisions	**A Group-Driven Approach** Maintain our focus on the Japanese market while working to incorporate the growth of the global market and evolving and reforming our business model 1. Customer perspective 2. Group-driven approach 3. Productivity improvements
Key Strategies	● Enhance our comprehensive financial service capabilities on a global basis ● Contribute to initiatives for revitalizing and regenerating the Japanese market ● Leverage world-class capabilities in capital and risk management	● Contribute to the revitalization of the Japanese economy and strengthen the business foundations in Japan to support steady growth ● Enhance and expand global businesses as a driving force for growth ● Upgrade and reform our business model and explore new business areas and customer segments ● Maintain a strong capital base and improve ROE with sophisticated financial and capital management ● Build administration practices appropriate for Global Systemically Important Financial Institutions (G-SIFIs)
Results Summary ● Major achievements ▲ Reasons for not achieving targets	● Met all targets except the expense ratio target, with overseas operations spearheading growth for the Group ▲ The expense ratio increased mainly due to the allocation of resources to overseas operations	● Expanded our business platforms, including our commercial bank network in the ASEAN region and global investor services functions ▲ Failed to meet targets due to the emergence of disadvantageous external trends, which included a negative interest-rate policy introduced by Bank of Japan (BOJ) that caused our operating results to stagnate in a way that surpassed the effect of our organizational countermeasures
Challenges	● **Improved productivity** ● **Strengthen governance on a global basis (correspond to global financial regulations, etc.)** ● **Evolve and reform our business model in light of changes in the business environment**	● **Promote the reform of our business model centered on traditional commercial banking operations in Japan** ● **Update "group-driven management" to "group-based, integrated management"**

Financial Targets `Met`, Unmet

Indicators	FY2012	FY2013	FY2014	FY2014 targets
ROE	8.77%	9.05%	8.74%	Approx. 8%
Expense ratio	57.6%	60.9%	61.1%	Between 55–60%
Net operating profits (customer segments)	Approx. 3% growth	Approx. 21% growth	Approx. 46% growth	20% increase from FY2011
CET1 capital ratio*1	11.1%	11.1%	12.3%	9.5% or above

Indicators	FY2015	FY2016	FY2017	FY2017 targets
ROE	7.63%	7.25%	7.53%	Between 8.5–9.0%
Expense ratio	62.3%	64.6%	68.0%	Approx. 60%
Earnings Per Share (EPS)	¥68.51	¥68.28	¥74.55 (+1.8%)	Increase 15% or more from FY2014
CET1 capital ratio*1	12.1%	11.9%	12.5%	9.5% or above

*1 Common Equity Tier 1 capital ratio calculated on the basis of regulations applied at the end of March 2019, including net unrealized gains on available-for-sale securities

FY2018–2020

Group-Integrated Operations

Realize simple, speedy and transparent group-integrated operations

Execute the MUFG Re-Imagining Strategy to swiftly and flexibly respond to structural changes and thereby put the company on a growth track.

- Redefine business segmentation
- Promote the effective and efficient utilization of the Group's resources
- Implement the "Eleven Transformation Initiatives"

- ● Made progress in the development of a groupwide, integrated management structure and diversified profit sources by securing an extensive overseas business portfolio consisting of a robust commercial banking platform in the ASEAN region and global asset management operations
- ▲ Failed to meet ROE and expense ratio targets mainly due to growing costs arising from organizational expansion and the impact of the COVID-19 pandemic

- **Strengthen revenue base for the domestic business**
- **Reshape global business (shift to improvement in "quality")**
- **Secure capabilities to swiftly respond to changes in the environment**
- **Reshape a portion of our strategies under the "Eleven Transformation Initiatives" to address shortfalls in their outcomes**

Indicators	FY2018	FY2019	FY2020	FY2020 targets
ROE	6.45%	3.85%	5.63%	Approx. 7–8%
Expense ratio	71.0%	70.2%	68.7%	Below FY 2017 results
CET1 capital ratio*2	11.4%	11.7%	11.9%	Approx. 11%

*2 Estimated Common Equity Tier 1 Capital ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis, including net unrealized gains on available-for-sale securities

FY2021–2023

Purpose-Driven Management

Strive to realize our Purpose, "Empowering a brighter future." beginning with addressing challenges each stakeholder is now confronting and delivering our strategic solutions to such challenges

Position this period as "three years of new challenges and transformation" in which we achieve significant growth based on the close assessment of changes now taking place in society

- Aim to be the "premier business partner that pioneers the future through the power of finance and digital services" by the development of a business model finely tuned to the evolving business environment
- Three Strategic Pillars
  - Corporate Transformation—Change our modes of operation and business execution
  - Strategies for Growth—Strengthen profitability
  - Structural Reforms—Ensure business resilience

Indicators	FY2021	FY2022	FY2023	FY2023 targets
ROE	7.79%	7.03%		7.5%
CET1 capital ratio*3	10.4%	10.3%		9.5–10.0%

*3 Estimated Common Equity Tier 1 Capital ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities

Progress under the Medium-Term Business Plan (MTBP)

Overview of the MTBP

Our Vision	**Be the premier business partner that pioneers the future through the power of finance and digital services** To cope with the drastically changing society, we commit to empower all stakeholders to move to the next step forward
Financial Targets	ROE 7.5% Aim to become a financial group which constantly earns ¥1 trillion in profits attributable to owners of parent
Three Strategic Pillars	**I. Corporate Transformation** —Change our modes of operation and business execution i. Digital transformation (DX) ii. Contribution to addressing environmental and social issues iii. Transformation of corporate culture (a culture with a focus placed on "speed" and "new challenges") **II. Strategies for Growth** —Strengthen profitability i. Wealth management ii. Approach of proposing solutions to customer's issues iii. Asia business iv. GCIB & Global Markets v. Global AM/IS **III. Structural Reforms** —Ensure business resilience i. Cost and risk-weighted asset (RWA) control ii. Transformation of platforms and our business infrastructure iii. Review of our business portfolios

Main Progress in the MTBP

For details of progress vis-à-vis financial targets, please refer to "CFO Message" featured on pages 17 through 24.

Corporate Transformation

In terms of digital transformation (DX), we have made progress in the expansion of the customer base. Pursuing contribution to addressing environmental and social issues, we also accelerated our initiatives to realize carbon neutrality. In addition, although "simplification" is still considered an ongoing issue to be tackled in the context of the transformation of our corporate culture to realize speed-oriented business operations, our employees' drive to take on new challenges has remained robust.

For more details, please refer to pages 57–90.

Strategies for Growth

We have seen steady growth in our earnings power, thanks to improvement in corporate lending spreads in Japan and abroad as well as stable progress in wealth management and other operations. Although we had aimed for a target of increasing net operating profits by ¥150 billion through Strategies for Growth over the course of the MTBP's three-year period, growth in net operating profits has already amounted to approximately ¥400 billion in the past two years, meeting the target ahead of schedule.

Structural Reforms

With the completion of the sale of MUFG Union Bank, we are now concentrating management resources available in the Americas to corporate transactions. Having maintained a tight grip on expenses and RWAs, we have reduced base expenses while keeping the RWA balance, excluding the impact of foreign exchange fluctuations, virtually unchanged from the level as of March 31, 2021. The positive effect of structural reforms on net operating profits totaled approximately ¥85 billion.



Strategies for growth

Fiscal 2023 target (cumulative growth from the fiscal 2020 level)	Fiscal 2022 results (cumulative growth from the fiscal 2020 level)
+ Approx. ¥150 billion	+ Approx. ¥400 billion

(Billions of yen)
500
400
300
200
100
0
Fiscal 2022
Fiscal 2021
Wealth management
Approach of proposing solutions to customer's issues
Asia business*1
GCIB & Global Markets*2
Global AM/IS
Total

*1 The MTBP target for the positive effect arising from Strategies for Growth does not factor in the impact of the fiscal 2021 deterioration in profits in the Asia business due to policy rate cuts and other factors affecting market conditions. However, the target does include the expected impact of growth in this business from fiscal 2022 onward
*2 Excluding the loss of overseas securities of approximately ¥30 billion

Structural reforms

Fiscal 2023 target (cumulative growth from the fiscal 2020 level)	Fiscal 2022 results (cumulative growth from the fiscal 2020 level)
+ Approx. ¥100 billion	+ Approx. ¥85 billion

(Billions of yen)
100
80
60
40
20
0
Fiscal 2022
Fiscal 2021
Personnel expenses (the Bank)
Non-personnel expenses (facility expenses, etc.) and others (the Bank)
Overseas expenses, etc.
Total

Key Strategies (Three Strategic Pillars)

	Key Strategies	Overview	Fiscal 2022 Progress
Corporate Transformation	**i. Digital transformation**	● Enhance our contact points for digital services for all customers while pushing ahead with digitalizing our products and services ● Reduce the workload via the use of digital technologies	● Progress as a financial and digital platform operator as well as in expansion of new customer base 📖 Pages 57–60 and 94
	ii. Contribution to addressing environmental and social issues	● Step up an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for environmental and social issues. To this end, realign our business strategies, risk management and social contribution initiatives in light of 10 priority issues we have identified	● Disclosed results and set interim targets through Progress Report 📖 Pages 61–78
	iii. Transformation of corporate culture	● Encourage employees to always act in line with our Purpose while fostering an open-minded corporate culture, with the aim of speeding up strategic execution and empowering employees to autonomously take on new challenges	● Development of corporate culture "Challenge x Speed" 📖 Pages 85–90
Strategies for Growth	**i. Wealth management (WM)**	● Strengthen the wealth management business via the development of infrastructure for enhancing our comprehensive asset management proposal capabilities, the allocation of human resources and the provision of solutions for business owners	● Wealth management digital platform contributes to increase cross transactions 📖 Pages 39–40 and 96
	ii. Approach of proposing solutions to customers' issues	● Help resolve management challenges confronting large Japanese corporate clients via the strengthening of risk-taking capabilities and the use of a groupwide, integrated approach	● Enhancement of risk-taking in real estate sector Address social issues through investments 📖 Page 98
	iii. Asia business	● Seize growth opportunities in Asia by taking advantage of our broad regional network consisting mainly of Krungsri (Bank of Ayudhya) and Bank Danamon, both of which are consolidated subsidiaries, in addition to promoting digital transformation	● Capturing the economic growth through inorganic strategy and enhance consumer finance business 📖 Pages 41–44 and 100
	iv. GCIB & Global Markets	● Promote the optimization of our portfolio by, for example, rebalancing the portfolio to the institutional investor business. Also, step up origination & distribution (O&D) and cross-selling approach via the integrated operation of GCIB and Global Markets business groups	● Capturing loans and cross sells by adjusting the market condition Enhancement of institutional investors business 📖 Page 104
	v. Global AM/IS	● Push ahead with our businesses in the global AM/IS field, an industry that has robust growth potential, in a way that takes full advantage of our strengths	● Enhancing global AM structure Progress in providing combined high-value-added-services in IS 📖 Pages 47 and 102
Structural Reforms	**i. Cost and RWA control**	● Execute necessary investment for growth while thoroughly curbing base expenses ● Enhance RWA control via replacing low-profitability assets with high-profitability assets	● Base expense:steadily decreased RWA: continue disciplined management 📖 Page 20
	ii. Transformation of platforms and our business infrastructure	● Carry out efficient and effective investment for the digital shift ● Simplify procedures and rules to facilitate reforms while reviewing our decision-making process	● Maintain resilience of overseas business and operations
	iii. Review of our business portfolios	● Review resource allocations to low-profitability businesses ● Step up external collaboration and other initiatives related to new businesses	● Americas: focus management resources towards the wholesale business Asia: investment in digital finances 📖 Pages 21, 35-36 and 41-44

*1 Loans secured by fund investment assets, etc.
*2 Non-investment grade

Track Record in Value Creation (Financial and Non-Financial Highlights)

We present fiscal 2022 financial and non-financial highlights to showcase the results of our business activities.

Financial Highlights

ROE



Target
Fiscal 2023: 7.5%
Medium- to long-term:
9% to 10%
(MUFG definition)

MUFG definition*1
JPX definition

7.03%
6.51%

*1 $\frac{\text{Profits attributable to owners of parent}}{[(\text{Total shareholders' equity at the beginning of the period} + \text{Foreign currency translation adjustments at the beginning of the period}) + (\text{Total shareholders' equity at the end of the period} + \text{Foreign currency translation adjustments at the end of the period})] \div 2} \times 100$

Profits Attributable to Owners of Parent

(Trillions of yen)

Profits attributable to owners of parent (left axis)
Earnings per share (EPS) (right axis)

Target
Fiscal 2023: ¥1.3 trillion

¥1,116.4 billion

*1 Profits attributable to owners of parent

Despite a downturn in market-related profits due to portfolio rebalance in response to rising interest rates, net operating profits rose significantly on the back of increases in net interest income from loans and deposits and lending-related fee income overseas as well as rises in income from foreign exchange and trading, areas in which we took advantage of market fluctuations. However, profits attributable to owners of parent remained virtually unchanged from the previous fiscal year mainly due to the recording of one-time losses in connection with the sale of the equity stake in MUFG Union Bank (MUB). In addition, ROE declined due in part to foreign exchange fluctuations.

Expenses



General and administrative (G&A) expenses (left axis)
Expense ratio (right axis)

Target
Fiscal 2023: Reduction in G&A expenses from the fiscal 2020 level (excluding those linked to revenues)

¥2.91 trillion
64.5%

G&A expenses grew primarily due to growth in overseas expenses by the impact of foreign exchange fluctuations and the sale of the equity stake in MUB. The expense ratio declined thanks to higher gross profits.

Common Equity Tier 1 Capital Ratio



Common Equity Tier 1 capital ratio (finalized Basel III reforms basis*1, excluding net unrealized gains on available-for-sale securities)
Common Equity Tier 1 capital ratio (current Basel III basis)

Target
9.5% to 10.0% (FY2023 and medium- to long-term)
(Finalized Basel III reforms basis, excluding net unrealized gains on available-for-sale securities)

10.7%
10.3%

*1 Estimate reflecting the RWA increase calculated on the finalized Basel III reforms basis

Our Common Equity Tier 1 capital ratio remains robust and sufficient due to an ongoing tight grip on risk-weighted assets (RWAs), the denominator in the calculation of this ratio.

RWAs (Risk-weighted assets)



RWAs (finalized Basel III reforms basis)
RWAs (current Basel III basis)

Target
Maintain the fiscal 2020-end level
(Finalized Basel III reforms basis)

¥120.7 trillion

The balance of RWAs on the finalized Basel III reforms basis at the end of fiscal 2022 increased from the end of fiscal 2021, mainly due to foreign exchange fluctuations. We are continuing our disciplined approach to RWA control.

Balance of Strategic Equity Holdings*1



Target
Reduce by ¥500.0 billion*2 for the three years to fiscal 2023.

¥1.55 trillion

*1 Simple sum of the Bank and the Trust Bank. Acquisition price of domestic equity securities in the category of "other securities" with market value (consolidated)
*2 Amount of equity holdings reduced via divestment

In line with a basic policy of reducing the balance of equities held for the purpose of policy-oriented investment, we divested equity holdings worth ¥154.0 billion (on an acquisition-cost basis) in fiscal 2022. We have thus made steady progress toward the Medium-Term Business Plan (MTBP) target of reducing equity holdings by ¥500.0 billion.

Non-Financial Highlights

GHG[1] Emissions from Our Financed Portfolio (Scope 3)

	Result	Target (2030)
Power sector	299 gCO2e/kWh	156-192 gCO2e/kWh
Oil & gas sector	76 MtCO2e (9% reduction from 2019)	15–28% reduction from 2019
Real estate sector		
Commercial real estate	65 kgCO2e/m²	44-47 kgCO2e/m²
Residential real estate	27 kgCO2e/m²	23 kgCO2e/m²
Steel sector	22 MtCO2e	22% reduction from the left
Shipping sector[2]	PCA +0.6%	PCA ≦ 0%

*1 Greenhouse gas
*2 A measure of consistency that indicates the difference from the required level across the portfolio. Calculates the Vessel Climate Alignment (VCA) of individual vessels providing financing as a weighted average of the percentages in the loan portfolio

With an eye to achieving net-zero GHG emissions from our financed portfolio by the end of 2050, we have promoted the sector-based measurement of GHG emission and the formulation of interim targets for 2030 in a phased manner. In April 2023, we disclosed the volume of GHG emissions associated with our financed portfolio in the real estate, steel and shipping sectors.

GHG Emissions from MUFG's Own Operations (Scope 1 and 2)



In fiscal 2022, we completely shifted to 100% renewable energy for electricity procured by all domestic consolidated subsidiaries. In addition, we have now set a new interim target to accelerate our efforts to achieve net zero by 2030.

Amount of Funds Extended in Sustainable Finance



Promoting financing aimed at empowering customers seeking to resolve environmental and social issues, we have extended a cumulative total of ¥24.6 trillion in sustainable financing by steadily increasing the balance since fiscal 2019.

Credit Balance Targets for Coal-fired Power Generation

	Fiscal 2021	Fiscal 2022	Target (Fiscal 2040)
Project finance (Billions of US$)	2.95	2.58	Zero[1]
Corporate finance	Approximately 90	Approximately 80	Zero[1]

*1 Projects that contribute to the transition to a decarbonized society are exceptional according to the MUFG Environmental and Social Policy Framework

We have set a target of reducing the balance of project financing and corporate financing for coal-fired power generation facilities to zero targeting by fiscal 2040. We have steadily reduced the balance of our financing in this area.

Ratio of Women in Management in Japan[1]



*1 Ratio of women in line manager or higher positions in Japan at the Bank, the Trust Bank and MUMSS

Having achieved a steady increase in the ratio of women in management ahead of schedule, we have upwardly revised the target in fiscal 2023 to 22.0%.

Number of Job Challenge Program Applicants[1]



*1 Number of applicants to an in-house posting program among employees of the Bank, the Trust Bank and MUMSS
*2 During the first half of fiscal 2020, the Job Challenge program was not implemented due to concerns over the COVID-19 pandemic.

The Job Challenge program offers opportunities for each applicant to take on tasks within the Group in a way that aligns with their desires regardless of the entity they belong to. In fiscal 2022, the number of applicants increased to 2,630.

Digital Transformation

CDTO Message

Tadashi Yamamoto Group CDTO

Progress of Digital Transformation (DX) and Its Future Direction

MUFG has promoted DX by taking a groupwide approach that transcends boundaries among Group companies and business groups. Our DX-related initiatives encompass three areas: "Upgrading and streamlining our mode of operations via the use of digital technologies (DX of our own operations)," "Delivering innovative, digital-driven services to customers (customer DX)" and "Pursuing the creation of new technologies and new businesses as well as investment and alliances to this end (Center of Excellence)." Here, I will explain outcomes of these initiatives and progress made thus far.

Upgrading and Streamlining Our Mode of Operations via the Use of Digital Technologies

We have established a lean yet resilience network of branches by enhancing online channels and consolidating branch offices. Going forward, we will flexibly expand face-to-face and non-face-to-face touchpoints with customers to better accommodate their needs.

Our branches began using digital-driven branch dashboards[*1] while digitizing the customer transaction relay form,[*2] introducing a customer ushering support system, and otherwise promoting a variety of DX measures. We have also introduced tablets for use by branch customers to accommodate various procedures, including those related to account openings. In these ways, we enhanced the efficiency of branch operations.

Looking ahead, we will accelerate DX and increase the sophistication of our own operations to deliver even better services to customers. At the same time, with an eye to a transition to the next Medium-Term Business Plan (MTBP) that will launch in fiscal 2024, we will strive to step up various DX measures.

*1 A sales support tool designed to consolidate and visualize such information as that related to customer transactions
*2 A form issued when branch staff are entrusted by a customer with the handling of physical instruments



Expand customer touchpoints

Over-the-counter transactions Face-to-face

- Expand the scope of transactions through bank-counter tablets
- Branch staff provide elderly customers with special support
- Asset management-related consultation at counters and booths

Online transaction Non face-to-face

- Fully digitized online procedures from account opening to various procedures
- Asset management and loans services are available from an app
- Online consultation with bank staff

かんたん
手続
MUFG
スマート
口座開設

Delivering Innovative, Digital-Driven Services to Customers

We have launched initiatives to create new value by acting as a financial and digital platform operator and thus making our financial functions available to external partners through API[*3] connections. Examples of these initiatives include "d Smart Bank," a digital account service operated jointly with NTT DOCOMO.

Moreover, we began providing business matching services to help customers resolve challenges they are confronting in DX promotion by taking full advantage of insights afforded by five of our alliance partners. Acting in collaboration with these partners, we have contributed to the successful closing of a number of business matching cases.

*3 Application Programming Interface: Technical specifications for securing interconnections between different software

Business Matching Connecting Customers and Digital Service Providers



Customers
Local governments
Corporate clients
Coordi-nate
Bank RM
The Bank
DX support team
(Business matching services)
Digital & Payment Promotion Division
Alliance partners
Refer
Solution providers
MUFG Group companies
The Bank
Alliance partners

In the wake of the revision of the Banking Act, which resulted in the expansion of legal definitions of operations permitted to a bank, our activities to assist customers in their DX efforts have become even more sophisticated. Specifically, we initiated services aimed at helping MUFG's corporate clients and other customers digitize enormous volumes of paper documents currently in storage by leveraging know-how and external connections gained in the course of a joint project with U.S.-based Ripcord to digitize personal seal image registration forms based on technologies afforded by this partner.

Going forward, we will promote customer DX while aligning our approach to changes in the environment.



Center of Excellence

Our initiatives in this area are focused on exploring new technologies, creating new businesses and identifying opportunities for investment, alliances and other partnerships. These endeavors are positioned as upfront investment for the future. In addition, they are undertaken in coordination with "Spark X,"*1 an in-house data science competition and other measures aimed at transforming MUFG's corporate culture and nurturing human resources. In anticipation of the launch of the next MTBP, we will strengthen our functions as an epicenter of innovation support, thereby facilitating leading-edge endeavors that take on new challenges.

*1 Business incubation contest open to MUFG colleagues in Japan

Co-Creation, Transformation and R&D Enhancement through the CVC Fund

Acting as a CVC,*1 MUFG Innovation Partners (MUIP) is engaged in strategic investment in startups. To date, MUIP has invested in startups in the United States, Israel, Japan and Southeast Asia through its No. 1 and No. 2 funds, with an eye to securing collaboration between investees and MUFG. With approximately 40% of investees (based on investment amount) engaging in successful partnership relationships with MUFG, MUIP has thus far achieved robust outcomes. Going forward, MUIP aims to increase investment in domestic investees while looking to step up initiatives to incorporate startup technologies and business models which will, in turn, help upgrade MUFG's operations. We will continue to promote investment activities focused on facilitating co-creation, transformation and R&D that align with changes in the market environment.

*1 Corporate Venture Capital: A form of venture investment undertaken by a business corporation to achieve its strategic objectives

Breakdown of MUIP's Investment Targets (more than 40 investees at home and abroad)



No. 1 Fund:
- Others 16%
- Lending 39%
- Wealth management 2%
- SaaS 7%
- Neo bank 7%
- Marketplace 14%
- Blockchain 15%

No. 2 Fund:
- Others 13%
- Lending 49%
- Blockchain 3%
- Wealth management 10%
- Neo bank 11%
- SaaS 14%

Initiatives to Achieve the Early Introduction of Generative AI Technologies That Take Full Advantage of Groupwide Functions for Facilitating AI Utilization

MUFG is equipped with an AI Lab tasked with promoting AI-related initiatives in a way that transcends boundaries among Group companies. This lab also works in collaboration with M-AIS, an AI research institution within JDD,*2 while conducting PoC*3 on numerous occasions. So far, the ratio of the AI-based functions developed by this lab and adopted in actual business operations remains extremely high. Furthermore, it is charged with the development of an AI risk management framework. In short, the AI Lab is playing a central role in the utilization of AI technologies.

Most recently, the lab conducted surveys and research on generative AI technologies, represented by ChatGPT, in addition to developing a portion of a large language model in-house. Insights gleaned by the AI Lab are shared among MUFG Group companies, even as we hold study sessions and liaison meetings attended by top management members while proactively striving to achieve the early introduction of generative AI and other new technologies. and liaison meetings attended by top management members while proactively striving to achieve the early introduction of generative AI and other new technologies.

*2 Japan Digital Design: Established in 2017, JDD is an MUFG subsidiary equipped with a number of experts hired from external sources and specializing in digital technologies
*3 Proof of Concept: Verification of new ideas and technologies to assess their feasibility

Introduction of Generative AI



Under development | Future initiatives

Verify practicability and safety
- Release an in-house service (equivalent to ChatGPT) for use at the Bank

Incorporate into operations at the Bank
- Release additional functions that make it possible to search and refer to in-house information
- Utilize AI to respond to in-house inquiries, prepare documents and conduct other operations

Operational reforms
- Develop our own large language model via the machine learning of MUFG's information
- Realize optimal mechanisms by use case

Trial users | Limited users | Phased expansion of the scope of users with an eye to making AI functions available to all Bank employees

Utilizing a Platform Connecting Headquarters and Branches to Roll Out DX-Related Measures and Provide Feedback

We have developed DX Portal, an in-house platform, with the aim of communicating and disseminating measures to promote DX and encouraging employees to practice such measures. This platform consolidates DX-related knowledge and solutions in a way that transcends organizational boundaries among Group companies. This, in turn, helps facilitate the exchange of information and opinions between headquarters and branches. Going forward, we will focus on empowering each base to promote DX while ensuring that all employees can feel tangible benefits arising from it.

Structure Supporting the In-House Sharing of DX-Related Knowledge



Branches
Provide information | DXポータル | Opinions and requests
Headquarters

1. Promote DX measures
Integrated operations
2. In-house PR activities

1-1 Measures to heed voices from front line employees
1-2 Develop systems to evaluate DX measures

2-1 Develop a platform for disseminating information
2-2 Provide information to support the practice of DX

Digital Transformation

Nurturing Human Resources with Robust DX Literacy

We are implementing a variety of programs to nurture human resources capable of spearheading DX. The DEEP training program is one such program designed to develop core digital specialists and was completed by approximately 300 employees. Moreover, approximately 500 individuals have completed a program aimed at discovering and nurturing DX leader candidates through in-house solicitation. In addition, we host a data science competition to provide a place for employees who aspire to acquire digital skills to inspire and interact one another. Also, we are endeavoring to help a broad range of human resources acquire the ability to take the lead in data utilization initiatives, with the goal of transforming MUFG into a corporate group in which all employees practice data-driven operations.

MUFG Data Science Competition

The data science competition began in fiscal 2021, as an event hosted by the Trust Bank. In fiscal 2022, we expanded this event and hosted it by the MUFG Group. Thus, the competition is open to all Group employees, pitting participants against one another to achieve accurate data prediction via the use of Python. The event attracted 267 participants from 14 Group companies in the first round held in March 2022 and 766 participants from 15 Group companies at the second round held in December 2022.

Acting in collaboration with AVILEN, a startup supporting the development of human resources capable of handling AI, we also provide an e-learning environment in which all employees, even those without programing literacy, can learn programing skills from the basics up, gaining hands-on experience in machine learning-based tool development while receiving specialist support. For those equipped with intermediate or advanced programing literacy, this environment helps facilitate networking and build a community of employees equipped with robust specialist expertise throughout the Group so they can inspire one another, share insights and seek each other's advice.



Winners, judges and staffs at the award presentation ceremony at the recent MUFG Data Science Competition

Human Resource Development Aimed at Realizing Data-Driven Management

To enable all employees to acquire capabilities for agile, data-driven decision making and action, we are strongly focused on utilizing a big data platform we have developed using AWS[1] as well as Tableau, a business intelligence (BI) tool.

In fiscal 2022, all domestic branches of the Bank began using "branch dashboards," a BI solution designed to visualize the progress status of deals, activities of branch staff, the trend in customer fund transactions and other factors. The introduction of branch dashboards relieved employees at each branch of workload associated with processing data on Microsoft Excel while empowering sales personnel to conduct real-time assessment and in-depth analysis of various data. This, in turn, resulted in a growing number of proposals delivered to customers, an increase in the number of customer visits, and yielded other positive outcomes.



Employees using branch dashboards

The Bank's headquarters has established a dedicated team tasked with spearheading and supporting the utilization of data gleaned from sources across the organization so that employees at each department can conduct BI-based data analysis and visualization on their own. Several employees from each division participate the team once or twice a week to use the power of BI to resolve the operational issues currently confronting each respective department. Through the activities, these human resources are expected to acquire robust BI skills and, by disseminating their insights, begin making unique contributions in their respective departments. In this way, we are promoting the overall enhancement of our employees' BI skills.

In addition, we are helping employees raise their data literacy by, for example, aligning the content of training with the level of their knowledge, offering e-learning programs and assisting them in their efforts to acquire relevant external certification.

*1 A cloud computing service provided by Amazon Web Service, Inc.
*2 A framework for analyzing and visualizing an enormous volume of data and utilizing it in the course of operational and management decision making

Mars—Supporting Startups via the Use of AI Technologies

Initiatives Undertaken by Mars Growth Capital

▌Accomplishments

Mars Growth Capital (Mars) is a joint venture established by MUFG and fintech company Liquidity Capital. Currently, Mars is providing finance to startups based mainly in Asia. To date, Mars has conducted interviews with representatives of more than 2,000 companies and extended financing to 30, stably achieving business growth.

Because Mars takes the form of a fund, it is capable of implementing a nontraditional mode of financing and has embraced the challenge, breaking free of reliance on conventional credit scoring models used by banks. Specifically, Mars not only takes into account applicants' financial information, but also utilizes prospects' daily operational data to predict their future performance prior to considering the extension of financing. This approach allows Mars to provide new fundraising options to startups, which often face difficulties in obtaining financing from banks.

Net Cash Investment Amount[1]



(Millions of U.S. dollars)

Dec. 31, '20: 0 | Mar. 31, '21: 13 | Jun. 30, '21: 42 | Sep. 30, '21: 50 | Dec. 31, '21: 69 | Mar. 31, '22: 138 | Jun. 30, '22: 237 | Sep. 30, '22: 253 | Dec. 31, '22: 335 | Mar. 31, '23: 420

Number of contacted customers
Over **2,000**

IRR (FY2022 results)
12.7%

Value of the fund after expansion
USD **750** million

[1] Aggregate net commitment amount of the transactions considering amortizations during investment period

Launching Mars Japan

▌Challenges Surrounding Japan's Startups

Pre-unicorn companies in middle or later stages often need to receive large-size debt financing to achieve growth. However, compared to countries abroad, Japan has far fewer major lenders capable of such financing. Because of this, domestic pre-unicorn companies tend to be dependent solely on equity-based fundraising, resulting in a great number of instances in which they choose to be listed before achieving sufficient business growth.

▌The Objectives of Mars Japan

Aware of this situation, MUFG decided to launch Mars Japan, with the aim of extending financing to domestic startups in a way that leverages the AI-based lending screening model developed via startup financing in Asia. Through Mars Japan, we will provide promising pre-unicorn and unicorn companies in Japan with funds for securing business growth. By doing so, we will contribute to the creation of Japan-made, globally competitive unicorn companies and support their growth.

Furthermore, with financing as a starting point, we will extend comprehensive support backed by functions afforded by the Group and thereby accommodate the needs of startups that are aiming for an IPO or considering other business development measures.

▌Our Future Initiatives



Ryutaro Hiroshima
Mars Growth Capital, Co-CEO

Recently, we invested in Liquidity Capital to leverage our insights and know-how—accumulated in the course of financing activities overseas—in an even broader range of business fields. Mars Growth Capital is now poised to pursue further business expansion, with plans calling for establishing a new fund in Europe as well as launching a fund based on an insurance scheme offered by Nippon Export and Investment Insurance (NEXI). In addition, we have decided to establish Mars Japan to play a part in the incubation of startups in Japan. Looking ahead, we will promote startup financing on a global basis.



Status of Startup Funding by Growth Stage



Japan: 7% | Europe: 55% | North America: 55% | Global: 66%

■ Seed ■ Early ■ Middle/Later

Source: A Survey of Startup Ecosystems issued by the Cabinet Office and the World Bank



		Seed	Early	Middle	Later	IPO
Senior debt	Small	MUFG Bank				
	Large				MARS Japan	
Mezzanine debt						
Equity		MUCAP[1]/MUIP[2]/MUFG Bank				

[1] Mitsubishi UFJ Capital
[2] MUFG Innovation Partners

Contribution to Addressing Environmental and Social Issues

CSuO Message

We Will Promote Sustainability Management, Adopting a Diverse Range of Perspectives

Roles of CSuO

I am Miyuki Zeniya, and took up the position of CSuO in October 2022. It was only some five years ago that the position of CSuO started to be gradually recognized in Japan. This is because companies without the perspective of sustainability are unlikely to grow. At MUFG, CSO used to concurrently function as CSuO. The organizational structure, however, was changed so that, currently, CSO ensures that the sustainability measures are in line with the management strategy, and CSuO works, under CSO, on a wide range of sustainability challenges, promoting the sustainability management of MUFG in collaboration with business divisions.

In fulfilling the roles of CSuO, I first try to "identify, without bias, what the society requires." In my career, I worked at various institutions including a think tank, a regional bank, an insurance company as institutional investor, and a listed renewable energy company (as outside director). Through my experience, I came to know that a matter often looked different depending on the standpoint, and I now have a diverse range of perspectives. From now on, as before, I would like to always think how MUFG should be as a company responsible for solving social issues and contributing to realization of the sustainable society.

To Solve Environmental Challenges

Last October, MUFG issued the "MUFG Transition Whitepaper" for achieving the carbon neutrality. For most companies, it is an urgent issue to take steps towards the carbon neutrality. The Whitepaper presented a path where MUFG ties up with customer companies to support their transition through provision of financial services, after clarifying inter dependency among industries on the supply chain.

We believe that the expertise of MUFG for supporting customer companies is also applicable to the carbon neutrality efforts of the countries and regions in the Global South. In Asian countries where the economy is expected to continue growing, it is a tough issue to achieve the carbon neutrality and simultaneously to enhance the living standards, but MUFG will study measures from various aspects to support the economic growth and at the same time to contribute to solution of the global environmental



Miyuki Zeniya Group CSuO

issues, in consideration of the energy situation of the respective countries and regions.

Last November, I participated in the COP27 conference (The 27th Session of the Conference of the Parties to the United Nations Framework Convention on Climate Change). It was my first business trip overseas in several years due to the COVID-19 pandemic, and I reacknowledged the urgency of the climate change issue. Moreover, I was keenly aware of the difference in awareness of the international rule-making concerning the climate change between Japan and the world. Participation in such discussions will make it possible to identify the world trends early and reflect them to the management strategy. It will also be an opportunity to transmit the information about the stance and circumstances of Japan in consideration of the geographical, social and political factors to obtain understanding of other countries. From such a viewpoint, MUFG will continue taking part in the rule-making discussions proactively.

This April, MUFG issued the "MUFG Progress Report 2023." Concerning the greenhouse gas emission reductions of the investees and borrowers, MUFG published, in the Report, the actual results of the power and oil & gas sectors for which the interim targets had already been established, and newly released the interim targets for the real estate, steel and shipping sectors. The Report also carries the progress status of various initiatives, including the transition support and rule-making as stated above. For the current fiscal year, MUFG is planning to publish our Transition Plan for decarbonization, and will continue disclosing its carbon-neutrality initiatives in a transparent manner.

Among the environmental challenges, measures to address the biodiversity issues are also getting more and more important, along with the climate change issues. In the COP15 conference (the 15th Conference of the Parties to the United Nations Convention on Biological Diversity) that was held last December, Mr. Mark J. Carney, co-chairperson of the Glasgow Financial Alliance for Net Zero (GFANZ), said that companies and financial institutions should integrate their actions to tackle the climate change and biodiversity issues. His point of argument was that the biodiversity issue is not only an issue of nature conservation: the climate change may affect the ecosystem and material cycle, and could lead to the food crisis and health damages around the world. In the coming September, the disclosure framework of TNFD (the Taskforce on Nature-related Financial Disclosures) is scheduled to be finalized, and MUFG is now in the process of preparation for the disclosure.

To Solve Social Issues:
Initiatives for Respecting Human Rights

The respecting human rights is closely related to various environmental and social issues, and is one of the most important issues to be considered in corporate management. MUFG has been stepping up measures for respecting human rights, and issued the "MUFG Human Rights Report 2023" this June that summarizes the philosophy and initiatives of MUFG for respecting human rights. The "Respecting human rights" is becoming all the more important globally as initiatives to deal with the polarization and decoupling of the economies worldwide. The COVID-19 pandemic and military attack on Ukraine are also factors for the heightened call for consideration for the human rights on the supply chain. I myself was a member of the Working Group for formulating Japan's National Action Plan on Business and Human Rights, and then have acted as a member of the promotion team. The companies are now required to take effective measures, not just sharing the value that the "respecting human rights is important." I believe that, towards establishing a value chain where human rights are respected, it is the role of the financial institutions to not only implement their own measures, but also have numerous talks with the customers and suppliers to share the importance of the respect for the human rights for collaboration.

With regard to the respect for the human rights of the employees, MUFG has been promoting such measures as prevention of discriminations and harassments, reduction of overtime hours, and inclusion and diversity (I&D). More recently, MUFG incorporated the viewpoint of equity (fairness and equitability) to I&D to make it "diversity, equity and inclusion (DEI)." In order to promote DEI across the Group globally with a sense of togetherness, MUFG now upholds the three pillars from the current fiscal year: gender equality; development of human resources; and cultivation of corporate culture; to accelerate the measures.

To Promote Sustainability Management

In order to remain as a responsible financial institution that can contribute to solution of the environmental and social issues, MUFG must be, first of all, a resilient organization. It is also important, however, that each and every employee perceives and identifies "what the society expects" without bias and take actions accordingly. As the challenges are getting more and more complicated and diversified on a global scale, such as the climate change, biodiversity, human rights, and poverty and famine, needs for the sustainable finance are expanding rapidly that supports realization of the sustainable society. A financial institution needs not only to provide finances but also to follow up the progress for solution of the issues thereafter, supporting the customers on an ongoing basis for achievement of the targets with numerous conversations. The number of occasions that I feel expectations from the customers for MUFG is also increasing. If the customer companies grow and their corporate values increase through transactions with MUFG, it will also help stabilize the society. The customer growths will also enhance the trust of the society for the actions of MUFG, which will likely increase the corporate value of MUFG as well.

I am sure that the financial industry will continue playing important roles as social infrastructure. Towards realizing the purpose of MUFG: Committed to empowering a brighter future., we will closely communicate with people with more diverse standpoints than ever before to promote the sustainability management, always thinking what is required of MUFG.

Please see the homepage for various reports.
https://www.mufg.jp/english/csr/report/index.html



Contribution to Addressing Environmental and Social Issues

Sustainability Management Focused on Addressing 10 Priority Issues

MUFG considers the pursuit of sustainability to be one of its most important management issues.

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we are engaged in value creation employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

In light of our newly established Purpose, "Committed to empowering a brighter future," and, with an eye to better fulfilling society's expectations in areas where MUFG's capabilities can be brought to bear, we have reviewed priority issues that must be tackled to help achieve environmental and social sustainability. As a result of this review, we have identified 10 priority issues.


Committed to empowering a brighter future.
Contribute to the realization of sustainable "people, society and global environment"
Customers and business partners
Communities and society
Future generations
Employees of MUFG
Shareholders
Climate change measures & environmental protection
Response to aging population & low birthrate
Overcoming threats to health
Inclusion & diversity
MUFG's Sustainability Management
Reduction of educational disparities
Integration with management strategies
Developing social infrastructure
Resolving priority issues through business strategies, risk management and social contribution
Response to poverty
Supporting industrial development & innovation
Promoting workstyle reforms
Ensuring equal access to financial services

10 Priority Issues and Response to Opportunities and Risks

10 Priority Issues	MUFG's recognition
Climate change measures & environmental protection	**Opportunities and risks** The ongoing trend toward decarbonization is expected to result in major changes in global industrial structure which, in turn, will position MUFG and its customers to face both risks affecting their business continuity and opportunities for growth. It is important to ensure smooth transition to a carbon-neutral society and a virtuous cycle of environmental and economic improvement in order to realize a sustainable society. **Opportunities and risks** The importance of across-the-board environmental protection initiatives expand to include not only climate change measures but also the protection of natural capital and biodiversity, etc. 📖 Pages 65-74
Response to aging population & low birthrate	**Opportunities** Leveraging our comprehensive financial service capabilities is important in order to meet evolving and diversifying customer needs in the face of changes in social structure due to aging population and low birthrate. **Risks** The aging population and low birthrate may lead to economic stagnation and a decline in growth potential, leading to the shrinkage of both funding demand and interest margins, a situation that could, in turn, have a particularly negative impact on the traditional commercial banking businesses. 📖 Page 77
Inclusion & diversity	**Opportunities** Empowering diverse talents to inspire one another will facilitate the creation of new concepts and ideas and the transformation of employee modes of behavior, enabling MUFG to transform its corporate culture and deliver new value that surpasses the expectations of customers and society as a whole, while it will also contribute to inclusion of diverse individuals. **Risks** Developing a resilient organization and society capable of empowering diverse talents with differing sense of values is essential to flexibly adapting to a time of rapid changes. 📖 Pages 83-84
Developing social infrastructure	**Opportunities** Robust countermeasures against the aging of infrastructure at home and abroad are key to the creation of sustainable society, as is the construction of social infrastructure, particularly in developing countries. **Risks** For us to maintain trust and reliability as a financial institution and a component of social infrastructure, the proper handling of threats to safety and security is a requisite. It is therefore essential to strengthen security measures safeguarding informational assets and prevent financial crimes that have become ever more complex and sophisticated. 📖 Page 32 The John F. Kennedy Airport Expansion Project
Supporting industrial development & innovation	**Opportunities and risks** Offering assistance for the creation of growing industries, which are the drivers of economies, and vibrant venture startups is essential to avoiding economic stagnation and securing sustainable growth. Our financial functions are expected to play an important role as such endeavors require a financier capable of risk-taking. 📖 Page 78
Ensuring equal access to financial services	**Opportunities and risks** Providing more customers with opportunities to access financial services and investment not only contributes to improving the growth of economies but also allows for MUFG to secure an even more robust foundation for growth. 📖 Pages 41 and 43 Digital Platform in Asia
Promoting workstyle reforms	**Opportunities and risks** On the back of Japan's declining population, businesses are expected to provide their employees with opportunities to embrace flexible workstyles aligned with an evolving sense of values, changes in social structure and the growing need to strike a work-life balance. Fulfilling these expectations provides the baseline for the effective utilization of human resources and achievement of corporate growth and, in light of fallout from COVID-19, has become a matter of even greater importance. **Opportunities and risks** Improving the efficiency of our financial functions, which constitute a part of social infrastructure, will help society as a whole achieve higher productivity while positioning us for greater productivity as well.
Response to poverty	**Risks** Poverty often results in a variety of other problems posing serious threats to social stability (e.g., public health, hygiene and security) and human rights (e.g., sufficiency in food, clothing and housing) as well as to the formation of a basis for sustainable economic growth (e.g., educational equality).
Reduction of educational disparities	**Opportunities** Those who are now students will shape the next generation and, therefore, constitute the foundation of future society. Among them may also be our potential colleagues. Therefore, supporting them is of great importance. **Risks** Proper education is at the base of social stability and sustainable economic growth. Thus, educational shortfalls can result in a negative heritage of inequality that will be passed down to future generations. The lack of educational opportunity due to economic disadvantage therefore deserves major public attention and needs to be tackled.
Overcoming threats to health	**Opportunities** Innovation in the healthcare sector will contribute to improvement in social and economic resilience. **Risks** The sustainability of economic activities will be largely dependent on the strengthening of capabilities for preventing novel infectious viruses from spreading (via the development of vaccines, etc.) and responsiveness to the pandemic (via the development of medical technologies and institutions) in order to ensure robust social functions in anticipation of the further aging of population.

Contribution to Addressing Environmental and Social Issues

Promotion Structure for Sustainability Management

At MUFG, the Sustainability Committee has been positioned to play a central role, under the supervision of the Board of Directors, in the development of a promotion structure for sustainability management by ensuring the groupwide, integrated management of all relevant activities. Fully convening at least once each year, the Sustainability Committee reviews and discusses the status of sustainability initiatives, submitting its conclusions to the Executive Committee and the Board of Directors. Moreover, in October 2022, MUFG appointed a Chief Sustainability Officer (CSuO), a dedicated executive tasked with spearheading the strengthening of the Group's capabilities to accommodate the global trend toward sustainability on various fronts and the enhancement of its presence in terms of the public dissemination of its initiatives aimed at addressing environmental and social concerns.

Please refer to pages 61 to 62 for CSuO Message.


Mitsubishi UFJ Financial Group, Inc.
Supervision
Board of Directors
Execution
Executive Committee
Risk Committee
Credit and Investment Management Committee
Risk Management Committee
Credit Committee
External Advisors
Advice/ Suggestions
Sustainability Committee
Chairperson: Group Chief Sustainability Officer (CSuO)
Members: Group CEO, CSO, CFO, CRO, Heads of Business Groups, Officers in charge at Group companies, etc.
Sustainability Office
Sustainable Business Div.
Group Companies
Sustainability Committees, etc.
Departments in Charge of Sustainability

Principal Themes of Discussion and Other Items Considered at the Fiscal 2022 Sustainability Committee Meeting

	Theme	Details
1	**Response to sustainability issues and assessment of the prevailing environment**	● Status of our response to priority sustainability issues and fiscal 2023 initiatives requiring our focus ● Assessment of major trends at home and abroad regarding sustainability issues and the prevailing environment
2	**Climate change measures**	● Main outcomes of initiatives to realize carbon neutrality and our response in fiscal 2023 ● Interim targets for 2030 toward the achievement of net-zero GHG emissions from our financed portfolio in 2050 (interim targets for additional sectors and results of emissions from sectors subject to disclosure) ● Measurement of financed emissions from sectors specified by the TCFD recommendations ● Future policies for promoting transition in light of the invigoration of green transformation (GX)-related investment in Japan
3	**Natural capital and biodiversity**	● Financial institutions' positioning of natural capital and biodiversity and trends in the global discussion of such matters ● Initiatives to launch TNFD-related information disclosure (analysis of risks and the examination of opportunities expected to emerge going forward)
4	**Respect for human rights**	● Identification of priority human rights-related issues that require immediate response based on a human rights risk map ● Direction of our response to human rights-related issues (strengthening of human rights due diligence, the issuance of a human rights report, etc.)
5	**Human capital and inclusion & diversity (I&D)**	● Concepts regarding and future policies on human capital management and relevant information disclosure ● Actions to be taken in fiscal 2023 to promote I&D
6	**Initiatives as an asset manager**	● Initiatives to be undertaken in the aftermath of the formulation of the interim targets by the Net Zero Asset Managers initiative (NZAM) ● Issues associated with the promotion of sustainable investment and our response
7	**Revision of the MUFG Environmental and Social Policy Framework**	● Revision of descriptions regarding the forestry and palm oil sectors, the inclusion of human trafficking in Prohibited Transactions excluded from financing and the addition of businesses in conflict areas to Transactions of High Caution
8	**ESG assessment**	● Results of fiscal 2022 ESG assessment and the status of initiatives now under way to address issues
9	**Disclosure of non-financial information**	● Global regulations regarding the disclosure of non-financial information and issues to be addressed going forward

Exchanges of Opinions with External Advisors in the Environment and Social Fields

MUFG holds periodic meetings and other events to which it invites external advisors*1 for the exchange of opinions with members of the Board of Directors, with the aim of garnering external specialist insights that can be utilized to inform its sustainability initiatives. One such meeting held in December 2022 saw attendees engage in lively discussions covering a diverse range of topics that included the latest trends in international initiatives to counter climate change—the current highest priority topic—COP27 concerns and biodiversity—a subject whose importance is growing—as well as human capital and initiatives to ensure respect for human rights.

*1 Rintaro Tamaki (President, Japan Center for International Finance), Junko Edahiro (Professor, Graduate School of Leadership and Innovation, Shizenkan University; President, Institute for Studies in Happiness, Economy and Society; Founder and President, e's Inc.), Kenji Fuma (CEO, Neural Inc.)

Moving towards Carbon Neutrality

Issuance of the *MUFG Progress Report 2023*

In May 2021, the MUFG Carbon Neutrality Declaration was announced. In line with this declaration, we are aiming for net zero GHG emissions from our financed portfolio by 2050 and net zero GHG emissions from our own operations by 2030. Moreover, in April 2023, we released the latest edition of the *MUFG Progress Report 2023* to update our stakeholders on progress in our relevant initiatives.

https://www.mufg.jp/dam/csr/report/progress/202304_en.pdf

Progress in Fiscal 2022 (Metrics and Targets)



	2019	2020	2021	2022	2023	2024	…	2030 interim target	…	2040	…	2050
Net Zero Emissions from the Financed Portfolio												Net zero
Power (emission intensity, gCO$_2$e/kWh)	328	307	299					156–192gCO$_2$e/kWh				
Oil & gas (emission reduction rate, MtCO$_2$e)	84	81	76					(15%)–(28%)				
Real estate (emission intensity, gCO$_2$e/m^2)												
Commercial real estate		65						44–47kgCO$_2$e/m^2				
Residential real estate		27						23kgCO$_2$e/m^2				
Steel (emission reduction rate, MtCO$_2$e)	22							(22%)				
Shipping (PCA[*1])			0.6					PCA≦0				
Decarbonization through financial services												
Sustainable finance (trillions of yen)	3.7	7.9	14.5	24.6				¥35 trillion				
Credit balance targets for coal-fired power generation (FY)												
Project finance (billions of U.S. dollar)	3.58	3.77	2.95	2.58				50% reduction from fiscal 2019		Zero		
Corporate finance (billions of yen)		Approx. 120	Approx. 90	Approx. 80						Zero		
Net zero GHG emissions from own operations					Fiscal 2025: Domestic emission volume Reduce by 2/3		Fiscal 2026: 50% reduction on a groupwide, global basis	Net zero				
Decarbonization initiatives as an asset manger								Reduce GHG emissions per economic intensity by 50% from 2019 for 55% of assets under management (Target 55% of assets under management)				
Targets for the reduction of CO$_2$ emissions through renewable energy project finance				Cumulative total of 36.63 million tons				Cumulative total from fiscal 2019 to 2030: 70 million tons				

Carbon-related assets (credit amounts[*3])	Results: A total of ¥60.2[*4] trillion (energy: ¥8.2 trillion; utility: ¥9.1 trillion; transportation: ¥12.0 trillion; materials & buildings: ¥26.8 trillion; agriculture, food & forestry products: ¥4.1 trillion) (As of fiscal 2022 end)
Executive compensation linked with degree of success in climate change action	In fiscal 2021, we updated indicators for determining executive compensation, adopting a new indicator determined by the degree of improvement in external ratings granted by ESG rating agencies. Specifically, this new indicator is set to be used as part of the assessment of the level of achievement vis-à-vis targets under the Medium-Term Business Plan (MTBP). Achievement will be assessed on an absolute evaluation basis in light of ratings granted by five major agencies[*5] and reflected in compensation as a portion of stock, representing 5% of the total evaluation weighting, to be granted based on medium- to long-term performance.

*1 A measure of consistency that indicates the difference from the required level across the portfolio. Calculates the Vessel Climate Alignment (VCA) of individual vessels providing financing as a weighted average of the percentages in the loan portfolio *2 Cumulative annual CO_2 reduction effect from renewable energy projects MUFG has provided with finance in each fiscal year, calculated based on generation capacity, capacity factor and emission factor. The value is calculated after taking into account the share of MUFG's loan arrangement or underwriting amount. *3 Sum of loans, forex, acceptances and guarantees, unused commitment lines, etc. *4 In accordance with the revised TCFD recommendations of October 2021, the data were compiled for 4 non-financial groups (energy, transportation, materials and buildings, agriculture, food and forest products). Excludes credits for renewable power belonging to the utility sector. The results include partner banks (Bank of Ayudhya (Krungsri) and Bank Danamon Indonesia). Sector classification is based on the customer's core business (largest sales/power mix) *5. MSCI, FTSE Russell, Sustainalytics, S&P Dow Jones, CDP

Initiatives for Net Zero from Our Own Operations

In fiscal 2022, we completely shifted to 100% renewable energy for electricity procured by all domestic consolidated subsidiaries. In addition, we have now set new interim targets to accelerate our efforts to achieve net zero emissions from our own operations by 2030. In order to achieve the following interim targets, from fiscal 2023 onward, we have been encouraging tenants and other owners to switch to renewable energy in Japan and overseas, converting company vehicles to electric vehicles (EVs), and strengthening measures to reduce the environmental impact.

In addition, to further improve the reliability of our GHG emissions, we aim to obtain third-party limited assurance for our emissions in fiscal 2022 on a group and global basis.

Contribution to Addressing Environmental and Social Issues

Participation in Global Climate Change-Related Initiatives and Demonstration of Thought Leadership

MUFG considers facilitating customers' carbon neutral through the provision of financing our top priority in our pursuit of net zero. In addition to proactively engaging with our customers, MUFG is actively involved in the discussions to develop global frameworks through participation in global climate change-related initiatives. Moreover, we proactively engage to understand how our stakeholders assess Japan and Asia's pathways toward carbon neutrality, which may not necessarily be identical with those in Europe and the U.S., through various projects such as the MUFG Transition Whitepaper development as well as hosting a side-event at COP27.

Carbon Neutrality initiatives through financing	
Contribution to international initiatives	**Dissemination of our opinions on transition pathways for Japan**
GFANZ and NZBA	Transition Whitepaper
Asia Transition Finance Study Group	COP27

Engagement with and assistance to customers

Net-Zero Banking Alliance (NZBA)
The NZBA is an industry-led alliance convened by the United Nations Environment Programme Finance Initiative (UNEP FI) to align member banks' lending portfolio with net-zero GHG emissions by 2050. As of June 2023, the membership consists of 132 banks around the world. MUFG was selected as a member of the Steering Group, which consists of 12 members, functions as the governance body of the alliance. A representative of MUFG has been chairing the Transition Finance working group that developed the NZBA Transition Finance Guide (published in October 2022). This guide provides member banks with high level principles as a reference in forming their strategies on transition finance.

Publication of the *MUFG Transition Whitepaper*
In October 2022, MUFG published the *Transition Whitepaper* with the objective of facilitating the understanding of such stakeholders as European and U.S. policymakers regarding pathways toward carbon neutrality for Japan. MUFG recognizes that the starting point and strategy to pursue carbon neutrality in each country differ due to regional characteristics. Also, we are convinced that, as Japan's economy has long been energized by indirect finance, we should promote engagement with corporations, rather than divestment, to support the journey to carbon neutrality across society. Moreover, no industry can remain viable for long on a standalone basis, so cross-sectoral interdependencies through electricity, heat and the carbon recycling must be understood to realize effective emissions reductions. In addition to the factors described above, we are striving to communicate the necessity of maximizing the use of renewable energy produced in Japan and overseas and creating a new supply chain. At present, we are compiling the *Whitepaper 2.0* in tandem with partner companies and administrative agencies. The *Whitepaper 2.0* will feature the technologies and supply chains that are critical for promoting carbon neutrality of Japan's electricity and heat sources and we will present Japan's transition plan and investment opportunities ahead of us.

Asia Transition Finance Study Group (ATFSG)
The ATFSG is an initiative formed and led by private financial institutions to facilitate transition financing in Asia. MUFG has led discussions with more than 30 participating financial institutions, based on which the ATFSG has compiled practical guidelines to be used by financial institutions when they consider transition finance along with the ATFSG activity report and a list of recommendation for support from governments and other stakeholders. These documents were then publicized at the Asia Green Growth Partnership Ministerial Meeting (AGGPM) hosted by the Ministry of Economy, Trade and Industry in September 2022.



FOCUS

Promoting Sustainable Businesses

Responding to Expectations for MUFG with Senses of Our Own



Daisuke Nishiyama
Managing Director, Head of Sustainable Business Division, MUFG Bank, Ltd.

All the Voices to MUFG Have Context and Background

In fiscal 2022, the approach for the sustainable businesses of MUFG was always to start with discussion with the customers, then to continue dialogues, and finally to go into action. At MUFG whether we belong to the Corporate Banking Units or Corporate Center, beyond the boundaries of different divisions, we proactively engage in dialogues with industrial customers, investors, government ministries and agencies, local municipalities and international initiative organizations, thereby endeavor to find a context of our own in the first-hand information, rather than being influenced by some strong opinions. While listing to the stories of the customers with empathy, MUFG continues dialogue with them until we can fully digest their stories. This, I believe, is the approach of engagement shared across MUFG. While communicating with stakeholders, if we identify any discrepancies or gaps in perception with them, then we try to work with the customers to narrow down the differences based on objective information. The sustainability businesses of MUFG as provider of indirect finance, carried out in daily business activities of promoting engagement with the customers of all the industries, are no longer activities that belong to a specific division. They are now an ongoing cross-divisional activity making full use of initiatives such as the Energy Transformation Strategy Project Team or task forces for Transition Whitepaper in a timely manner. It is the corporate culture of MUFG that, in order to realize the commitments: Emphasize Engagement, not Divestment; and Responsively Support Our Customers' Transition Journey; we proactively seek support from partner companies and advisors both from within and outside of the Group under the idea of "Open & Inclusive," and promote engagement by always "gathering contexts behind the voices of stakeholders.

Identical Goal, Different Paths

At present, 92 countries around the world have declared carbon neutrality. These countries account for 90% of global GDP, and have committed to reduce the greenhouse effect gas emission by 88% globally. The goal is identical around the world but the paths differ greatly depending on the regional characteristics. It is required to pay attention to the daily life of people, industrial development, and even national security. It is important to identify levers to achieve carbon neutrality for each country, with an understanding of the horizontal and vertical interconnectivities of the industries for the country. MUFG has transactions with customers in all the industrial sectors. We have the opportunities to represent the Japanese or Asian banks to participate in international financial initiatives. From these experiences, MUFG is in a position to be able to benchmark excellent programs of overseas countries, clarify the regional characteristics of respective countries in an objective manner. With these, MUFG, calmly but with passion, would like to make progress together with our customers in their current efforts to reduce emissions as much as possible, to realize trajectories for carbon neutrality in the future. To steadily achieve carbon neutrality, MUFG will provide support for our customers by making investment ourselves in renewable energy through fund businesses such as Z Energy. However domestically generated renewable energy is inadequate, therefore MUFG believes it important to have macro perspectives and build international networks, including alliances with overseas countries, for importing renewable energy sources, and for this, MUFG will support establishment of new supply chains, such as those for hydrogen, ammonia and methanation.

I do not believe it easy to know all the realities that face the customers but, by taking up each issue seriously, by trying to see the entire picture of the society or industry, and by collaborating closely with people in the industries, governments and academia, MUFG will develop sustainable businesses that are unique to MUFG on a global scale.

Contribution to Addressing Environmental and Social Issues
Climate Change Measures & Environmental Protection
(Disclosure Based on TCFD Recommendations)

Governance

The Board of Directors' Supervision of MUFG's Climate Change Measures

At MUFG, the Sustainability Committee, which operates under the Executive Committee, is charged with periodically deliberating policies on and determining the status of the Group's response to opportunities and risks arising from climate change and other environmental and social concerns. MUFG has positioned climate change-related risk as one of the Top Risks that it must pay close attention to. Accordingly, these risks are discussed by the Credit & Investment Management Committee, the Credit Committee and the Risk Management Committee, all of which are under the direct supervision of the Executive Committee.

Conclusions reached by the above committees are reported to the Executive Committee and, ultimately, reported to and discussed by the Board of Directors. In addition, matters discussed by the Credit & Investment Management Committee and the Risk Management Committee are also examined by the Risk Committee, which mainly consists of outside directors, and then reported to the Board of Directors.

The Board of Directors considers promoting sustainability management an important theme. Accordingly, the Board of Directors actively addresses matters related to this theme through dedicated sessions. MUFG also maintains three advisor positions to which it appoints external specialists representing the environmental and social fields to engage in the exchange of opinions with members of the Board. By doing so, we incorporate insights from outside experts into our initiatives.

In fiscal 2021, MUFG launched a project team tasked with taking a groupwide, cross-regional approach to spearheading and accelerating initiatives to realize the MUFG Carbon Neutrality Declaration announced in May 2021. The content of each initiative is also discussed and determined at steering committee meetings attended by the Group CEO and other key members of top management.

In fiscal 2022, MUFG held two rounds of steering committee meetings in addition to holding discussion meetings attended by management and focused on specific themes on a total of eight times. Meanwhile, the progress status of initiatives to realize the Carbon Neutrality Declaration was reported to the Board of Directors as necessary. Furthermore, we hosted periodic meetings attended by approximately 500 employees, including individuals engaged in sales departments, serving as Product Offices (POs), credit departments and planning departments, to address topics centered on green transformation (GX). Also, we established the Power Sector Project Team focused on carbon neutrality for the power sector. As such, the entire workforce of MUFG is striving to step up its measures to address climate change-related issues and promote relevant initiatives.

In addition, in order to ensure structural alignment to gather intelligence and secure business opportunities, we hold a "Global ESG Conference" between our teams in Japan and our regional ESG teams in APAC, EMEA and the Americas. Through this global structure, we strive to deliver solutions to our customers—both in Japan and overseas—and maintain robust engagement with them.

Meeting Bodies and Items Discussed and Reported Relating to Climate Change

	Committee	Main Items Discussed by and Reported to the Board of Directors Relating to Climate Change

Supervision	Board of Directors	● Progress status of initiatives to realize the above declaration
		  • Progress in sustainable businesses
		  • Setting interim targets for the financed portfolio (real estate, steel and shipping sectors)
		  • Interim target results of power and oil & gas sectors
		  • Reduction of GHG emissions from MUFG's own operations, etc.
		● Revision of the MUFG Environmental and Social Policy Framework
		● Ratings granted by ESG rating agencies

	Risk Committee	● Recommendations for resolutions and reported items at the Board of Directors
	Compensation Committee	● Revision of the executive compensation system (inclusion of ESG-related items in indicators for assessing executive performance)
	Audit Committee	● Monitoring and proposing regarding ESG compliance

	Committee	Main Items Discussed by and Reported to the Board of Directors Relating to Climate Change
Execution	Executive Committee	● Progress status of initiatives to realize the above declaration ● Revision of the MUFG Environmental and Social Policy Framework ● Status of MUFG's sustainability management and future initiatives (Reporting on matters deliberated by the Sustainability Committee)
	Credit & Investment Management Committee	● Recognition of the current environment and issues ● Direction of the management system for climate change-related risks
	Risk Management Committee	● Monitoring of climate change-related risks using enterprise risk management methods
	Credit Committee	● Recognition of the current environment and issues associated with climate change measures ● Report on status and outlook of climate change-related risk management efforts ● Revision of crediting policies related to climate change

	Sustainability Committee	● Progress status of initiatives to realize the above declaration
		  • Progress in sustainable businesses
		  • Setting interim targets for the financed portfolio (real estate, steel and shipping sectors)
		  • Interim target results of power and oil & gas sectors
		  • Reduction of GHG emissions from MUFG's own operations, etc.
		● Revision of the MUFG Environmental and Social Policy Framework
		● Ratings granted by ESG rating agencies

Furthermore, in fiscal 2020, we established a project team led by the Group Chief Risk Officer (CRO) and consisting of CROs from the holding company, the Bank, the Trust Bank and the Securities as well as regional CROs of the holding company and the Bank. This team is engaged in the planning of a management framework for supervising countermeasures against climate change risks.

Through these and other endeavors employing a groupwide, cross-regional approach, we strive to develop a robust framework enabling us to consolidate intelligence on the latest regulatory trends, exercise a stronger grip on various risks and otherwise strengthen our overall risk management capabilities.

Strategy

Since the announcement of the MUFG Carbon Neutrality Declaration in May 2021, we have engaged in dialogue with customers and provided them with solutions to the issues they are confronting. To this end, we are making efforts to gather necessary information from various perspective through the participation in international initiatives.

Strengthening Sustainable Businesses through Engagement

Taking advantage of our global network, which is designed to support sustainable businesses, we promote our engagement in dialogue with clients. Addressing the differing issues and needs our customers are now facing, we also strive to develop and deliver services needed by our customers in a timely and seamless manner, working in tandem with them to achieve carbon neutrality. For more details, please refer to pages 71 and 78.

Supporting Customers' Efforts toward Carbon Neutrality while Developing New Business Opportunities

MUFG aims to support customer efforts to transform their business models as well as the transition of whole industries toward carbon neutrality. To this end, we provide solutions designed to assist customers in their pursuit of change and innovation aimed at promoting transition to carbon neutrality.

In financing, we constantly endeavor to upgrade our sustainable financing products and services to support customers' transition efforts. Simultaneously, with an eye to developing future business opportunities, we play our part in international rulemaking for transition finance (please see page 67), we support innovation-oriented projects an aim of building expertise in new technologies, and we are active in creating new markets and commercializing new businesses.

Main Initiatives in Fiscal 2022 and Examples of Financing Activities

Underwrote transition bonds issued by JERA Co., Inc. (the first bonds of this kind in the domestic energy industry): Total issuance amount ¥20.0 billion
Originated transition-linked loans for Japan Airlines Co., Ltd. (the first loans of this kind in the domestic airline industry): Total amount ¥26.5 billion
Initiated the provision of money-held-in-trust instruments with green finance certification for individual customers, with backing assets consisting of lending to Tokyu Fudosan Holdings Corporation (First case in Japan)
Formulated a sustainability-linked loan framework for Nagase & Co., Ltd. to facilitate the calculation, disclosure and reduction of GHG emission associated with its entire supply chain. The framework was selected as a "Green Finance Model project" by the Ministry of the Environment under its Green Finance Model Creation Project for fiscal 2022.

Received Gold Award under the ESG Finance Award Japan Program and Named Best Sustainable Finance Adviser

In February 2023, the Bank received the Gold Award under the fourth round of the ESG Finance Award Japan program for the second consecutive year, in recognition of its efforts to introduce leading-edge initiatives from overseas to Japanese corporations, and to communicate approach of Japan's transition financing to European and U.S. administrative authorities, taking the lead in the development of ESG finance markets in Japan and abroad.

In March 2023, the Bank was also chosen by Asset Publishing and Research Ltd. (The Asset) as the first winner of the Best Sustainable Finance Adviser award which was launched by The

Asset in 2022 in light of the importance of sustainable financing. The Bank was highly evaluated for its financial assistance initiatives in the APAC region, in the fields of green, social and sustainability linked financing and was chosen over European and U.S. financial institutions which are active in the ESG field.

Looking ahead, we will continue to assist customers in their ESG initiatives and support their pursuit of sustainable growth, with the aim of contributing to the resolution of environmental and social issues.



Contribution to Addressing Environmental and Social Issues
Climate Change Measures & Environmental Protection
(Disclosure Based on TCFD Recommendations)

Opportunities Arising from Climate Change (Development of Sustainable Business)

With an aim to address issues and needs identified through customer engagement, we develop and provide a diverse range of solutions, including those designed to help visualize the volume of GHG emissions, strategy formulation assistance through TCFD disclosure-related consulting services, investment and financing assistance, and the introduction of overseas carbon credit schemes to Japanese corporations.

Engagement with and Assistance to Customers
Based on a customer service model proposed by the UNEP-FI, MUFG has endeavored to enhance the content of engagement activities. To date, we have engaged with approximately 1,500 corporate clients. We extend ongoing assistance to them while steadily expanding the climate change-related business.



Phase 1
Confirm our position
Explore how MUFG can support customers' current activities to achieve net zero

Phase 2
Analyze customer strategies
Organize customer strategies and operational issues, along with financing opportunities

Phase 3
Support in developing financing plans
Identify financing requirements in line with customers' decarbonization plans

Phase 4
Provide financing
Agree pricing and solution designs with customers and execute financing contracts

Phase 5
Measure effectiveness and check progress
Support the transition to a decarbonized business model

Engagement Activities in Japan

Supported customer measurements and disclosure
Visualization support for GHG emissions:
Linked 300 companies to Zeroboard Inc., 100 companies registered as partners of Zeroboard Inc.,

TCFD consulting services:
Proposed to 85 companies, signed contracts with 11 companies

Accumulated sector knowledge through dialogue with key customers
Continuation of EX Strategy PT[1] (from November 2020):
An internal group established to identify GX policy trends and customer needs and issues. 70 target companies

Establishment of a new Electricity PT (December 2022):
EXPT subcommittee specializing in electric power
*1 Energy Transformation (EX) Strategy Project Team

Review and propose financing solutions
Discussions and proposals for introducing new ESG financing (approx. 120 companies)
 - Assisting customers in developing internal frameworks to fulfill transition finance requirements

Renewable energy project finance, etc. | Underwriting green bonds | Corporate loans for environment-related businesses | Financial advisory for environment-related businesses | Other

Cumulative financing results (FY2019–H1 of FY2022): 0.4 | 0.5 | 0.8 | 0.6 | 0.2 ¥2.5 trillion
Cumulative financing results (FY2019–H1 of FY2021): 0.3 | 0.4 | 0.2 | 0.4 ¥1.4 trillion 0.0

Transition bonds/transition-linked bonds
19 bonds, total amount underwritten: ¥108.1 billion (April-December 2022)

Engagement Activities Overseas

Understanding policy through analysis of foreign taxonomies
Conducted taxonomy analysis of four regions: Europe, the Americas, China, and ASEAN. Deepened understanding of regulatory designs based on policy intent

Promote decarbonization through active engagement with key industries and public sectors
ESG promotion teams in each region participated in forums and events and held thematic discussions to accelerate discussion and action towards decarbonization (more than 40 events).

Diversification of ESG related products
Diversified ESG-related financial product lineup including deposits, trade finance, carbon credit-related products, etc.

Design and propose financing solutions
Designed and proposed financing solutions to support clients' short and mid-to-long term financing needs for their transition strategy through active discussion and engagement (approx. 960 companies)
 - APAC: approx. 360 companies, the Americas: approx. 350 companies, EMEA: approx. 250 companies

Renewable energy project finance, etc. | Underwriting green bonds | Corporate loans for environment-related businesses | Financial advisory for environment-related businesses | Other

Cumulative financing results (FY2019–H1 of FY2022): 1.6 | 1.2 | 0.4 | 0.8 ¥4.1 trillion 0.1
Cumulative financing results (FY2019–H1 of FY2021): 1.1 | 0.8 | 0.2 | 0.8 ¥3.0 trillion 0.0

Follow-up with customers for whom we provided financial assistance
• Trial launch of a framework to deepen understanding of customers' transition progress in FY2022, with the aim of leading to effective engagement
• Monitoring the achievement of targets and KPIs set for each deal for sustainability-linked loans/bonds and transition-linked loans/bonds, which are linked to interest rates and other loan terms and conditions

Ongoing Operation of the GX Strategy PT and the Launch of the Electricity PT

In November 2020, the Bank launched the Energy Transformation (EX) Strategy Project Team (PT) to develop the climate change-related business. Since then, the Bank has striven to strengthen its capabilities to engage with customers pursuing carbon neutrality, understand their needs and provide them with high-quality products and services, while periodically holding meetings with relevant executives and managements to consolidate and share insights. Meanwhile, in February 2023, the Cabinet approved on the Basic Policy for the Realization of Green Transformation (GX), announcing national strategies to realize massive investment in GX through the contribution of more than ¥150 trillion funding from both government and private sources. In response, in April 2023, the Bank rebranded the EX Strategy PT as the GX Strategy PT, updating its role to the creation of tangible business endeavors and the delivery of information aimed at facilitating GX-related investment and financing. This PT currently consists of around 500 members, including relationship managers in both Japan and overseas, individuals acting as Product Offices (POs), credit division and corporate planning departments. In December 2022, the Bank also established the Electricity PT, which focuses on facilitating GX in the power sector, a key target sector in terms of achieving carbon neutrality in Japan. This PT is now striving to reinforce relationships with power companies and industrial organizations by holding weekly sessions in which external experts are invited to facilitate participant's understanding of trends in relevant government policies and the complex systems supporting energy supply and distribution.

Response to Climate Change-Related Risks—Transition and Physical Risks

MUFG is reviewing existing risk categories to understand the impact of climate change, developing scenarios for physical and transition risk and enhancing its approach to disclosure in accordance with the TCFD recommendations to identify, assess and manage climate change-related risks.

Risk categories	Examples of transition risk	Examples of physical risk	Time frame[1]
Credit risk	• Our corporate clients' business activities and financial positions may be negatively affected if they cannot deal with government policies, regulatory requirements, customer requests or evolving trends in technological development.	• Extreme weather may cause direct damage to assets held by our corporate clients and/or have a negative spillover effect on their business activities and financial positions by indirectly impacting their supply chains.	Short- to long-term
Market risk	• The transition to a decarbonized society may negatively impact certain business sectors, making the value of relevant securities held by MUFG and/or financial instruments deriving from them highly volatile.	• The impact of extreme weather may induce market turmoil and make the value of securities held by MUFG highly volatile. • The value of securities held by MUFG may become volatile due to changes in market participants' medium- to long-term outlook on the impact of extreme weather and their expectations regarding countermeasures against the phenomenon.	Short- to long-term
Liquidity risk	• If its credit ratings deteriorate due to such factors as delays in its response to transition risks, MUFG may face limitations on methods for funding from the market and thus growth in risks associated with fundraising.	• Corporate clients suffering damage from extreme weather may choose to withdraw their deposits or utilize commitment lines to secure funds for reconstruction, leading to a growing volume of cash outflows from MUFG.	Short- to long-term
Operational risk	• Spending on capital investment may grow due to the need for measures aimed at reducing CO_2 emissions and enhancing business continuity capabilities.	• Extreme weather may cause damage to MUFG's headquarters, branches and/or data centers and lead to the disruption of their operations.	Short- to long-term
Reputation risk	• If MUFG's plans and efforts to realize carbon neutrality are deemed inappropriate or insufficient by external stakeholders, it may suffer from reputational damage. • MUFG may suffer from reputational damage and/or deterioration in its status as an employer due to the continuation of relationships with business partners who doesn't give enough consideration to environmental concerns or delays in its transition to decarbonization.	• If MUFG's efforts to support customers and communities affected by extreme weather are deemed insufficient, it may suffer from reputational damage or a resulting disruption of operations.	Short- to long-term
Strategic risk	• If MUFG fails to live up to its public commitment to support the transition to a decarbonized society, its capabilities for strategic execution may be negatively affected by a deterioration in its reputation.	• MUFG may fail to meet the goals of its strategies and plans if it fails to properly factor in the direct impact of extreme weather in the course of long-term management planning.	Medium- to long-term

* Short-term: less than one year; medium-term: one to five years; long-term: more than five years

Analysis of Climate Change Scenarios

Since the summer of 2019, MUFG has been a participant in the pilot project led by the United Nations Environment Programme Finance Initiative (UNEP FI) with the objective of discussing and developing methods for climate change-related financial information disclosure for the banking industry. Based on the results of the pilot project, we conducted an analysis of transition risks up to the year 2050 and physical risks up to the year 2100. In addition to the results of the above-mentioned pilot project, the scenario analysis reflects the results of verification by external experts.

Results of Scenario Analysis

	Transition risks	Physical risks
Scenario	Various scenarios, including the Sustainable Development Scenario ("well below 2 °C") of the IEA[1] and the 1.5°C scenario that the NGFS[2] has released	RCP2.6 (2°C scenario) and RCP8.5 (4°C scenario) published by the Intergovernmental Panel on Climate Change (IPCC)
Analytical method	An integrated approach is adopted to assess the impact by combining the bottom-up approach at the individual company level and the top-down approach at the sector level. Using this approach, the impact on credit ratings in each scenario is analyzed along with the effect on the overall financial impact of the sector's credit portfolio.	Estimated damage in the event of a flood is analyzed, and an approach to measure its impact on the overall credit portfolio using the change in default probability that the occurrence of floods would have on the credit portfolio is adopted. In the calculation of financial impact, the period of the suspension of the business of the borrower and the loss of assets, among other aspects, are reflected.
Sectors/targets subject to analysis	Energy, utility, automobiles, iron & steel, air transportation and maritime transportation	Flood
Calculation period	Until 2050 using the end of March 2022 as the benchmarking point	Until 2100 using the end of March 2022 as the benchmarking point
Result of analysis	Annual impact: Approx. ¥1.5 billion to ¥28.5 billion	Cumulative impact: Approx. ¥115.5 billion

*1 International Energy Agency (IEA) *2 Network for Greening the Financial System
© Results for the full year ended March 2023 are to be updated.

Contribution to Addressing Environmental and Social Issues
Climate Change Measures & Environmental Protection
(Disclosure Based on TCFD Recommendations)

Risk Management

Inclusion of Climate Change-Related Risks in the Risk Appetite Statement

In fiscal 2021, we included climate change-related risks in our Risk Appetite Statement. This move is intended to help develop, maintain and upgrade our structure for appropriately managing climate change-related risks.

Positioning of Climate Change-Related Risks in Enterprise Risk Management

MUFG has positioned climate change-related risk as one of the Top Risks that it must pay close attention to for the year ahead and going forward (for more details, please refer to page 126).

Management of Environmental and Social Risks in the Course of Financing

In line with the MUFG Environmental Policy Statement and the MUFG Human Rights Policy Statement, we have established the MUFG Environmental and Social Policy Framework, with the aim of properly assessing and managing environmental and social risks that may arise in the course of financing. We implemented MUFG Environmental and Social Policy Framework to manage environmental and social risks associated with our financing (note). Concerning coal-fired power generation, mining (coal), oil and gas, and other specific sectors in which concerns are raised over environmental and social impacts, including climate change, we have established our finance policy and a due diligence process to identify and assess the environmental and social risks or impacts associated with transactions has been introduced.

In addition, we are engaged in due diligence based on the Equator Principles in our efforts to contribute to environmental and social sustainability.

The Equator Principles is an international framework developed to identify, assess, and manage potential environmental and social risks and impacts of large-scale projects, including infrastructure and natural resource development. The Bank conducts environmental and social risk assessment based on the Principles prior to the loan decision.

Regarding climate change risks, in addition to examining technically and economically feasible options that

contribute to reducing GHG emissions, the Bank evaluates status of project developers' measures to identify and manage physical and transition risks in line with the TCFD recommendations.

Examples of Assessments of Climate Change-Related Risks

The followings are examples of physical and transition risk assessments of individual projects in which banks conducted environmental and social risk assessments.

Physical Risks (Offshore Wind Power Generation Project)

The project was evaluated using the climate change prediction scenarios published by the United Nations Intergovernmental Panel on Climate Change (IPCC). Strong winds caused by typhoons and flooding caused by rising sea levels were identified as the main physical risks, and it was confirmed that the design of the facilities has been implemented to deal with these risks.

Physical risks identified
- Acute risks: Strong winds, floods, and storm surges caused by typhoons
- Chronic risks: Inundation and coastal erosion associated with rising sea levels

Major actions taken by the project proponent
- Use of turbines designed to sustain high-speed wind conditions
- Elevation of onshore facilities (such as substations) to avoid impacts by storm surges and inundation
- Construction of onshore facilities away from the coastline to avoid impacts by coastal erosion

Transition Risk (Gas and Diesel Combined Thermal Power Generation Project)

The project aims to replace an aged power plant with a state-of-the-art thermal power plant in order to support electricity demand on remote islands. Policy and regulatory risks were identified as the primary transition risks, and it was confirmed that the project will be consistent with the country's carbon neutrality goals and contributes to its energy transition.

Transition risks identified
- Policy and regulatory risks
- Increased operational costs associated with the introduction of carbon pricing and the disclosure of GHG emissions

Major actions taken by the project proponent
- Adoption of the latest low carbon emission technologies
- Implementation of cash flow plan that anticipates an increase in operating costs

Metrics and Targets

To achieve carbon neutrality, MUFG monitors the status of climate change-related metrics and targets which are

defined to address both opportunities and risks.

Progress in fiscal 2022   Page 66

Contribution to Addressing Environmental and Social Issues

Natural Capital and Biodiversity

Basic Concept

Natural capital refers to the world's stock of natural resources consisting of flora and fauna, water, soil and atmosphere, which together bring benefits to businesses and society as a whole in the form of water, food, minerals and other substances via the functions of ecosystems, which, among other things purify water and regulate climate.

Biodiversity refers to the diversity of flora and fauna, which are a part of natural capital, and supports the recovery of ecosystems from such natural disasters as flooding and drought while contributing to the circulation of carbon and water and the formation of soil, helping to ensure the soundness and stability of natural capital.

Once natural capital and biodiversity are damaged, financial institutions are at a greater risk in investment and financing. Simultaneously, the growing trend toward business efforts to preserve natural capital and biodiversity is expected to create emerging business opportunities for financial institutions. Accordingly, we deem it important to appropriately assess relevant risks and opportunities.

Initiatives to Address Risks and Opportunities Associated with Natural Capital (Initiatives to Address the TNFD Disclosure)

The Taskforce on Nature-related Financial Disclosures (TNFD) is an initiative founded by the UNEP-FI, the United Nations Development Programme (UNDP), the World Wide Fund for Nature (WWF) and the Global Canopy in June 2021. In February 2022, MUFG became a participant in the TNFD forum to promote initiatives to protect natural capital and biodiversity via the use of a groupwide, integrated approach. Also, we act as a member of the TNFD Consultation Group of Japan launched in June 2022.

In reference to the LEAP approach proposed in the beta version of the TNFD framework, we have initiated the analysis of risks associated with natural capital. More specifically, we employ ENCORE, a risk analysis tool, to determine the degree of our "dependence" and "impact" on the natural environment. Looking ahead, we will play proactive roles in discussions among forum members to boost our contribution to the realization of a sustainable environment and society.

Analysis Process Utilizing the LEAP Approach

"Locate"	"Evaluate"	"Assess"	"Prepare"
• Identify contact points between the company and the natural environment • Specify priority regions • Specify sectors	• Determine the degree of the company's dependency and impact in the environment • Analyze the degree of dependency • Analyze the degree of the impact "Assess"	• Identify risks and opportunities • Assess the significance of risks and opportunities • Mitigate and manage risks	• Formulate strategies and allocate resources • Measure performance • Report and disclose

Conducted the above process targeting corporate finance projects via the use of sector information

Conducted the above processes targeting project finance projects via the use of sector information as well as geographical information on a portion of projects

Plans call for conducting the above processes in fiscal 2023

Assessments of Natural Capital-Related Risks (Participation in the Pilot Project Led by the UNEP-FI)

MUFG participated in a pilot program led by the UNEP-FI to analyze natural capital-related risks associated with offshore wind power generation. This program was aimed at quantitatively assessing the possible impact on natural capital and biodiversity of providing financing for offshore wind power generation.

Under this program, we conducted a quantitative assessment of such impact using Ocean Data Viewer and World Database on Protected Areas to refer to data on important ocean areas and protected areas, in addition to employing the ENCORE.

As a result, it was confirmed that, although some of the offshore wind power generation projects analyzed are located in important ocean areas requiring consideration in terms of biodiversity protection, all projects were appropriately assessing and managing risks and impacts through reviews based on the Equator Principles.

Contribution to Addressing Environmental and Social Issues

Initiatives to Respect Human Rights

Basic Concept

The United Nations Guiding Principles on Business and Human Rights requires businesses to fulfill their roles in respecting human rights by formulating a human rights policy, conducting human rights due diligence and providing remedies to human rights violations.

MUFG recognizes respect for human rights as an important issue to be addressed in the management of our business for the realization of our Purpose defined in the MUFG Way of being "Committed to empowering a brighter future." As in "MUFG Human Rights Policy Statement" formulated in 2018, we are committed to fulfilling our responsibility to respect human rights across all of our operations. The MUFG Human Rights Policy Statement is determined by the Board of Directors and is regularly reviewed. In line with this policy statement, MUFG is conducting human rights due diligence and providing remedies.

System for Promoting Respect for Human Rights

The Sustainability Committee deliberates on measures and policies related to respect for human rights based on the MUFG Human Rights Policy and other important matters related to human rights. The results of the Sustainability Committee's deliberations are reported to and supervised by the Board of Directors. Based on the discussions of the Board of Directors and the Sustainability Committee, the resources necessary to ensure effective respect for and protection of human rights are appropriately allocated to the relevant departments.

Each Group company similarly recognizes that ensuring respect for basic human rights is a priority management issue. Based on this recognition, efforts have been under way across the Group to put the Human Rights Policy Statement into practice and fulfill our responsibility to ensure that human rights are respected in all aspects of our business activities. These efforts include helping employees fully understand the relevant content of the Human Rights Policy Statement, the Code of Conduct, and featuring topical articles in compliance manuals so that the importance of human rights is understood by all and otherwise raising human rights awareness among our workforce.

Identification of Human Rights Issues and Assessment

In line with its Human Rights Policy Statement, MUFG conducts human rights due diligence by respecting the Guiding Principles on Business and Human Rights and OECD Due Diligence Guidance for Responsible Business Conduct, the latter of which translates OECD Guidelines for Multinational Enterprises into practical implementation guidelines. We identified salient human rights issues highly relevant to MUFG, assessed their severity and likelihood of occurrence, and created a human rights issues map. Based on the results, the Sustainability Committee discussed future policies for addressing salient human rights issues. This map of human rights issues will be reviewed on an ongoing basis in light of changes in the business environment and the results of stakeholder engagement.



Methodology for Creation of human rights issues map	
Identification of human rights issues	● Referring to international principles for human rights such as the International Bill of Human Rights and the ILO Declaration, as well as issues at other financial organizations, we ascertained salient human rights issues highly relevant to MUFG
Assessment of severity	● We assessed the severity of each human rights issue based on the following three criteria :1) Severity of adverse impact (e.g. the degree to which human rights abuses affect lives), 2) Extent of adverse impact (e.g. the number of people affected, and 3) Difficulty of remedy (e.g. the possibility of remedy through compensation) ● Based on UNDP guidance, we make use of outside consultants' knowledge
Assessment of likelihood of occurrence	● Scoring risks by country and industry based on external data*1 ● Combining data on MUFG's number of employees by country, amount of credit per country/sector, etc. with the above scores to assess the likelihood of occurrence
Creation of Human Rights Issues Map	● Mapping of each salient human rights issue for MUFG, with severity on the vertical axis and likelihood of occurrence on the horizontal axis

*1 Data published by the World Bank, United Nations, etc. (e.g., Global Slavery Index, etc.) and data from the Business and Human Rights Resource Center



High
Severity
Low
Likelihood of occurrence
High
a. Risk related to countries in conflict
b. Right to privacy
c. Inhumane treatment of employees
d. Other issues related to employee labor*1
e. Access to financial services
f. Issues on the local residents of borrowers / investees*2
g. Child labor
h. Issues related to the supplier's local population*2
i. Labor issues on employees of borrowers / investees*1
j. Labor issues on supplier employees*1
k. Freedom of association and the right to collective bargaining
l. Issues on discrimination against employees
m. Right to privacy
n. Forced labor / human trafficking
o. Providing responsible financial services

*1 Working hours, wages, industrial safety and health, the treatment of migrant workers, etc.
*2 Health of nearby residents, land issues, etc.

● Issues on employees
■ Issues on customers (Issues on ours in providing financial service)
▲ Issues on borrowers / Investees
◆ Issues on suppliers

Prevention and Mitigation of Adverse Impacts

MUFG regularly performs due diligence to assess the status of human rights-related issues associated with a diverse range of stakeholders, including customers and employees.

Results of this due diligence are verified and deliberated by relevant departments to adopt mitigation measures to overcome such issues.

Initiatives for each stakeholder

Employees	• Preparation of power harassment/sexual harassment prevention manual • Regular monitoring of working conditions and reduction of overtime work • Promotion of DEI
Customers	• Consideration of adverse impacts on human rights when introducing products and services • Establishment of personal information protection rules and systems • Adopt universal design and otherwise accommodate diverse needs of customers with disabilities or other physical conditions
Borrowers / Investees	• Establishing MUFG Environmental Social Policy Framework, conducting due diligence on human rights issues related borrowers/investees • Compliance with the Equator Principles
Suppliers	• Respect for human rights is stipulated in the "Approach to Purchasing Activity" requirements for suppliers • Regularly check for severe human rights abuses at key suppliers

Mechanisms for Remedies

MUFG has established a contact point that can be accessed by employees, customers and other stakeholders seeking a response to opinions and complaints regarding human rights-related issues and other matters.

In May 2023, we joined in the Japan Center for Engagement and Remedy on Business and Human Rights (JaCER), with the objective of establishing a remedial contact points for adverse human rights impacts that occur throughout the value chain, including employees of borrowers/investees and suppliers, as well as community and neighborhood residents, and making an effort to improve our grievance mechanisms.

Dialogue with Stakeholders

MUFG aims to proactively promote constructive dialogue with a variety of stakeholders to deepen mutual understanding and ensure respect for human rights.

In April 2023, we invited outside experts in the field of business and human rights and held a dialogue on respect for human rights with the executives. From the perspectives of international organizations, NGOs, and lawyers, we discussed on how financial institutions should respect human rights.

Outside Experts

Mr. Ryusuke Tanaka, Programme Officer, ILO Office for Japan

Ms. Akiko Sato, Liaison Officer, Business and Human Rights, at UNDP

Mr. Yusuke Yukawa, Partner, Nishimura & Asahi

Main Agenda

1. Progress and impact of legislation
2. Human rights due diligence in financial institutions
3. Civil society's expectations for financial institutions
4. Key themes to be addressed (climate change and human rights, strengthening due diligence in conflict areas)

Contribution to Addressing Environmental and Social Issues

Response to Aging Population & Low Birthrate

MUFG strives to enhance its financial products and services backed by Group companies' comprehensive capabilities to address evolving and diversifying customer needs and issues from the aging population and low birthrate. We also engage in the development of infrastructure, research and social activities for the same purpose.

In terms of infrastructure development, we are enhancing channels or renovating branch facilities specifically designed to make access to our services easier for elderly customers. We constantly work to improve customer convenience by upgrading our apps and other tools supporting online channels to realize improvements in operability and design.

Main Initiatives in Each Issue Category

Issue	Aging Population			Low Birthrate
	1 Succession of businesses and assets	2 Response to the elderly	3 Asset building	4 Support for next generation
Financial Services	● Support succession of businesses and assets	● Respond to deterioration of cognitive functions ● Support testament and bestowal etc. via trust banking functions	● Consulting on asset management and asset building ● Pension investment and consulting services for corporates	● Contribute by utilizing financial knowledge
Infrastructure	● Services in response to aging population and deterioration of cognitive functions (27,000 registered supporters in the Bank)	● Branch facilities designed in the spirit of universal design ● Improvement of UI/UX*1		
Research / Social Contribution	● MUFG Inheritance Research Institute ● Japan Financial Gerontology Institute	● MUFG Financial Education Institute	● Financial and economic education for students from elementary to high school ● Donation for children and students	
Support for Employees	● Create a workplace that enables both men and women to strike an optimal balance between work and childcare, nursing care or infertility treatment (ensure that our assistance programs are known by all, promote the utilization of such programs and foster an inclusive corporate culture)			

*1 UI (User interface) and UX (User experience). Experiences and values capable of earning through usability of the services

1 Succession of businesses and assets
Employing Group functions and networks offered by our alliance partners, we deliver proposals regarding M&A, inheritance, real estate and asset management by taking a groupwide, integrated approach. We support the succession of assets and businesses worth more than ¥1 trillion on an annual basis.

In July 2022, the Trust Bank released "*Tsunageru Toushin,*" a new investment trust service designed to support the advancement/succession of assets, with the aim of meeting long-term asset management needs among individual customers.

2 Response to the elderly
In the coming era of centenarians, the ways people live and design their lives will be increasingly diversified and transcend the scope of conventional concepts of the three life stages of student, worker and retiree. In addition to flexibly accommodating needs from changes in modes of education and workstyles, financial institutions are being called upon to help customers secure funds for post-retirement living and to provide other financial solutions that enable, for example, housing loan borrowers to complete repayment even after retirement or customers to choose flexible accommodation amid the ongoing diversification of lifestyles accommodation. With this in mind, the Bank released housing loan products with options linked with the assumed residual value of properties. These products provide borrowers with various choices aligned with an increasingly diverse range of life design, for example, options to reduce monthly payments or to secure funds for future relocation.

In addition, we are working to commercialize new services to resolve issues arising from an aging society. These efforts include the development of technologies to assess cognitive functions and a system to verify testament content comprehension. To that end, in fiscal 2022 we launched a verification testing project as part of an industry-academia research collaboration.

3 Asset building
MUFG's asset building assistance services include consulting for individual customers from diverse age groups as well as the provision of an extensive lineup of pension asset management and consulting for corporate clients. In addition, the Trust Bank-founded MUFG Financial Education Institute disseminates easy-to-understand information regarding practical and effective methods for asset building and management from a neutral standpoint.

Also, the Trust Bank is a participant in the 104 consortium aimed at popularizing investment among young people, mainly those in their 20s, and is striving to instill investment literacy and helping them acquire an accurate perception of investment.

4 Support for the next generation
Taking full advantage of its financial expertise, MUFG provides financial and economic education to young people. We also actively support the sound upbringing of children and assist students in their pursuit of higher education through donations and other means.

For example, MUMSS has been providing elementary, junior high, high school and university students with programs at every educational stage, with approximately 3,300 students

from 54 schools completing these programs in fiscal 2022. Since the beginning of fiscal 2023, MUMSS has also been

providing new programs specifically designed for junior high and high school students.

Supporting Innovation/ Resolving Social Issues

It is essential for the sustainable growth of society to support the growing industries and foster startups. With this in mind, MUFG provides financial services that take full advantage of the comprehensive financial functions afforded by the Group to support such industries and businesses while developing innovative financing methodologies.

Meanwhile, we strive to discover corporations that are strongly committed to contributing to the resolution of social issues or undertaking initiatives focused on achieving said end. As such, we are endeavoring to realize both a sustainable society and sustainable growth for MUFG itself.

1. Supporting innovation

MUFG takes a leading-edge approach to support innovation, such as that related to energy transition toward carbon neutrality, through investment, financing and acceleration programs. At the same time, we are supporting to incubate next-generation industries that will eventually enhance Japan's economic competitiveness.

(1) Examples of investment in and financing for venture corporations

PowerX, Inc. is a startup handling the manufacture and sale of batteries and EV chargers as well as the development and construction of battery tankers with the goal of popularizing the use of natural energy and advancing energy storage and transmission technologies. In May 2022, MUFG acquired an equity stake in PowerX via investment and, in November of the same year, extended financing totaling ¥1.5 billion.

Meanwhile, Kyoto Fusioneering Ltd., which was founded in October 2019, is a global startup in Japan to promote the development of nuclear fusion technologies. In April 2023, MUFG invested in this company to help facilitate carbon neutrality and create new energy sources with no GHG emission.

(2) Acceleration

As a part of our support for essential technological innovation that takes into account environmental and social concerns to ensure sustainable growth, we co-sponsor the "MUFG ICJ ESG Accelerator" program in tandem with Inclusion Japan, Inc. The event's last two rounds were held in Osaka and Tokyo, respectively in fiscal 2021 and 2022. This program has also helped MUFG identify Zeroboard Inc., which currently provides MUFG's customers with services aimed at visualizing GHG emission volumes, as an alliance partner and investee.

2. Addressing social issues

In addition to supporting innovation, MUFG is focused on

addressing social issues in general.

(1) Initiatives to expand the renewable energy market

In 2021, to facilitate the further development of the renewable energy market, and to provide integrated support from the "generation" business to the "use" stage of renewable electricity, we established Z Energy Co., Ltd. in tandem with partner companies.

Since April 2022, Z Energy Co., Ltd. has been investing in solar power plants via its No. 1 Fund. As a model business designated by the Ministry of the Environment, it discloses its impact of its investment on the environment, society and the economy to investors. Also it aims to provide renewable electricity to investors and others. Thus far, investment by the No. 1 Fund has been progressing steadily, with preparatory measures under way to formulate the No. 2 Fund. Once established, the No. 2 Fund will have wider investment scope than No.1 Fund and cover renewable energy assets at large, while soliciting LP investment from an even broader range of investors, including business corporations, to contribute to the further popularization of renewable energy and the development of its market.

(2) Promoting carbon neutrality and supporting regional vitalization

Although Hokkaido faces social issues such as population decline, it has the greatest potential for introducing renewable energy in Japan and is the regions with one of the highest potentials for the implementation of effective technologies to achieve carbon neutrality. In fiscal 2022, we hosted "MUFG Hokkaido Oshigoto Audition," a contest for municipalities-led projects with a purpose of solving social issues in Hokkaido to apply for donations to fund the project. In the process of project screening and publicizing projects from municipalities, we acted in collaboration with Boku to Watashi and. inc. a company specializing in next-generation marketing.

Meanwhile, in April 2023, the Bank entered into a partnership agreement in GX field with Hokkaido Government, which currently spearheads Zero-Carbon Hokkaido initiatives. Also, we have decided to issue a report on the potentials for carbon neutrality in Hokkaido and make donations to a new fund established by Hokkaido Government.

Through these actions in Hokkaido, we are supporting the implementation of carbon neutrality-related technologies in Japan as well as the incubation of new industries, which would lead to establishing a model for sustainable society and contributes to the vitalization of regional economies.

Transforming Our Corporate Culture / Human Capital Strategy

CHRO Message



Kenji Horikawa
Group CHRO

MUFG's Approach to Human Capital Management

MUFG has positioned human capital as one of the most important types of capital and, accordingly, is striving to enhance it in order to become a global financial group capable of contributing to society and customers by empowering each employee to work vibrantly and earn success.

Specifically, we have identified "nurturing professionals & reskilling," "improving employee engagement," "promoting diversity, equity & inclusion (DEI)" and "practicing health management" as four key initiatives. Under these initiatives, we will work to improve employee well-being and facilitate sustainable growth for both individual employees and our organization, with the aim of realizing our vision of how MUFG will empower a brighter future going forward.

Toward Becoming a Global Financial Group Capable of Contributing to Society and Customers by Empowering Each Employee to Work Vibrantly and Earn Success

To realize this vision, MUFG has also identified "strengthening business competitiveness" and "fostering a culture of taking on challenges and transformation" as two pillars of human capital strategy. As we aim to provide customers and society as a whole with value that transcends their expectations across the extensive range of business fields the MUFG Group encompasses, we need to enable each employee to enhance their professional skills in each of their fields of specialty. With this in mind, we encourage them to raise their skills through in-house and external training programs while strategically using personnel transfers to ensure that they gain essential experience through on-the-job (OJT) training. We also strive to provide them with proper performance evaluations and appropriate wages. In these ways, we endeavor to empower our employees to pursue personal growth while also expanding our pool of professionals needed to promote our business strategies and, ultimately, strengthen our business competitiveness.

MUFG's workforce consists of employees with diverse backgrounds and values. We believe that in order to empower each employee to realize their full potential, we need to secure

MUFG's Basic Concept of Human Capital Management


Vision
A global financial group capable of contributing to society and customers by empowering each employee to work vibrantly and earn success
Two pillars of human capital management
Strengthening business competitiveness
Fostering a culture of taking on challenges and transformation
Four key initiatives supporting human capital management
Reinvestment in human capital
Embedding the desired culture
1 Nurturing professionals & reskilling
Sophisticated skills and specialty
2 Improving employee engagement
Sense of job fulfillment
3 Promoting DEI
Diverse talents empowered to earn success
4 Practicing health management
Focus on improving employees' emotional and physical health
Employee well-being

We believe that we need to start with enabling each employee to maintain their emotional and physical well-being while fostering an organizational culture in which everyone respects the diversity and uniqueness of their colleagues, so that employees can work with confidence and take on challenges and transformation.

Upon the establishment of such culture, we will provide every employee with opportunities to realize their full potential and achieve personal growth in order to ensure that they may discover a greater sense of job fulfillment. Furthermore, we will develop a framework for enabling the acquisition of sophisticated skills in their fields of specialty. In these ways, we will strengthen our business competitiveness and improve corporate value.

Improvements in cash flow attributable to these activities will be reinvested in in human capital. By doing so, we will ensure that a culture of taking on challenges and transformation is firmly embedded, generating a virtuous cycle of human capital management.

an organizational culture in which everyone respects one another's uniqueness and feels free to express their authentic selves even as they stay emotionally and physically healthy. Upon establishing such culture, we will assist employees in their autonomous career development and endeavor to realize a working environment that enables all of them, from new recruits to veterans, to spontaneously take on their tasks in a way that leverages their creativity and thus discover a tangible sense of personal growth and job fulfillment. This is how we aim to foster a culture of taking on challenges and transformation.

I believe that, as a CHRO, my foremost mission is to steadfastly tackle these key initiatives described above and enhance employee well-being while spearheading the development of the two pillars of human capital strategy. Looking ahead, I will continue to do my best to achieve MUFG's vision of being a global financial group capable of contributing to society and customers by empowering each employee to work vibrantly and earn success.

KPIs for the Human Capital Management Vision

To strategically promote investment in human capital and thereby realize the aforementioned vision, we have identified KPIs as described below. Based on these KPIs, we will quantitatively assess the effects of various human capital-related measures to facilitate their continuous improvement and updating. At the same time, we will review the KPIs in light of changes in the external environment and the entrenchment of these measures so that our human capital management approach stays on-trend and meaningful.

KPIs for Human Capital-Related Measures Aimed at Improving Corporate Value



INPUT/OUTPUT (investment in / utilization of human capital)

Specific measures	KPI	Progress: FY2021 results	Progress: FY2022 results	Priority initiatives
Review treatment of "professionals"	Number of employees categorized as "professionals"*1	1,159	1,603	1 Nurturing professionals & reskilling
Step up the recruitment of mid-career hires	Ratio of mid-career hires	24.2%	44.4%	1 Nurturing professionals & reskilling
Step up training- and education-related investment	Expenses for education and training	¥3.1 billion	¥3.5 billion	1 Nurturing professionals & reskilling
Provide opportunities to take on challenges	Number of applicants to the Job Challenge program	2,303	2,630	2 Improving employee engagement
Provide abundant opportunities to gain diverse experience by taking advantage of the extensive scope of MUFG's business fields	Number of employees seconded to entities within and outside the Group*2	5,152 (12%)	5,127 (12%)	2 Improving employee engagement
Empowerment of women	Ratio of female managers	18%	20%	3 Promoting DEI
Practice diverse workstyles	Ratio of eligible male employees who took childcare leave*3	100%	92%	3 Promoting DEI
Emotional and physical health	Ratio of absentee due to injury or disease	0.84%	0.89%	4 Practicing health management

OUTCOME (created value)

Pillars of human capital management:
- Strengthening business competitiveness
- Fostering a culture of taking on challenges and transformation

Vision: A global financial group capable of contributing to society and customers by empowering each employee to work vibrantly and earn success

*1 Number of Bank, Trust Bank and Securities employees who boast sophisticated specialist expertise and are subject to a specific HR system that assigns them a predetermined scope of duties
*2 Figures in ( ) represent the ratio of employees seconded to the total number of employees at the Bank, the Trust Bank and the Securities
*3 Calculated based on the Act on Childcare Leave/Caregiver

Transforming Our Corporate Culture / Human Capital Strategy
Four Key Initiatives Supporting Human Capital Management

Nurturing Professionals & Reskilling, Improving Employee Engagement and Practicing Health Management

Nurturing Professionals & Reskilling
MUFG is striving to nurture and secure genuine professionals with highly sophisticated skills and specialist expertise through comprehensive initiatives related to hiring and training.

▍Nurturing and Securing Specialists
For MUFG to achieve sustainable growth, it is important to secure professionals who can earn success in a diverse range of specialist fields. As we aim to increase the sophistication of our existing businesses while expanding into an even broader range of new businesses, the need for talents with robust expertise in specific fields and capable of quickly becoming key workforce components upon joining the Group is becoming ever more profound. Accordingly, we are proactively engaged in the hiring of professionals from external sources and through business field-based recruitment. Currently, around 60% of the total number of employees hired each year are specialists.

Number of Mid-Career Hires and Other Individuals Hired through Business Field-Based Recruitment

Increasing the hiring of professionals who are earmarked for various fields of specialty (including digital specialists)



As part of efforts to acquire and retain qualified talents described above, the Bank plans to newly establish "professional" career course[1] eliminating the demarcation of the current two career courses, as well as introduce the "Ex" qualification[1] to enable employees with diverse values to pursue professional development and autonomously craft their careers. Through these revisions in HR framework, the Bank aims to develop an environment in which employees with robust expertise in their fields of specialty are empowered to earn success and are properly rewarded.

[1] Subject to agreement with employees' union and official name of the course and qualification to be determined.

In fiscal 2019, MUFG, acting in its capacity as the holding company, launched an employment framework aimed at directly hiring in-house and external talents with competencies in operational fields that require highly sophisticated specialist expertise and are commonly handled by multiple Group subsidiaries. Under this framework, candidates are offered wages linked with external market benchmarks.

▍Providing Abundant Training Opportunities and Assisting in the Acquisition of Certification
In fiscal 2018, we established "MUFG University" to offer training programs specially designed to nurture future top management candidates on a groupwide basis. To date, more than 950 employees have completed these programs. Targeting a range of employees from line managers to newly appointed corporate executives, MUFG University provides programs aimed at instilling broader perspectives and open-minded ways of thinking.

MUFG University

Attended by an annual total of approximately 200 employees from across the Group



Also, proactive efforts are under way at each Group company to develop human resources through various training programs and OJT. These efforts include enabling employees to attend external training programs, implementing officer- and employee- led lecture sessions addressing topics applicable to the workforces of either individual companies or all MUFG Group employees, and offering various mentoring programs and other diverse educational opportunities.

Education and Training Expenses (including expenses of commissioned external training)

Nurture professional talents, support reskilling and encourage self-innovation through education and training



MUFG's workforce also includes a large number of employees with external certifications proving specialist expertise. We also maintain an assistance system to help employees acquire external certifications in various specialist fields that require a high level of expertise.

Number of employees with external specialist certification

Total of the Bank, the Trust Bank and the Securities: 14,448

Real estate transaction agent	CMA*1	Labor and social security attorney	SMEC*2
6,654	2,639	99	136

Certified public accountant	Certified public tax accountant	Bar examination	FP 1st grade*3
45	36	38	1,156

Chartered financial analyst	Real estate appraiser	Certified Pension Actuary	TOEIC scores 860 or more
58	200	78	3,309

*1 Certified member analyst of the securities analysts association of Japan
*2 Small and medium sized enterprise consultants
*3 1st grade Certified Skilled Professional of Financial Planning

Improving Employee Engagement

MUFG strives to develop a workplace in which employees can find their job rewarding and improve employee engagement, with the aim of securing its ability to deliver services with higher added value and take on the challenge of transformation on a groupwide basis.

We believe that, for MUFG to improve employee engagement, enabling employees to autonomously develop careers and empowering them to pursue personal growth and challenges is a matter of importance. Accordingly, we endeavor to enhance frameworks and opportunities available to employees to assist them in these pursuits. For example, our Job Challenge program is an in-house job-posting system that has recently attracted a growing number of applicants (2,630 in FY2022, increased from 2,303 in FY2021), with the ratio of individuals transferred through this system in line with their desires for new positions amounting to 44%. We are also expanding the scope of positions open to in-house postings. Currently, there are active job postings for a total of 1,044 in-house positions and 54 external positions.

Number of Applicants to the Job Challenge Program (intra-Group job postings)

Enhance opportunities for employees to challenge different assignment within the Group



FY2021	FY2022
2,303 (Of these, 25% are transferred to desired positions)	2,630 (Of these, 44% are transferred to desired positions)

In addition, we proactively provide employees with opportunities to acquire diverse competencies and realize their potential

in the global stage by seconding them to entities within and outside the Group or dispatching them to countries abroad. As of the end of fiscal 2022, a total of approximately 5,100 employees from the Bank, the Trust Bank and the Securities are on secondment to corporations within and outside the Group, and approximately 1,100 employees out of these are taking on overseas assignments.

MUFG's Global Network



Number of domestic bases
436

Number of overseas bases
1,610

Number of employees seconded to entities within and outside the Group
Approx. **5,100***1
(Of these, the number of employees seconded to entities outside the Group: Approx. 650)

Number of overseas Group employees
Approx. **70,000**

Number of employees dispatched from Japan to countries abroad
Approx. **1,100**

*1 Sum of the Bank, the Trust Bank and the Securities

We have also established a wage system designed to secure competitiveness by attracting highly competent talents, rewarding employees for their dedication and improving employee engagement. In fiscal 2023, the Bank and the Trust Bank raised salaries by 7%, while the Securities will raise by 5%.

Practicing Health Management

MUFG considers the emotional and physical health of employees a matter of the utmost importance. Accordingly, the Bank, the Trust Bank and the Securities have announced their Declaration of Health Management and have since promoted health management as one of corporate missions.

Currently, industrial physicians and counselors are stationed at each MUFG Group company to contribute their expertise in health management by, for example, conducting follow-up examinations based on results of periodic health checkups, providing interviews with employees deemed to be working excessive hours and undertaking stress checks. Meanwhile, to help employees maintain and improve their emotional and physical health, each company is implementing such measures as providing e-learning programs aimed at raising employees' health literacy, encouraging cessation from smoking, preventing second-hand smoking and conducting Specific Health Guidance.

Also, we believe that helping employees enjoy financial wellness is essential to their maintaining emotional stability and health. Based on this belief, we help them build assets by, for example, setting robust retirement benefits and corporate pensions and allowing them to acquire memberships in employee shareholding association. Furthermore, employees are eligible to additional allowances paid by the health insurance association as well as non-mandatory compensation for operational or commuting accidents. In addition, a mutual aid association is in place to support the livelihood of employees who suffer various hardships.

Transforming Our Corporate Culture / Human Capital Strategy

Four Key Initiatives Supporting Human Capital Management

Promoting Diversity, Equity & Inclusion (DEI)

MUFG is striving to build an inclusive organization, where employees with diverse backgrounds and values can thrive and empower each other to perform at their best, and are given equal opportunities for growth and development, irrespective of gender, disability, nationality, race, age, sexual orientation or other attributes. We believe that diversity in the workplace at MUFG can spark "chemistry" by respecting to each other's differences and by leveraging each other's unique strengths. Moreover, this will encourage the employees to generate new ideas and adopt new modes of behavior and, in turn, foster an open-minded corporate culture and the creation of new value that transcends the expectation of customers and society. We therefore consider that promoting diversity, equity and inclusion (DEI) is essential to achieve our purpose "Commitment to empowering a brighter future.



Gender equity
Promoting DEI on a Global Basis
Three Pillars
Learning and Development
Embedding DEI into our culture

In 2006, MUFG established a dedicated organization to promote DEI. Since then, we have been working on DEI initiatives as part of our management strategies with the commitment from the top management. In 2018, the Bank, the Trust Bank and the Securities began to cooperate to promote DEI groupwide.

Also, DEI promotion teams globally have been working on DEI issues specific to each region. Since 2023, we established three common key DEI pillars; "Gender equity," "Learning and Development" and "Embedding DEI into our culture", and we are accelerating a variety of DEI initiatives globally, in close collaboration with the CHROs in respective regions.

DEI Promotion Structure





CHRO members
Global Head of DEI
Nobue Kamba
Okeatta Brown
(Co-Global Head)
Japan
Asia
Americas
EMEA
CHRO members
Kenji Horikawa
Group CHRO
Angus MacGregor
Global CHRO/CHRO for Asia
Beth Hoerle
CHRO for Americas
Margot King
Co-CHRO for EMEA
Karen Owen
Co-CHRO for EMEA

Ratio of Female Managers[*1]



End of FY2023
Raised our target
to 22%
18%
19.6%
22%
36%
32%
22%
FY2021
FY2022
FY2023
Japan
FY2022
(FY-end)
Asia
Americas
EMEA

*1 Overseas bases: the ratio of female Managing Directors or Directors; domestic bases: the ratio of female employees in Chief Manager positions and above.

Ratio of Employees by Region



Asia
Ratio of overseas employees
57%
Japan
EMEA
Americas

Global & Japan



Nobue Kamba
Managing Director, Global Head of DEI, Human Resources Division

At MUFG, we focus on creating a workplace environment, in which each employee feels a strong sense of psychological safety and is empowered to play an active role, irrespective of gender, age or other attributes. Among all the challenges we are facing, we consider the improvement of the ratio of female managers is one of most critical common global challenges. Hence, we are focusing on tackling it. In Japan, we have an ongoing mentoring program for female employees led by executives, and we have expanded the scope of eligible employees to participate in this program. Furthermore, we are creating an environment where both male and female employees can balance work and childcare, and we are also building a workplace and an HR framework in which employees can continuously develop their careers after their parental leaves through re-skilling and up-skilling efforts. Also, building an inclusive environment for employees with disabilities is a crucial issue. We will focus on contributing to the realization of an inclusive society, through empowering and supporting the career development of people with disabilities in partnership with our strategic partners such as Mirairo Inc., which we invested in 2023.

Global & Americas



Okeatta Brown
Managing Director, Co-Global Head of DEI

MUFG has a long history of leading with integrity and fortitude. When I consider what it means to co-lead DEI globally, that history comes to mind. As we continue to evolve our DEI strategy to focus on gender equity, learning and development and building an inclusive culture, we will lead with integrity and maintain a clear understanding of our stakeholders and what we want to achieve in partnership with them. Supporting an unbiased approach to identify and retain talent while creating transparency of development opportunities so that all colleagues are positioned to reach their full potential is critical to our collective success. As one of the specific examples of our initiatives, in 2022, we have built a Global Talent Sponsorship Experience program (GTSE) for our diverse high-performing talent, which provides access and opportunities to engage with some of MUFGs most senior executives.

Asian Regions (APAC)

We believe that APAC's cultural richness and diversity of thoughts will serve as a source of creativity and ideas supporting MUFG's business activities. We launched employee-led communities aiming to empower employee voices and foster diversity of thoughts to increase MUFG's efficiency and performance whilst providing equitable access to learning, development and career opportunities for all employees.

Europe (EMEA)

We have launched "SHEROES," a hybrid meeting space for female employees in EMEA. It is a vehicle to upskill members as they pursue career progression opportunities, share best practice by partnering with subject matter experts, celebrate achievements, and support each other through major life events.

International Women's Day



Every year, we celebrate International Women's Day on March 8. MUFG also hosts a variety of events in respective regions around the world.

Promoting Employees' Understanding of the LGBTQ Community



We created "PRIDE Art" in collaboration with employees and their families to celebrate the LGBTQ community. Through this artwork, we enjoyed our differences and learned the importance of appreciating our diversity.

Transforming Our Corporate Culture / Human Capital Strategy

Fostering a culture of taking on challenges and transformation

Corporate Culture Transformation Aiming for Sustainable Growth

MUFG aims to empower every employee to autonomously and individually think, act and take on challenging endeavors with a sense of ownership when tackling the missions assigned to their respective teams. By doing so, we are striving to create an organization capable of navigating in a time of ever-faster change and increasing diversification in values. To this end, we deem it essential to develop an open-minded and speed-oriented workplace while enabling employees to earn tangible successes in the course of their daily operations and take pride in their work as well as to nurture a sense of optimism. Overall, we aim to foster a culture supportive of "Challenge and Speed."

To empower employees to robustly embrace "Challenges and Speed" as part of their daily pattern of behavior, we have defined three components of corporate culture transformation: (1) A working environment offered by the Company, including communication tools and human resources frameworks; (2) An employee mindset underpinned by a sense of relevance aligned with MUFG's Purpose; and (3) Opportunities to act on this mindset and put it into practice. Currently, we strive to promote coordination among these three components to develop an open-minded, worker-friendly environment and foster a corporate culture in which those who take on challenges to realize the Purpose are highly appreciated. To be more specific, we have been holding townhall meetings by the senior management and promoting internal social networks while implementing a new, employee-driven job-rotation framework and launching the "MUFG SOUL Project", a social contribution program through which employees take the initiative in solving problems confronting the local communities. These are the examples of the initiatives under our culture transformation framework, and all in all, they are intended to create a place for open and resonant dialogue among the employees and encourage them to turn their aspiration into action.

In fiscal 2022, we strengthened the employee-led initiative by starting the "MUFG Way Employee Sessions," in which employees share their personal definitions of the MUFG Way, as well as the "MUFG Way Boost Project," which aims to put a spotlight on those employees who are discovered through recommendation of their team members as someone who embodies the MUFG Way, while also launching Spark X, a new business incubation program.

The outcomes of these initiatives and relevant issues are identified via, for example, the annual MUFG Employee Survey and reported to the Board of Directors. On the next page, we will showcase the results of such a survey to illustrate recent outcomes of corporate culture transformation efforts and issues that must be addressed going forward.

Framework of Transformation of Corporate Culture

1. **Update our working environment to secure a platform supporting the transformation of employee behavior**
2. **Encourage employees to develop a sense of relevance regarding MUFG's Purpose to help them transform their mindset**
3. **Offer opportunities to practice such as "MUFG headquarters building project" and "Spark X"**


Sustainable growth (financial and non-financial)
Accelerate purpose-driven business activities that leverage DX and sustainability management
2 Employees' Mindset
Types of Behavior
= Challenge × Speed
3 Opportunities to Practice
1 Working Environment
a. Communication reforms
b. Promotion of "smart" workstyles
c. Human resources framework and management

Results of the MUFG Employee Survey and Review of Fiscal 2022

The fiscal 2021 survey confirmed that employees have an ever-stronger drive to take on challenges. On the other hand, it was revealed that our workforce is still confronting issues associated with operational speed. Accordingly, in fiscal 2022 we enhanced the digital tools available to employees while encouraging managers to engage in one-on-one meetings with their staff, with the aim of fostering a workplace culture supportive of more casual exchanges of opinions. Moreover, we developed an environment that encourages those who autonomously take on challenges by implementing "Spark X" and the "MUFG Way Boost Project" as well as introducing a new job-posting program that allows employees to gain hands-on experience in different job categories.[1]

In the fiscal 2022 survey results approximately 90% of employees indicated that they are consciously taking on new challenges in the course of their work. With regard to the question of "Speedy decision-making in the workplace" the cumulative number of affirmative ratings grew year on year by the largest margin among all questions. Many respondents cited their participation in MUFG Way Employee Sessions as a reason for giving high ratings to this question. Specifically, it was suggested that these sessions, which allowed them to exchange their thoughts on overlaps between the MUFG Way and their own beliefs and values with fellow colleagues, left them with a greater sense of psychological safety. This, in turn, resulted in more robust communications with their peers, leading to speedier decision making.

On the other hand, responses to the question "Managed in a simple and speed manner" indicated stagnation. A number of respondents have identified the complexity of procedures and rules as the root cause of stagnation, along with the prevailing cumbersome consensus building process used when multiple departments are involved.

To empower employees to take on new challenges aimed at improving corporate value, it is essential that they be able to allocate more time to such endeavors via operational streamlining. In this light, simplifying hard-to-understand and complex procedures and rules is a matter of urgency. Accordingly, the revision of decision-making processes is under way in fiscal 2023 at the Bank, the Trust Bank, the Securities and other Group entities. We are also simplifying procedures and rules by various ways such as introducing tablet terminals.

In addition, respondents who gave a positive rating to the question of "Recommend MUFG as a great place to work" accounted for only around 60% of overall respondents. Among the rationales provided by those who gave a negative rating to this item, "the lack of sense of excitement in job" was identified in the largest number of instances.

Today, businesses are being called upon to adapt to major changes and achieve transformation. This means that individual employees are facing an equivalent level of expectation in the form of behavioral transformation. To empower them to achieve this transformation and thereby serve as a driving force of MUFG's sustainable growth, the Company needs to win their empathy, be attractive to them and encourage them to have a sense of ownership over their role and how to navigate it. Thus, improving employee engagement is a matter of importance.

With this in mind, we are striving to develop and expand a positive growth cycle in which employees take on the challenge of embodying the Purpose on their own terms, are appreciated by others and feel a tangible sense of personal growth that, in turn, motivates them to take on the next challenge.

*1 A program that allows applicants to engage in different types of operations for short periods without having to transfer, thereby providing them with the opportunity to gain hands-on experience in and a deeper understanding of the duties of departments that catch their interest.

Review of Fiscal 2022 (Group Awareness and Engagement Survey)

Challenge



Willing to Take on Challenges — YES 85% — Highly motivated to take on challenges

Recommend MUFG as a Great Place to Work — YES 64% — Ongoing issue: Employee engagement

Enhance the Sense of Satisfaction and Growth
- Develop a sense of relevance about MUFG Way
- Create challenging opportunity
- Own career development

Speed



Speedy Decision-making in Workplace

Bank +8% — 2021: 64% / 2022: 72%
Trust Bank +5% — 2021: 61% / 2022: 66%
Securities +10% — 2021: 64% / 2022: 74%



Your workplace engages in simple & speedy operations — YES 57% — Ongoing issue: Simplification

Simplification to Improve Speed
- Simplified decision-making process
- Review procedures based on feedback from branches

Transforming Our Corporate Culture / Human Capital Strategy
Fostering a culture of taking on challenges and transformation

2 Employee Mindset—"MUFG Way Employee Sessions" and "MUFG Way Boost Project"

In line with our aim to help each employee discover the relevance of our Purpose within their daily operations and thereby encourage them to take specific action to embody it, we began to upgrade MUFG Way integration sessions, an initiative launched in fiscal 2021.

First, we initiated "MUFG Way Employee Sessions" as an updated version of the above sessions. Through these sessions, we encourage employees to reflect on how the MUFG Way and their own values, beliefs and aspirations overlap. By doing so, we help them determine how they can contribute and to whom through their engagement in duties at MUFG on their own terms. Employees are then invited to engage in frank exchanges of opinions with their managers and colleagues.

Second, we launched "MUFG Way Boost Project." This project was designed to empower a growing number of employees and activities to embody the MUFG Way. For this project, approximately 70 members appointed by President Kamezawa from a diverse range of Group companies, including overseas branches, met online every week and engaged in vigorous discussions. Based on these discussions, they solicited recommendations for individuals

to be named model employees who embody the MUFG Way from business units across the Group. They then conducted interviews with each employee recommended to hear about their aspirations and the details of their activities. The results of these interviews were summarized in a booklet titled *MUFG Way—Bringing it to life*. We expect this publication to provide new insights to employees who find it difficult to have a sense of ownership about the Purpose by letting them know about initiatives undertaken by their peers. The project members also conducted roundtable talk events, in-house radio broadcasting and video streaming. Through these and other communication initiatives, we encourage each employee to autonomously take action to embody the MUFG Way so that our Purpose can be realized by our entire organization.





🖳 Please scan the above QR code to read *MUFG Way—Bringing it to life.*

Voices from MUFG Way Boost Project Members


Kei Sato
The Bank


Kasumi Yagi
The Trust Bank


Namiko Goto
The Securities HD

Q. **Please tell us why you chose to participate in the project.**

Sato: At the Bank, we often say that "Successful financing hinges entirely on human capabilities." Having been engaged in corporate sales for eight years, I now feel that this notion is very true. Because of that, I am convinced that if we are to become an attractive financial institution needed by customers, developing a sense of ownership about the MUFG Way is a matter of foremost importance. In other words, every one of us should fully leverage our own unique competencies in the course of our work. As one of a new generation that will, in turn, build MUFG's future. I hope to create a desirable corporate culture in tandem with my colleagues. That's why I volunteered to join the MUFG Way Boost Project.

Q. **Please share your takeaways from the project.**

Yagi: It was amazing to find that all members are passionate about supporting both customers and colleagues. As an

MUFG Group member, this made me feel like I was really part of a group that takes pride in engaging in businesses aimed at "empowering a brighter future." I also have become more conscious than before of how to contribute to people whom I serve not only directly but also indirectly through my duties and how to contribute to the world as a whole.

Q. **Please describe your vision for how to leverage the experience you gained in the course of the project.**

Goto: It was quite exciting to engage with project members who came from various business units across the MUFG Group and develop tangible action plans based on our own employee opinions and ideas. I also found that I had a stronger sense of belonging and felt highly motivated after joining the project. This positively affects my regular work and private life. I would like to share this experience with colleagues at my workplace.

Yagi: I felt a great sense of fulfillment upon completing the planning of project activities from the ground up while working alongside a gathering of fellow members not limited by the boundaries of Group companies. It was my most profound experience of success, enabling me to discover how good MUFG employees are at teamwork and feel a sense of unity. Moreover, I have realized the presence of a great number of like-minded colleagues within the Group. I feel that these takeaways will empower me to courageously tackle any challenge that may come my way going forward.

MUFG Headquarters Building Project Led by Employees

We are currently planning the construction of a new MUFG headquarters (HQ) building designed to further increase the sophistication of our groupwide, integrated management approach through the consolidation of the HQ functions of the holding company, the Bank, the Trust Bank and the Securities.

In connection with this project, we launched a working group (WG) via in-house posting by recruiting WG members from employees at the Bank, the Trust Bank and the Securities. The WG has been formed to foster an employee culture of spontaneously taking on challenges and to create opportunities for employees to act in collaboration in a way that transcends the boundaries of Group companies.

The 19 employees of differing age and positions chosen to form the inaugural membership of the WG have begun holding remote and face-to-face discussions in addition to touring external corporate facilities and attending lecture sessions provided by experts to gain a diverse range of knowledge. In addition, they have engaged in discussions with the presidents of MUFG companies. Through these activities, they have identified "Go Beyond with You" as a project concept, which summarizes MUFG's collective determination to constantly transform itself and go beyond its conventional scope of operations. This concept also represents ideals regarding what the new MUFG HQ building should look like while indicating the general direction of innovative workstyles to be adopted at this facility. We expect this concept to inspire all MUFG employees to update their awareness and transform their behavior.

Also, many of the WG members contributed positive remarks regarding takeaways from their WG activities. These remarks included "Participating in the WG enabled me to develop a stronger sense of belonging to MUFG beyond the boundaries of Group companies tasked with differing businesses," "I was glad to be entrusted with important decision making and this strengthened my willingness to take on the new challenges accompanying a growing scope of duties," and "I was impressed to find that although we are coming from different departments and have diverse attributes, our passion for MUFG is universal."

Going forward, we plan to keep the WG ongoing while replacing its members. Through the new MUFG HQ building project, we will continue to foster a new corporate culture and further increase the sophistication of our groupwide, integrated management approach.



Project concept



Discussions with President Kamezawa



Discussions among WG members

WG members touring the Marunouchi area surrounding the Bank's main building



Exchanging opinions with outside directors

Transforming Our Corporate Culture / Human Capital Strategy
Fostering a culture of taking on challenges and transformation

3 Practical Opportunities—Spark X, a New Business Incubation Program

Background and Objectives of Launching Spark X

In the face of radical changes in society, we need to redefine role of finance in the new era and review its positioning. With people's value systems becoming more diverse than ever before, our business growth will hit the wall if we insist on hewing to the traditional top-down business approach, relying solely on the conventional wisdom within a single entity we belong to, or enforcing old ways of thinking. Aware of these changes, we aim to realize genuine diversity management that allows employees to autonomously take on the challenges of transformation and have thus identified our ideal regarding what MUFG should look like going forward in this regard. To this end, we need to encourage all Group employees to leverage their diverse values and freely contribute their ideas while engaging in open exchanges of opinions. As part of initiatives to encourage employees to take on challenges and transform their behavior, MUFG launched Spark X in 2022.

Spark X is a bottom-up project aimed at enabling employees to perceive situations in the course of their engagement with customers and in their daily lives that give rise to perceptions of discomfort, dissatisfaction, disadvantage in society and thereby empowering them to become agents of positive change. Applicants to the project are allowed, based on their own unique ideas and personal aspirations, to take on the challenge of creating new businesses that transcend MUFG's conventional scope of operations. The name Spark X was chosen with the hope that this program will nurture individuals who "spark" the fire that will blaze a trail into a new era even as they boldly take on "X," the challenge of an unpredictable future. In summary, Spark X aims to empower applicants to fully live up to their personal aspirations and serve as agents of change who inspire others to similarly step forward to drive transformation.



Project applicants attending a workshop on the creation of new ideas, with an external expert serving as a lecturer



The Spark X logo (designed to convey optimism for taking on challenges via a cross-sectional approach)

A Program Designed to Enable All Group Employees to Become Participants

Spark X is not a program intended for only a few specific employees equipped with knowledge and experience. Rather, it is open to any Group employee willing to take on challenges. With this in mind, the first round of Spark X held in 2022 involved holding lecture sessions provided by internal and external experts as well as periodic individual counseling sessions. Through these events, we sought to provide employees with opportunities to learn ways of thinking and skills that are necessary to launch new businesses before we even began soliciting ideas from employees. Following the document-based screening of business ideas, selected applicants went on to brush up their business models with the support of in-house specialists, including MUFG employees who operate in fields related to business ideas developed by applicants, and external consultants, who served as mentors. Meanwhile, applicants whose proposals were rejected received feedback on their ideas while being invited to join town hall meetings attended by the CEO & President and other senior management. In this way, we strove to ensure that they feel appreciated for their willingness to take on a challenge and better motivated to tackle the next.

In this round, a cumulative total of 2,500 employees participated in project-related events, with more than 650 ideas being contributed by applicants who assiduously worked to develop their own business models with strong aspirations to change the world. We then conducted a rigorous final screening and determined the Grand Prix and Special Award winners. Moreover, an Audience Award was granted to an applicant chosen via voting by the attendees and online viewers of the final screening session. MUFG intends to allocate budgets to the Grand Prix and Special Award winners to help them realize their business ideas. Since April 2023, full-scale initiatives have been under way to achieve the commercialization of these ideas while exploring the possibilities of partnerships with external corporations and specialists to this end.

Corporate Culture Reforms Driven by Spark X and the Creation of Social Value

In addition, some applicants whose proposals were rejected commented on how this project affected their behavior, with one such applicant saying "Through participation in Spark X, I felt a sense of excitement by practicing the MUFG Way on my own terms. This, in turn, helps me take a positive stance toward taking on challenges in the course of day-to-day operations." As expressed in this comment, an employee culture of taking on challenges and thereby "empowering a brighter future" seems to have steadily begun to develop roots in MUFG.

Going forward, we will strive to disseminate, via Spark X, a culture of taking on challenges throughout MUFG's entire workforce. Pushing ahead with corporate culture transformation, we will thus build a resilient and innovative organization capable of accommodating the rapid changes of the times. In this way, we will improve our corporate value while resolving issues society is now confronting.



Final screening candidates with President Kamezawa


マタニティ用オフィス服の悩みを解決するサービス
~workmomally~
村田 真実・遊佐 典将・中野 花奈子
Spark
First Prize

The Grand Prix winner celebrated at the award-giving ceremony following the final screening session

Voices from an Award-Winning Team

Striving to Launch Services for Artists to Create Opportunities for Artwork Exhibition and Sales

Mizuguchi: Since my graduation from an art university, I have had an aspiration to draw public attention to the brilliant artists I encountered when I was a student. This is why I applied for Spark X. My proposal was to set up exhibition spaces within Bank branches to display artworks produced by young artists and provide branch visitors with a place for fresh encounters with art and interactions with artists. On the other hand, I had never gotten involved in the launch of a new business before and, accordingly, was anxious at the beginning as I had no idea how to go about realizing my concept. However, I was given the support of fellow MUFG employees equipped with diverse expertise and personal networks. Because of this, I was able to operate in a heartening environment. Furthermore, interacting with Group employees beyond departmental boundaries enabled me to gain new ideas and insights that, in turn, provided me with a considerable driving force. Looking ahead, I would like to contribute, as a member of MUFG, to the expansion of Japan's art market by helping the general public discover that how relevant art is to their daily lives while empowering artists to develop successful careers in a growing scope of fields.

Ogino: As I have been engaged in the management of investment trusts, I had not had regular opportunities to directly hear from customers. However, Spark X enabled me to directly engage with both artists and collectors to ascertain essential issues and needs that must be addressed. Although our pathways going forward toward commercialization will not be easy, I will promote this endeavor, driven by a strong aspiration to help resolve issues confronting those in front of us as well as a sense of excitement arising from taking on new challenges.



Wakana Mizuguchi (left; Investment Planning Division, Mitsubishi UFJ Kokusai Asset Management) and Taiyo Ogino (right; Index Investment Division, Mitsubishi UFJ Kokusai Asset Management), the Special Award and Audience Award winners

Business Group Performance

Breakdown of Fiscal 2022 Net Operating Profits[1] by Business Group

■ DS ■ R&C ■ JCIB ■ GCB ■ AM/IS ■ GCIB ■ Global Markets



(Billions of yen)

Customer segments 1,617.7

| FY 2022 | 214.4 | 157.3 | 474.6 | 290.3 | 105.1 | 376.0 | 137.1 | 1,577.6[2] |

Customer segments 1,174.6

| FY 2021 | 182.7 | 93.7 | 302.3 | 243.7 | 107.5 | 244.8 | 174.0 | 1,232.4[2] |

*1 Consolidated net operating profits calculated on a managerial accounting basis
*2 Include net operating profits from "Others" segment (fiscal 2021: (¥116.2) billion; fiscal 2022: (¥177.3) billion)

DS Digital Service Business Group[1]

FY2022 Gross Profit Breakdown



Consumer finance 42%

Loans and deposits 21%

Domestic and foreign settlement / forex 5%

Card settlement 32%

Overview of FY2022 Results

In step with recovery from economic stagnation caused by the COVID-19 pandemic, income from consumer finance and forex increased. Moreover, net operating profits rose from the previous fiscal year thanks to the consolidation of branches and the digitalization of internal operations, both of which contributed to cost reductions.

Main Customers

● Domestic individual customers and corporate clients (online transactions mainly)

Main Subsidiaries Belonging to the Business Group

● MUFG Bank
● Mitsubishi UFJ NICOS
● ACOM

*1 Managerial accounting basis. Local currency basis. Gross profit breakdown excludes profits or losses from others.

R&C Retail & Commercial Banking Business Group[1]

FY2022 Gross Profit Breakdown



Investment product sales 29%

Loans and deposits 31%

Domestic and foreign settlement / forex 17%

Real estate, corporate agency and inheritance 11%

Derivatives, solutions 13%

Overview of FY2022 Results

Income from loans and deposits, forex, derivatives and other operations increased as they accommodated needs arising from changes in the environment due to U.S. interest rate hikes and other factors. With regard to expenses, personnel and non-personnel expenses were curbed by the consolidation of branches. As a result, net operating profits grew from the previous fiscal year.

Main Customers

● Domestic individual customers and SMEs

Main Subsidiaries Belonging to the Business Group

● MUFG Bank
● Mitsubishi UFJ Trust and Banking
● Subsidiaries of Mitsubishi UFJ Securities Holdings

*1 Managerial accounting basis. Local currency basis. Gross profit breakdown excludes profits or losses from others.

JCIB Japanese Corporate & Investment Banking Business Group[1]

FY2022 Gross Profit Breakdown



M&A, DCM,[3] ECM[4,5] 7%

Loans and deposits 54%

Real estate, corporate agency 11%

Domestic and foreign settlement / forex 15%

Derivatives, solutions[2] 13%

Overview of FY2022 Results

Net interest income from loans and deposits increased significantly as a result of the pursuit of appropriate return on risk and flexible response to U.S. interest rate hikes and other changes in the environment. Furthermore, income from forex, solutions, and other non-interest income grew, leading to a year-on-year increase in net operating profits.

Main Customers

● Major Japanese corporations

Main Subsidiaries Belonging to the Business Group

● MUFG Bank
● Mitsubishi UFJ Trust and Banking
● Subsidiaries of Mitsubishi UFJ Securities Holdings

*1 Managerial accounting basis. Local currency basis. Gross profit breakdown excludes profits or losses from others.   *2 Figures are domestic business only.   *3 Debt Capital Markets
*4 Equity Capital Markets   *5 Including real estate securitization, etc.

GCB Global Commercial Banking Business Group[1]

FY2022 Gross Profit Breakdown



Bank Danamon 17%

Krungsri (Bank of Ayudhya)[3] 46%

MUAH[2] 37%

Overview of FY2022 Results

Hikes in U.S. interest rates led to an increase in interest income, while in Thailand, Krungsri enjoyed improvement in lending spreads due to growth in the loan balance and hikes in policy rates. Bank Danamon succeeded in curbing funding costs. Reflecting these factors, net operating profits rose from the previous fiscal year.

Main Customers
- Overseas individual customers and SMEs

Main Subsidiaries Belonging to the Business Group
- MUFG Bank
- MUAH
- Krungsri (Bank of Ayudhya)
- Bank Danamon

[1] Managerial accounting basis. Local currency basis. Figures for MUAH and Krungsri include those belonging to GCB only and exclude those belonging to other business groups. Figure for Bank Danamon is on a standalone entity basis. Gross profit breakdown excludes profits or losses from others. [2] Excluding figures belonging to Trust/Securities subsidiaries, JCIB, GCIB and Global Markets [3] After GAAP adjustment. Excluding figures that belong to Global Markets

AM/IS Asset Management & Investor Services Business Group[1]

FY2022 Gross Profit Breakdown



Pension 20%

Investor Services (IS) 40%

Asset Management (AM) 40%

Overview of FY2022 Results

In the IS business, the combined provision of high-value-added services progressed in Japan and overseas, while AM business became first-place in the industry for the balance of publicly offered stock investment trusts.[2] However, net operating profits decreased year on year due to the absence of performance fees earned by FSI in the previous fiscal year as well as the impact of market stagnation and a resulting decline in fair value.

Main Customers
- Domestic individual customers and SMEs
- Major Japanese corporations
- Large global corporate clients

Main Subsidiaries Belonging to the Business Group
- Mitsubishi UFJ Trust and Banking
- Mitsubishi UFJ Kokusai Asset Management
- First Sentier Investors

[1] Managerial accounting basis. Local currency basis. [2] Excluding ETF

GCIB Global Corporate & Investment Banking Business Group[1]

FY2022 Gross Profit Breakdown



Fees and commissions 48%

Loans and deposits 52%

Overview of FY2022 Results

The stagnation of the capital market led to a decline in revenues from the securities primary business. However, this decline was more than offset by financing for institutional investors and sales fees and commissions associated with project finance as well as higher net interest income from loans and deposits and other positive factors. As a result, net operating profits increased from the previous fiscal year.

Main Customers
- Large global corporate clients

Main Subsidiaries Belonging to the Business Group
- MUFG Bank
- MUAH
- Subsidiaries of Mitsubishi UFJ Securities Holdings

[1] Managerial accounting basis. Local currency basis. Gross profit breakdown excludes profits or losses from others.

Global Markets Global Markets Business Group[1]

FY2022 Gross Profit Breakdown

Treasury 13%

Sales & trading (S&T) 87%

Overview of FY2022 Results

Income from S&T grew significantly due to the increased volume of sales activities and the flexible management of our positions. With regard to treasury operations, portfolio valuation losses remained under robust control via hedging operations despite the harsh environment due mainly to considerable hikes in U.S. interest rates. We also promoted new investment businesses.

Main Customers
- Major Japanese corporations
- Large global corporate clients

Main Subsidiaries Belonging to the Business Group
- MUFG Bank
- Mitsubishi UFJ Trust and Banking
- Subsidiaries of Mitsubishi UFJ Securities Holdings

[1] Managerial accounting basis. Local currency basis. Gross profit breakdown excludes profits or losses from others.

Digital Service Business Group DS



▌Vision for the Business Group

- Provide safe, convenient and well-priced services by expanding touchpoints and upgrading customer experience as they connect with MUFG more and more
- Maximize added value based on groupwide integrated management and data-driven management

▌Main Business

- Provide domestic individual customers and corporate clients with digital-driven financial services, to this end striving to expand digitized customer contact points and enhance customer convenience

Tadashi Yamamoto, Group Head, Digital Service Business Group

Overview of Strategies of the Business Group

Strengths

- An extensive customer base and a robust network of business bases in Japan and product capabilities
- The safe and secure systems necessary for collaboration with external partners in providing non-face-to-face services in addition to hard-earned customer trust and confidence supported by these systems

Challenges

- Enlarge a new customer base and activate existing customers
- Promote collaboration among products and services and data usage within the MUFG Group

Progress in KPI under the MTBP

Changes in ROE[*1]



Net profits +¥19.7 billion

	FY2021 results	CF[*2]	Card settlement	Other revenue	Expenses (branch optimization)	Expenses (deposit insurance)	Others	FY2022 result
	4%							6% vs target

Components of ROE

	FY2022 results	Comparison with FY2021
Net operating profits	209.7 billion	+27.1 billion
Expense ratio	72%	−4 ppt
RWA	9.5 trillion	−0.1 trillion

*1 Managerial accounting basis. Local currency basis. ROE is calculated using RWAs and is based on net profits, excluding non-JPY medium- to long-term funding costs.
*2 Consumer finance

Overall Strategy and Initiatives of Mass-market Business

Maintain and Expand Customer Touchpoints

The branch network optimization we have carried out to date has enabled us to flexibly offer optimum channels based on customer needs. Going forward, we will consider opening a new type of branch capturing changes in foot traffic. We are also expanding and improving our online consultations, having started trials to offer an investment advisory service accessible from customers' homes and at booths created within stations and offices. As we expand our touchpoints, we are keeping an eye on BaaS that offers financial functions to external partners. Last year, we released a digital account service together with NTT DOCOMO. In addition to general-purpose BaaS that offers basic functions of banks, we will offer special function BaaS offering functions such as settlements and asset managements to meet the needs of our external partners and individual customers.



Branch

Plan to open new type of branch based on changes in foot traffic

Remote

STATION WORK

Expand online consultation. Launched trials at stations and offices*1

Digital

In addition to apps, consider new customer touchpoints in the metaverse

+

BaaS

dポイントのたまる
デジタル口座サービス
dスマートバンク

Enlarge the customer base through contact points with external partners
Released a digital account service with DOCOMO

*1 Booth provided by telecube, Inc. (left side picture) and East Japan Railway Company (right side picture)

Upgrade Customer Experience and Make Personalized Proposals

MUFG offers one of the best product and service lineups among financial institutions. We will not only improve the ease of use of each product and service but will also improve customer convenience through seamless collaboration among products and services, delivering customer experience that makes our customers want to choose MUFG for all their financial transactions.

Furthermore, utilizing customer information obtained through their use of diverse products, we hope to offer advice and information tailored to individual customers.



MUFGカード申込・連携
ポイント連携
連携をご設定で1,000ポイント差し上げます。
お子さまの大学入学おめでとうございます。将来の積み立てをご案内いたします。
備えて安心ウェディング積立
家族にシェア
詳細を見る
Find a good information on the home screen
Complete an application with a few clicks
Personalized advice for each life event

Upgrade Data-driven Marketing

Supporting the aforementioned strategy and initiative is the upgrading of data-driven marketing. We will gather and analyze customer information as a group and deepen our understanding of our customers to make personalized proposals designed to meet the needs of individual customers.

We will develop a customer data platform (CDP) that centrally manages customer information. The CDP will enable timely and finely tuned proposal making. We will provide optimal services at the optimal timing from the viewpoint of our customers' lifespans.



Customer Data platform
Centralized management
Delivery system
Immediately/ same day
Email notifications
App notifications
Push notifications
Customer

Retail & Commercial Banking Business Group R&C



▌Vision for the Business Group

- Help people enjoy abundant lives while contributing to growth and business expansion for corporate customers
- A team of finance professionals with unparalleled strength in Japan

▌Main Business

- Provide domestic individual and corporate customers with a range of financial services, such as lending and settlement as well as those associated with asset management (AM), inheritance and real estate in addition to offering business and asset succession solutions.

Yutaka Miyashita, Group Head, Retail & Commercial Banking Business Group

Overview of Strategies of the Business Group

Strengths

- The most extensive individual and corporate customer base in Japan
- Comprehensive capabilities afforded by Group companies to meet diverse customer needs

Challenges

- Enhance earnings power by promoting a group-wide integrated business model
- Use digital technologies to raise productivity and improve and diversify customer touchpoints

Progress in KPI under the MTBP

Changes in ROE*1



■ : WM*2 profits

Net profits +¥30.3 billion

3.5% FY2021 result
AM
Cross*3 transactions
Base*4 income
Derivatives, etc.
Expenses, etc.
5.5% FY2022 result

vs target

*1 Managerial accounting basis. Local currency basis. ROE is calculated using RWAs and is based on net profits, excluding non-JPY medium- to long-term funding costs.
*2 Wealth Management
*3 WM profits from real estate, inheritance, loans and solutions, etc.
*4 Income from deposits, loans (excluding cross transactions), domestic transactions and FX

Components of ROE

		FY2022 results	Comparison with FY2021
Net operating profits		146.8 billion	+53.9 billion
	WM NOP	79.0 billion	+13.0 billion
Expense ratio		76%	−8 ppt
RWA		16.6 trillion	+0.3 trillion

Progress in Key Strategies under the MTBP

Promoting Corporate Banking and WM Solutions in an Integrated Manner

Although AM struggled due to the impact of market conditions, WM business' net operating profit in fiscal 2022 rose to ¥79 billion (up ¥2.8 billion from fiscal 2020) thanks to cost reduction and growth in cross transactions[*1] such as loans and real estate.

The WM digital platform[*2] released in February 2022 with inputs from Morgan Stanley has enabled the deepening of information collaboration among BK, TB and MUMSS, sending of recommendations to RMs, and proposal-making using the Goal Planning System.[*3] The number of proposals made using this platform has exceeded 200,000[*4] and the average fee income[*5] has almost doubled, demonstrating our improved solutions provision ability.

The AM business will enhance its governance framework and work toward a healthy growth by establishing a new internal guidance, "MUFG Policy."

WM profits

(Billions of yen)
51
66
79
97
+28
+46
(VS FY2020)
FY2020 NOP
FY2021 NOP
AM
Cross transa-ctions
Base income
Expenses, etc.
FY2022 NOP
FY2023 NOP target



*1 Business afforded by a Group Collaboration among the Bank, the Trust and MUMSS
*2 Platform to offer proposals based on total assets of customers by gathering their profiling data and providing them with timely and appropriate advice
*3 System to visualize simulations to achieve future life goals of each customer
*4 Number of proposals prepared using the Goal Planning System
*5 Fee income per customer by the Bank (managerial basis; tallied from April to November 2022)

Improve Base Income

In fiscal 2022, Non-JPY deposit interest income rose significantly due to changes in the financial environment including the interest rate hikes in the United States. In addition, our efforts to enhance sophisticated credit transactions such as LBO loans improved loan spreads in corporate banking. Furthermore, the number of corporate users of a foreign exchange service grew in our corporate online banking service, "Biz STATION," delivering higher FX income. Going forward, we will continue enhancing base income, which is the earnings base of the Retail & Commercial Banking Business Group.



Non-JPY deposit interest income

(Billions of yen)
16
33
2020
2021
2022
(FY)

Base income

(Billions of yen)
254
278
2020
2021
2022
(FY)

Cost Structure Reforms

Base cost reduction is progressing steadily thanks to falls in system depreciation cost and deposit insurance premiums, branch network optimization, and a human resource reallocation. The expense ratio fell to 76% in fiscal 2022 from 90% in fiscal 2020 (under the previous MTBP) as we achieved both revenue growth and cost reduction.

Given that our cost control initiatives including branch network optimization achieved goals, our focus will now shift to improving productivity and expanding and diversifying customer touchpoints through the further use of digital technologies.

Expense trend (Billions of yen)



Expense ratio 90%
76%
495
459
Base cost reduction
Approx. ¥40 billion
FY2020
System depreciation cost and deposit insurance premium
Branch network Optimization, etc.
FY2022

Japanese Corporate & Investment Banking Business Group JCIB



❚ Vision for the Business Group

- Grow together with customers by sharing business risk
- Realize "staircase management"; steadily climb a growth staircase and achieve year-on-year improvement toward the goals of the Medium-Term Business Plan in three years

❚ Main Business

- Offer comprehensive financial solutions tailored to needs of major Japanese corporations, with the Bank, the Trust Bank, the Securities and other Group companies acting in close collaboration and taking full advantage of their sophisticated expertise in their respective financial service fields

Seiichiro Akita, Group Head, Japanese Corporate & Investment Banking Business Group

---

Overview of Strategies of the Business Group

Strengths

Capable of delivering sophisticated solutions by taking advantage of groupwide collaboration and an integrated cross-regional approach

- Global reach in securities business operations
- Trust banking functions supporting a full-lineup of services
- A robust balance sheet and an extensive overseas network, both of which are at a top level in the domestic banking industry

Challenges

Achieve sustainable growth in an environment of increasing uncertainty

- Ensure pricing control
- Continue accumulating highly profitable assets
- Implement new businesses that help resolve social challenges

---

Progress in KPI under the MTBP

Changes in ROE[*1]



Net profits +¥151.6 billion

5% — FY2020 results
6% — FY2021 results
Gross profits
Expenses
Others
RWA
10% — FY2022 result
vs target

*1 Managerial accounting basis. Local currency basis. ROE is calculated using RWAs and is based on net profits, excluding non-JPY medium- to long-term funding costs.

Components of ROE

	FY2022 results	Comparison with FY2021
Net operating profits	412.2 billion	+127.5 billion
Expense ratio	43%	−9 ppt
RWA	33.2 trillion	+0.6 trillion

Progress in Key Strategies under the MTBP

Deepening of ROE Management

We introduced a performance evaluation system linked to ROE in fiscal 2021. In addition, we began operating our businesses based on four quadrants that visualize the level of RORA and the amount of RWA spent. We are embedding the thinking and action that emphasize profitability in the sales frontline and enhancing profitability improvement. As a result, lending spreads have improved by 10bp in JPY loans and by 8bp in non-JPY loans since the start of the MTBP. Non-JPY deposit spreads have grown significantly partly thanks to the interest rate environment.

To achieve sustainable growth despite the growing uncertainty in the global financial market, we are strengthening our origination capabilities in addition to improving profitability. By involving in the entire value chain leveraging risk taking, we are increasing non-interest income such as income from solutions and real estate brokerage.



Lending spreads

Non-JPY: 0.67%, 0.73%, **0.75%**
JPY: 0.37%, 0.41%, **0.47%**
2020 2021 2022 (FY)

Deposit spreads (Non-JPY)

0.43%, 0.44%, **1.04%**
2020 2021 2022 (FY)



Capital finance
(FY2020 result=100)

100 121 **143**
2020 2021 2022 (FY)

NRL balance in the real estate field
(FY2020 result=100)

100 140 **203**
2020 2021 2022 (FY)

Taking on New Challenges to Pursue Sustainable Growth

Our large corporate customers are currently in the midst of a tidal stream of major social transformation such as GX and DX.

In this environment, we are promoting a value co-creation approach where we support the sustainable growth of our customers by offering both business and financial solutions and facilitating customer engagement.

In fiscal 2022, we made investments for business co-creation to address important challenges such as the domestic production of semiconductors, whose significance is growing due to the impact of geopolitical risk, and implementation of space business and the expansion of communication infrastructure sharing that will become a basis in an era of information explosion. Our investment balance grew significantly by nine times compared to the previous year.

We will use investments to gather insights and create networks and to capture business opportunities arising from the growth of our customers' business.



Approach for the co-creation of value

Fundamental corporate value
Market value
Realize the genuine value of assets
Engagement for corporate value improvement
Further growth
Social issue oriented New business
Co-work with customers for greater value



Investment balance for co-creation business
(FY2021 result=100)

YoY **9 times**
100 **888**
2021 2022 (FY)

Key themes of social issue

Carbon neutrality
Semiconductor
Space
Communication infrastructure

Expand and replace as needed

Global Commercial Banking Business Group GCB

▌Vision for the Business Group

- Committed to empowering a brighter future for customers in Asia through collaboration between MUFG and partner banks

▌Main Business

- Provide financial services to corporations expanding into Asia as well as to local SMEs and individuals through partner banks, such as Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank and Security Bank.

Yasushi Itagaki, Group Head, Global Commercial Banking Business Group

---

Overview of Strategies of the Business Group

Strengths

- A wide range of services and functions offered through the combined strength of MUFG and partner banks
- An unparalleled partner bank network in ASEAN (encompassing approximately 3,000 branches and 90,000 employees)
- The capability to promote financial inclusion through collaboration with Grab and startup companies, along with access to the sophisticated digital finance expertise possessed by these partners

Challenges

- Krungsri: Pursue new businesses preceding the decline in growth expected from the maturation of the Thai economy
- Bank Danamon: Strengthen the business platform of the retail business including consumer and auto finance and create new profit sources

---

Progress in KPI under the MTBP

Changes in ROE[*1, 2, 3]



*1 Managerial accounting basis. Local currency basis. ROE is calculated using RWAs and is based on net profits, excluding non-JPY medium- to long-term funding costs.
*2 MUAH not included
*3 Areas shaded with diagonal lines represent amortization of intangible assets, etc.
*4 FY2021 does not include Krungsri's one-time profit
*5 VietinBank, Security Bank

Components of ROE[*1]

	FY2022 results	Comparison with FY2021
Net operating profits	194.7 billion	+10.0 billion
Expense ratio	58%	−1 ppt
RWA	10.4 trillion	+0.8 trillion

*1 MUAH not included; FY2021 does not include Krungsri's one-time profit

Progress in Key Strategies under the MTBP

Strengthen Businesses in Thailand and Overseas through M&As (See pages 41-44 for details)

One of Krungsri's growth strategies is to develop business in fast-growing neighboring countries in view of the maturing of the economy and the arrival of the aging society in Thailand. As part of this strategy, Krungsri decided to acquire subsidiaries of Home Credit, a consumer finance company using digital technologies, in the Philippines and Indonesia. We are expanding our consumer finance business by combining the insights of MUFG and our partner banks.



MUFG × krungsri × ADIRA FINANCE
Acquisition cost of approx. ¥87 billion in 2023
Philippine and Indonesian subsidiaries
HOME CREDIT
Thailand
2023 Securities firm
Capital Nomura Securities*1
Vietnam
2023 Non-bank
SHB Finance Company Ltd

Strengthen the Business Platform and Create New Profit Sources

Bank Danamon has become a main sponsor of IIMS,*2 together with Adira and MUFG, for two consecutive years, deepening their collaboration with MUFG. In addition, the bank is increasing investments in its retail business through branch remodeling and digitalization to enlarge its customer base.

Recently, the bank announced the acquisition of Mandala Multifinance, which is a main player in auto finance, and Standard Chartered Bank's retail assets in Indonesia, to capture discontinuous growth opportunities.

Strengthen retail business


IIMS (Indonesia International Motor Show)


Branch rebranding

M&A strategy

MANDALA FINANCE — Enhancement of auto loans

standard chartered — Acquisition of retail assets

Profit Contribution of VietinBank and Security Bank

Intra-group collaboration with VietinBank and Security Bank progressed significantly through the sharing of insights with MUFG. In fiscal 2022, the two banks posted a record net profit, making an increasingly greater profit contribution to MUFG.

Contribution to net profits (after amortization of goodwill, etc.)



Profits from equity investees*3
(Billions of yen)
2.6
12.1
2014
2022
(FY)

VietinBank



Profits from equity investees*3
(Billions of yen)
0.7
4.2
2017
2022
(FY)

Security Bank

10 years since the start of investment in Asia, 5 years since the establishment of the business group

- Collaboration between MUFG and partner banks enabled offering of comprehensive solutions, establishing a structure that covers customers across the entire commercial distribution
- Investment in Grab has boosted the digital presence of MUFG and partner banks



VietinBank
Dec. 2012*4
krungsri
Dec. 2013
SECURITY BANK
Jan. 2016*4
Establishment of Global Commercial Banking (GCB) Business Group
Jul. 2018
Danamon
Apr. 2019
Grab
Feb. 2020
HOME CREDIT
Nov. 2022*4
Dec. 2022
Apr. 2023
Digital Strategy
Sale of MUFG Union Bank completed Dec. 2022
5 years since the establishment of GCB Business Group
10 years since start of investment in Asia

*1 Name changed to Krungsri Capital Securities after acquisition *2 Abbreviation of Indonesia International Motor Show *3 Our equity share of net profits minus amortization of goodwill, etc. (differs from the figures in the companies' financial reports) *4 When the investment was announced

Asset Management & Investor Services Business Group `AM/IS`



█ Vision for the Business Group

- To be the professional global asset management (AM) / investor services (IS) player to continuously meet customers' needs through demonstrating high degree of expertise as a fiduciary toward sustainable society

█ Main Business

- Provide various products, services and consulting employing sophisticated specialist know-how in the areas of AM, IS and pensions.

Takayuki Yasuda, Group Head, Asset Management & Investor Services Business Group

Overview of Strategies of the Business Group

Strengths

- Robust human resource capabilities supporting the fulfillment of fiduciary duties
- Superior consulting capabilities backed by sophisticated and exclusive know-how
- Strong product development capabilities in the AM/IS fields

Challenges

- The business volume and customer base have steadily expanded but the balance fluctuates due to market factors
- Further enhance capabilities for alternative investment and flexible product offering
- Expand one-stop services in IS business

Progress in KPI under the MTBP

Changes in ROE[1]



Net profits −¥4.6 billion

31%

vs target
28% ↓

FY2021 result | AM | IS | Pension | Economic capital | FY2022 result

*1 Managerial accounting basis. Local currency basis. ROE is calculated using economic capital and is based on net profits

Components of ROE

	FY2022 results	**Comparison with FY2021**
Net operating profits	97.2 billion	−6.0 billion
Expense ratio	70%	+1 ppt
Economic capital	0.3 trillion	+0.0 trillion

Progress in Key Strategies under the MTBP

Asset Management (AM)

<Global>

AuM of unlisted infrastructure funds, which is one of the flagship funds of First Sentier Investors, have been growing at a rate above the industry average since the 2019 acquisition of Colonial First State Global Asset Management, on the back of its strong performance and collaboration with MUFG. Going forward, we will develop new products using our balance sheet and further enlarge the geographical areas where we offer products.

<Japan>

Accurately capturing the needs of individual customers with the extensive lineup of no-load index funds, centered on the eMAXIS series, Mitsubishi UFJ Kokusai Asset Management (MUKAM) has been increasing its AuM, with the largest balance of publicly offered investment trusts (excluding ETF) in Japan. We plan to conduct organizational restructuring of MUKAM and MU Investments in October 2023 with the aim of strengthening our capabilities to offer products featuring traditional assets and real estate for our corporate customers.

AuM of unlisted infrastructure funds



■ FSI (AU$ billion) — Industry[1] (US$ billion) ○ CAGR

Publicly offered equity investment trust balance[2]



— MUKAM[3] — A — B — C
(Trillions of yen) ( ):CAGR on balance basis

*1 Source: Preqin *2 Excluding ETF *3 Mitsubishi UFJ Kokusai Asset Management

Investor Services (IS)

<Global>

We have expanded products on offer and the regions we serve and have raised efficiency to enhance our capabilities to provide one-stop IS services. Going forward, we will create an even more resilient earnings base through measures such as the use of inorganic means and establishment of new bases.

<Japan>

The Master Trust Bank of Japan has become No. 1 in Japan in terms of AuA through differentiation from its competitors, offering integrated services in Japan and overseas in collaboration with overseas IS companies of MUFG. Going forward, we will accelerate the provision of overwhelmingly high-quality services such as single-party NAV calculation.

Global IS expense ratio trend



Trends in AuA



— MUFG[1] — Competitor A

¥**615** trillion

*1 AuA in The Master Trust Bank of Japan

Initiatives to Address Social Issues

D-Canvas, a defined contribution (DC) pension management app, has been contributing to the expansion of the range of people investing in DC pension schemes as experiencing the app kicks off a cycle of behavior change starting with "recognize current situation," then, "get noticed," and finally, "take action." Two-thirds of the clients who had never made investment began investing after using the app. Going forward, we will expand the cycle of behavior change from DC (financial assets) to health care and career plan to improve human capital.

Changes in behavior



Utilization to improve human capital



Global Corporate & Investment Banking Business Group GCIB



❚ Vision for the Business Group

- Develop a sustainable business model delivering satisfactory portfolio returns in a dynamic business environment
- Become a global financial partner representing Japan and Asia with world-class expertise and capabilities

❚ Main Business

- Offer value-added solutions for large global corporate and financial institution customers by leveraging our extensive network and product capabilities through an integrated business model mainly among the Bank and the Securities.

Fumitaka Nakahama, Group Head, Global Corporate & Investment Banking Business Group

---

Overview of Strategies of the Business Group

Strengths

- Extensive sector expertise and strong capabilities delivering a variety of value-added solutions
- Strong client relationships backed by a robust global network
- Strategic partnership with Morgan Stanley, a world-leading financial group

Challenges

- Improve profitability with expanding fee income under disciplined balance sheet control
- Further enhance integrated business operation of GCIB and Global Markets
- Improve operational efficiency and strengthen expertise in a way aligned with the target business portfolio

---

Progress in KPI under the MTBP

Changes in ROE*1



Net profits +¥16.2 billion

| | FY2021 result | Interest income | Non-interest income | Expenses | Credit costs /others | FY2022 result | Impact of the sale of MUB | FY2022 result (adjusted) |

7% 8.5% (vs target) 7.5%

*1 Managerial accounting basis. Local currency basis. ROE is calculated using RWAs and is based on net profits, excluding non-JPY medium- to long-term funding costs.

Components of ROE

	FY2022 results	Comparison with FY2021
Net operating profits	269.4 billion	+77.6 billion
Expense ratio	51%	−7 ppt
RWA	22.8 trillion	−0.0 trillion

Progress in Key Strategies under the MTBP

GCIB & Global Markets

We promote to capture comprehensive financial needs of clients by leveraging the integrated business operation among GCIB and Sales & Trading (S&T) in Global Markets. Although revenue of O&D/OtoD*1 business was stagnant due to reduced capital markets activity, profitability improved as we accumulated higher margin assets such as secured finance*2 for institutional investors/sponsors, which is one of our key strategies. The introduction of cross-selling in forex and derivatives, along with other major strategy implementations, has led to a significant revenue growth in GCIB and Global Markets.

In fiscal 2023, we have identified key strategies for the business areas ① to ⑤ in the right chart. To strengthen our product capabilities and Sales & Trading functions, we will invest in HR in both front and middle office sections to improve their expertise.



2 Secondary trading
Institutional Investors (AM*1, Sponsor)
Investment Management
Invest
Funds
• Equity/Bonds/Loans
• Infrastructure, renewable energy, etc.
IG*2 Corp.
Non-IG Corp.
5 Direct lending
3 Secured Finance, and Securitization
1 Loans/Bonds underwriting
4 FX/Flow product cross-sell
Institutional Investors

*1 O: Origination; D: Distribution
*2 Lending secured or structured by investment portfolios managed by asset managers

Strengthen Fundamental Business Platform

We continue to enhance portfolio management based on quad analysis. The quad median and average ROE of each quad has been steadily improving (both portfolio profitability and profit amount per client have improved) due to continuous reduction of low-profitability assets and expansion of high-profitability finances for institutional investors.

In fiscal 2023, we will raise the profitability hurdle rate for new transactions and develop the monitoring framework to further improve our portfolio profitability. We will continue to have disciplined portfolio management by paying attention to non-JPY liquidity, loan to deposit balances, and our clients' credit conditions.



High
Profitability
Low
Average ROE*1: FY2021⇒FY2022
B
13.7% (+2.3 ppt)
Median at end Mar 2022
A
12.3% (+1.7 ppt)
2.7% (+0.1 ppt)
Median at end Mar 2021
4.2% (+0.1 ppt)
D
C
RWA below GCIB ROE target
Reduce/Improve
Low
Profit amount
High

*1 Average ROE is based on managerial basis.

Investment in New Growth Opportunities

For details, please refer to page 60 for Mars Growth Capital, page 44 for MUFG Ganesha Fund and pages 70-71 for sustainability activities, respectively.

Global Markets Business Group Global Markets



▌Vision for the Business Group

- "Standing at the forefront of change" as basic policy, stably raising our earnings power while challenging ourselves to achieve transformation and contribute to sustainable growth for customers as well as MUFG under the banner of "Drive Growth and Transformation"

▌Main Business

- Handle customer-segment sales & trading (S&T) operations associated with interest rates (bonds), forex and equities
- Comprehensively manage MUFG's assets, liabilities and various risks via treasury operations

Hiroyuki Seki, Group Head, Global Markets Business Group

Overview of Strategies of the Business Group

Strengths

- The ability to deliver sophisticated solutions that meet diverse customer needs
- Strong presence as Japan's leading player in the financial market
- Robust risk control capabilities enabling us to contribute to the stability of the financial and capital market

Challenges

- S&T: Enhance client service and efficiency by using advanced global FX business platform
- Treasury:
  JPY ad non-JPY portfolio soundness
  Strengthen non-JPY liquidity management
  Long-term, diversified portfolio expansion

Progress in KPI under the MTBP

Changes in ROE[*1]



Net profits −¥44.0 billion

4% — FY2021 result
Treasury
Sales & trading
Expense
3% — FY2022 result
vs target

*1 Managerial accounting basis. Local currency basis. ROE is calculated using economic capital and is based on net profits.

Components of ROE

	FY2022 results	Comparison with FY2021
Net operating profits	143.4 billion	−61.9 billion
Expense ratio	63%	+10 ppt
Economic capital	4.1 trillion	+0.0 trillion

Progress in Key Strategies under the MTBP

Further Strengthening Sales & Trading Business

Utilizing advanced global FX business platform
MUFG Bank and Morgan Stanley have reached an agreement for an FX collaboration that leverages each of our unique and complementary strengths. Both parties will benefit from the enhanced scale of the collaboration, which will literally enhance client service and efficiency by using Morgan Stanley's leading global FX business platform through Morgan Stanley MUFG Securities.

GCIB & Global Markets
We will meet the needs of institutional investors and other customers by promoting secured finance, sales of loans/bonds underwritten, and capturing various types of ancillary transactions, while increasing the activity volume.

Top domestic market share in derivatives
We will meet the needs of our Japanese customers by promoting the provision of hedge methods, support for investing surplus funds, and ESG-related derivatives transactions.

Treasury Operation in Response to Changes in the Business Environment

Enhance market risk management —secure financial income—
We will try to operate our business to secure overall income mainly by accumulating capital gains through risk-taking that flexibly operates our positions (risk volume) and dynamically changes portfolio allocation. At the same time, we will use hedge tools and Held-To-Maturity bond accounts to continue controlling deterioration in unrealized P/L and ensuring portfolio soundness.


Treasury revenue (Billions of yen)
Total
Capital gain
Income gain
200
100
0
–100
2018
2019
2020
2021
2022
2023 (FY)
(plan)

Strengthen non-JPY liquidity management
We will carry out various types of operations and management with a focus on soundness in relation to loan-to-deposit gap management and each item on both sides of B/S in the situation where the quantitative tightening of US dollar is intensifying.


(US$ Billion) As of end Mar 2023*1
①<②+③
Set upper limit, strengthen control
Highly liquid assets (JGB, US Treasury, etc.)
①
Loans 318 (YoY+16)
Loan-to-deposit gap 56
Investment securities 134
Interbank mkt operations, etc. 124
Others
②
Deposits 262 (YoY+14)
③ Mid-to long-term market funding 127
Other market funding, etc. 204
Others
Securing stickiness with regional and industry diversification
Emphasizing diversification of method and term
• Corp bonds/I/C borrowings: 74
• Collateralized funding, etc.: 15
• Mid-long term currency swap: 38

*1 The Bank consolidated excl. MUAH, KS and BDI

Challenges for New Business Areas

Long-term, diversified portfolio expansion
We have been building our portfolio since FY2021 and will continue to mainly accumulate floating rate and highly rated products. At the same time, we will further facilitate practical-level collaboration between BK and TB to implement the MUFG Credit/Alternative Investment Strategy as the entire MUFG.

Initiatives for Carbon Credit (CC)
As part of our support for the forestry business, we began investing in global forest investment funds. We will make further investment and use the carbon credit received from the funds to promote various initiatives aimed at developing the CC market.



Leadership and Governance

CONTENTS

Dialogue between Outside Directors and Institutional Investors

Mariko Fujii
Outside Director
Chairperson of the Risk Committee, Member of the Compensation Committee, Member of the Nominating and Governance Committee
Former Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
Emeritus Professor of The University of Tokyo
Period in office: June 2019 to the present

Yasushi Shingai
Outside Director
Member of the Risk Committee, Member of the Audit Committee
Former Executive Vice President and Representative Director of Japan Tobacco Inc.
Period in office: June 2018 to June 2023

Koichi Tsuji
Outside Director
Chairperson of the Audit Committee
Certified Public Accountant
Period in office: June 2021 to the present

Here, we present a summary of a question and answer session held as part of a small meeting attended by institutional investors and MUFG's outside directors that took place in March 2023.



Q How would you evaluate the performance of Group CEO Kamezawa and other executives over the past year?

Fujii: Under Group CEO Kamezawa's leadership, they seem to be functioning very well as a team. This is shown in the steady results recorded for each strategy promoted under the Medium-Term Business Plan (MTBP). Looking ahead, however, I believe that the executives must continue to navigate the Group with an awareness of the need to stay ahead of changes in society. As an outside director, I will exercise robust supervision over their progress.

Shingai: I have been impressed with the steady progress being made toward the MTBP goals and with the investments for future growth in the digital domain and Asian region. I also appreciate the fact that the sale of MUFG Union Bank (MUB) was closed successfully. The challenges going forward will be the formulation of a U.S. strategy after the MUB sale and structural reforms in Europe. Also, I have always felt that the terms of office for the CEO and heads of business groups are too short in terms of advancing reforms.

Tsuji: Group CEO Kamezawa has proven capable of demonstrating stable leadership whatever the circumstances. Moreover, the executives are well-informed about the various issues from the past that the Group has been confronting. Regarding the sale of MUB, I commend the speed with which the sale was handled despite its difficulty, but the U.S. strategy shall be monitored closely going forward. As a global bank, it is also important that we set forth a solid strategy for Asia and Europe.



Q As an outside director, how are you contributing to the U.S. strategy after the sale of MUB?

Shingai: In line with the Group's policy of strengthening corporate transactions in the United States, I consider strengthening collaboration among the Bank, the Trust Bank and the Securities a matter of importance. At the same time, the expanded alliance with Morgan Stanley will be key to this policy. However, it is vital that we first conduct an overall assessment of MUFG's position and hold discussions from both an organic and inorganic perspectives.

Tsuji: We outside directors are updated by executives about the status of their discussions in a timely and appropriate manner from the early stages of strategy formulation. At the same time, we closely monitor their execution of duties to confirm whether their decisions appropriately reflect management policies approved by the Board. With regard to acquisition strategies, my focus is on confirming whether the process for selecting candidates for acquisition is appropriate and the pace of acquisitions sufficiently swift.



Q What kind of discussions are you having to achieve the medium to long term ROE target (9-10%)?

Shingai: As for the medium- to long-term ROE target, I intend to robustly address this subject in the course of formulating the next MTBP. For MUFG to improve its corporate value, it is essential to achieve an ROE in excess of capital costs. This requires improvement not only in ROE but the reduction of capital costs, for example, decreasing equity holdings. In this regard, I feel that MUFG has been working harder than any other bank in Japan. Nevertheless, to continuously reduce capital costs, the Group needs to remain persistent.



Q **Discussions on PBR are progressing at the Tokyo Stock Exchange, but what are your thoughts on MUFG's disclosure of information?**

Shingai: Achieving an ROE exceeding capital costs is essential to improving PBR. Also, in Asia, MUFG is currently engaged in investment projects aimed at laying the groundwork for the next MTBP. In this light, I think that providing investors with our "equity story," which supports a shared vision regarding the Group's future growth, is important. In addition, with regard to climate change action, we need to examine the degree of expected return from such action by taking the status of both financed emissions and risk-weighted assets (RWAs) into account. I deem it essential to disclose information aimed at facilitating investors' understanding of MUFG's present status and initiatives, as well as its future potential to achieve an ROE in excess of capital costs and otherwise grow sustainably.



Q **MUFG's corporate culture seems to have undergone major changes over the past several years. What are your views on these changes?**

Shingai: Transformative efforts led by successive CEOs have begun to yield positive results. This is one factor contributing to the changes taking place in recent years. Moreover, under the current MTBP, Group CEO Kamezawa has taken a head-on approach in leading the transformation of the Group's corporate culture. Thanks to this, steady and ongoing initiatives are now under way, including MUFG Way Employee Sessions, Spark X and MUFG headquarters building project, through which employees are encouraged to develop a sense of ownership about the Purpose and given opportunities to autonomously take action to embody it. Motivating employees through these endeavors is important.



Q **What is your thoughts on the speed of decision making at MUFG?**

Tsuji: There remain a number of internal issues that the Group still needs to address and I consider its process for reaching consensus to be quite time-consuming, especially when multiple departments are involved. Of course, MUFG does act swiftly when called for, for example, when a given issue requires an immediate priority response. However, the identification of such priorities still takes time at MUFG. On the other hand, the speed of decision making by executives is faster than previously. The entire organization is capable of act swiftly when backed by executive decisions.

Shingai: Under the leadership of Group CEO Kamezawa, MUFG is implementing ongoing corporate culture reforms while periodically monitoring their effects. I personally feel that, at the individual level, employees are being empowered to operate at a better sense of speed and are feeling more motivated to take on challenges. I believe that, accordingly, the Group now needs to pursue "Simple & Speedy" operations as an organization. As the review of complex procedures and rules has now begun, I will constantly monitor its outcomes and progress going forward.



Q **What are MUFG's governance issues and areas that need improvement?**

Tsuji: MUFG runs a complex organization—its corporate governance cannot be summarized in a few simple words. However, in this regard we need to make improvements in connection with inefficient communications. Although I consider the Board of Directors' supervision over management to be sufficiently effective, I feel that more time needs to be allocated to discussions. Presently, the complexity of the Group's corporate governance system might be what is making it difficult to engage in intensive deliberations on particular topics. Accordingly, I believe that we have room for more simplification and improved communication.

Fujii: The majority of the Board of Directors' membership is accounted for by outside directors with diverse backgrounds and skills, while the internal directors include the Chairman, President & CEO as well as those who concurrently serve as heads of the Bank, the Trust Bank and the Securities. Overall, the composition of the Board seems to be appropriate. Furthermore, the Board of Directors regularly evaluates the effectiveness of each committee's operations as well as its own via the use of external agencies. These and other initiatives to increase the sophistication of corporate governance have steadily taken root. Also, outside directors are provided with presentations on agenda items prior to each meeting and are otherwise updated via their attendance at Board Educational Sessions, to ensure that they are on the same page with executives about the status of issues being addressed by the Board. Moreover, each committee strives to operate flexibly in order to enhance the quality of its discussions in an efficient manner. Looking ahead, we will continue endeavoring to improve the operational effectiveness of the Board and each committee.



Q **Given the rapidly changing external environment, is MUFG's system for relaying information to the Board of Directors sufficiently robust and are individual committee members positioned to offer timely advice?**

Fujii: The Board of Directors rarely deliberates on specific actions addressing individual cases. However, extraordinary committee meetings are convened at times of emergency, with the Board of Directors being kept up to date in a timely manner. This helps ensure the swift sharing of information among these bodies. We have also identified incidents requiring particular caution and defined them as top risks, thereby placing them under risk monitoring through the preventive assessment of internal and external environments. The structure described above enables outside directors to receive timely updates, which, in turn, support their ability to furnish advice as necessary.

Shingai: The Risk Committee discusses risk-related matters while reviewing risk scenarios and stress scenarios as necessary. As MUFG has adopted a "company with committees" governance system, authority over a considerable portion of management issues is delegated to executives. However, most of the outside directors, including myself, have recommended that bad news should always be reported to CEO as soon as possible. This is

essential to the sound management of organization because, usually, what CEO sees and what frontline employees see could be totally different in the very same circumstances.

 **Q** **Many of MUFG's top management leaders seem to stay in office for only a short stretch of time. What is the ideal form of succession?**

Fujii: Given the outcome, you may get the impression that the top management changes after a certain period of time, but the replacement has never been simple; it has always been the result of multifaceted discussions at the Nominating and Governance Committee. This committee engages in deliberations on the composition of the management team, competencies of its members and other matters on various fronts while giving due consideration to the business environment and management strategies.

 **Q** **Although the reduction of equity holdings has been progressing, what are your thoughts on the desirable level of future reductions?**

Shingai: When I was serving as CFO at Japan Tobacco, I took the lead in reducing its equity holdings. There were two reasons for this endeavor. First, the divestment of shareholdings lacking commensurate economic value was imperative. Second, cross-shareholdings were no longer seen as a viable option for corporate defense. Rather, winning the support of shareholders and investors via the enhancement of corporate value has become a matter of foremost importance. Since then, my basic stance in favor of reducing equity holdings as much as possible has stood unchanged. That being said, when the return from a certain shareholding is considered to exceed its costs, we can conclude that such shareholding can be justified due to its economic rationale. Accordingly, we need to verify rationales for each equity holding.

Fujii: MUFG's basic policy is to continuously reduce the balance of equity holdings with an eye to controlling risks associated with such shareholdings, improving capital efficiency and maintaining conformity with global financial regulations. In addition, investor awareness regarding this matter has grown stronger due mainly to the revision of Japan's Corporate Governance Code. Therefore, I expect the Group to accelerate its efforts to reduce its equity holdings.

 **Q** **What are your thoughts on a framework in place at MUFG to verify rationales for equity holdings as well as its policy for relevant information disclosure?**

Shingai: MUFG's policy for equity holdings and its process for verifying the economic rationales behind such holdings have been disclosed in the MUFG Annual Report. In addition, verification results are closely monitored by the Board of Directors.

Fujii: Outside directors are keenly aware of the importance of the framework for assessing the rationales behind equity holdings and the disclosure of relevant information. The divestment of equity holdings requires careful dialogues with their issuers. In this light, MUFG seem to have been sincerely engaging in such dialogues. In any case, I believe that the Group needs to continue with the timely disclosure of progress status of equity holdings divestment.

 **Q** **Looking at the content of medium- to long-term performance-based remuneration, which constitutes a portion of compensation for directors and officers, how does it stack up in comparison with global competitors, rather than with domestic banks?**

Fujii: It is important to make comparisons with global financial institutions, but there is also difficulty to do so because the financial industry is affected by the economic conditions and regulations of each country. Also, I consider winning competition in the domestic market to be a matter of equal importance.

Global Advisory Board

MUFG has established the Global Advisory Board to function as an advisory body to the Executive Committee, and the Board holds regular meetings. The Global Advisory Board is made up of members from the Americas, Europe, Asia and Japan who are external experts in areas such as corporate management, financial regulation, and government policy. They provide advice and recommendations on groupwide management, global governance, business strategy and other management issues from an independent standpoint.

As of March 31, 2023

The Americas



Professor Merit E. Janow

Dean Emerita, School of International and Public Affairs, Columbia University
Former Member of Appellate Body, World Trade Organization



Mr. William Coen

Chairman, IFRS Foundation's Advisory Council
Former Secretary General of the Basel Committee on Banking Supervision



Ms. Virginia M. Rometty

Former Chairman, President and Chief Executive Officer, IBM

Europe



Ms. Anne Le Lorier

Former First Deputy Governor at Banque de France (Central Bank of France)



Mr. John M Flint

Chief Executive, UK Infrastructure Bank
Former Group Chief Executive, HSBC

Asia



Dr. Victor K. Fung

Group Chairman, Fung Group, Hong Kong
Former Honorary Chairman, the International Chamber of Commerce



Mr. George Yeo

Former Singaporean Minister for Foreign Affairs

Japan



Professor Emi Osono

Dean, Professor, Hitotsubashi Business School, School of International Corporate Strategy



Mr. Masamichi Kono

Former Deputy Secretary General of OECD
Former Vice Minister for International Affairs, Financial Services Agency, Japan

Fiscal 2022 Activities

In January 2023, MUFG held its annual Global Advisory Board meeting in Japan for fiscal 2022. Taking the form of a hybrid meeting in combination of in-person and online, this event was attended by Global Advisory Board members as well as MUFG directors and executives.

The attendees focused on addressing geopolitics, geo-economics and DX- and GX-related topics, topics that are currently the subject of vigorous discussion around the world, and exchanged diverse opinions regarding roles to be fulfilled and actions to be taken by MUFG amid the evolving environment. In addition to discussing geopolitical risks and the coming of a multi-polarized world, they deliberated cyber risks, data management and upcoming digital technologies that will likely attract public attention as part of a larger discussion on geo-economics and DX. They also addressed a number of GX-related topics, providing a general assessment of COP27 outcomes, discussing trends among major countries and financial institutions, and evaluating MUFG's transition financing initiatives.

In addition, MUFG held small meetings with some of the Global Advisory Board members on multiple occasions outside the annual meeting so that MUFG executives could obtain timely advice in connection with particular business fields and regions. These small meetings were convened to promote in-depth discussions on priority themes to be tackled by MUFG in the course of promoting its management strategies, such as geopolitics, global financial regulations, corporate culture reforms and strategies for Asia, with the attending Global Advisory Board members bringing insights that were particularly relevant to these subjects.

In the face of a radically evolving business environment, MUFG will continue to operate the Global Advisory Board in a flexible and effective manner to ensure its ability to swiftly adapt to change.

Corporate Governance

Basic Policy

In line with the MUFG Way, we strive to be "the world's most trusted financial group" in the medium- to long-term and, to this end, have positioned properly developing and operating our corporate governance structure as one of the management issues deserving utmost priority. Since its establishment, MUFG has built a stable and effective corporate governance structure with an emphasis on ensuring external oversight. For example, the holding company adopted the "company with three committees" structure to secure functional separation between management supervision and business execution, thereby strengthening the oversight function of its Board of Directors. Through these and other measures, we continually endeavor to develop a more effective and efficient governance system that will enable us to gain the understanding of stakeholders around the world regarding how we ensure robust corporate governance.

Management Structure

General Meeting of Shareholders

Mitsubishi UFJ Financial Group

Oversight

Board of Directors
- Non-Executive Directors (10)
- Executive Directors (5)

■ Internal Directors ■ Outside Directors
■ Internal, Non-Executive Directors ★ Chairperson

Statutory Committees
- Nominating and Governance Committee
- Compensation Committee
- Audit Committee

Risk Committee   U.S. Risk Committee*1

*1 Established based on the U.S. Prudential Regulations

Execution

Global Advisory Board   Executive Committee   Committees, etc.

President & Group CEO

Officers in Charge Business Groups   Officers in Charge Corporate Staff Units   Officers in Charge Corporate Risk Management Units   Officers in Charge Internal Audit Division

Audit   Reporting Instruction

MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.

General Meeting of Shareholders

Board of Directors   Audit & Supervisory Committee   Cooperation

■ Bodies whose membership includes outside directors and outside committee members

Board of Directors

MUFG's Board of Directors consists of 15 directors collectively equipped with a diverse range of knowledge and specialist expertise. The Board's composition is well-balanced and particularly focused on securing diversity in terms of nationality, gender and other attributes*1 among its outside directors, who make up the majority of its overall membership.

*1 Agreeing with the "Challenge Initiatives for 30% of Executives to be Women by 2030" led by the Nippon Keidanren to help domestic major enterprises to raise the ratio of female directors to 30% by 2030, MUFG is proactively promoting inclusion & diversity initiatives.

Independence and Diversity of Directors



10/15
66.6%
Non-executive directors

Female directors 4/15
Foreign nationals 2/15

8/15
53.3%
Independent outside directors

Securing independence and diversity

MUFG's directors have been selected with a view to ensuring a well-balanced composition and include individuals boasting in-depth knowledge of its business operations as well as specialists in finance, financial accounting, risk management, legal compliance and other diverse areas of strength. In addition, MUFG has secured human resources with experience in "global" fields, "IT/digital" and "sustainability," all of which are deemed to be matters of growing importance for its business operations.

List of Directors

	Name	Gender	Current position at MUFG and committee-related duties[1]				Knowledge, expertise and experience						
			Nominating and Governance Committee	Compensation Committee	Audit Committee	Risk Committee	Corporate management	Finance	Finance & accounting	Legal affairs	Global	IT/digital	Sustainability
Outside directors	Mariko Fujii	Female	○	○		◎		●			●		
	Keiko Honda	Female			○			●			●		●
	Kaoru Kato	Male	○	○	○		●					●	●
	Satoko Kuwabara	Female	○	◎						●	●		●
	Hirofumi Nomoto	Male	◎	○			●					●	●
	David Sneider	Male				○				●	●		
	Koichi Tsuji	Male			◎				●		●		
	Tarisa Watanagase	Female				○	●				●		
Internal directors	Kenichi Miyanaga	Male			○		Internal directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG Group				●		
	Ryoichi Shinke	Male			○						●		
	Kanetsugu Mike	Male									●	●	●
	Hironori Kamezawa	Male	○	○							●	●	●
	Iwao Nagashima	Male									●		●
	Junichi Hanzawa	Male											●
	Makoto Kobayashi	Male									●		●

[1] ◎: Chairperson of the Committee; ○: Committee member

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1	Supervise executives' duties from an independent and objective standpoint	2	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3	Provide advice and other assistance to top management executives based on their experience and expertise	4	Contribute to sustainable corporate development and medium- to long-term growth in MUFG's corporate value
5	Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them	6	Sufficiently discuss matters reported or proposed by top management executives, requesting supplementary explanation where necessary and contributing their opinions

Board of Directors

● Type and Number of MUFG Shares Owned as of March 31, 2023 (Dilutive Shares: The number of corresponding vested points in the stock compensation system using a trust structure.)
■ Attendance at Board of Directors Meetings (FY2022)



Mariko Fujii
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Four years
● Ordinary Shares: 0 ■ 10/10

Former Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
Emeritus Professor of The University of Tokyo

1977 Joined Ministry of Finance of Japan
1997 Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
1999 Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
2001 Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
2004 Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
2014 Outside Director of Electric Power Development Co., Ltd.
2015 Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
2016 Emeritus Professor of The University of Tokyo (current)
2019 Retired from Ambassador of Japan to the Republic of Latvia
Outside Director of NTT DATA CORPORATION (currently NTT DATA GROUP CORPORATION) (current)
Member of the Board of Directors (Outside Director), MUFG (current)



Keiko Honda
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Three years
● Ordinary Shares: 0 ■ 10/10

Former Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group

1984 Joined Bain & Company Japan, Inc.
1986 Joined Shearson Lehman Brothers Securities Co., Ltd.
1989 Joined McKinsey & Company, Inc. Japan
1999 Partner of McKinsey & Company
2007 Director (Senior Partner) of McKinsey & Company
2013 Executive Vice President of Multilateral Investment Guarantee Agency, World Bank Group
2014 Executive Vice President & CEO of Multilateral Investment Guarantee Agency, World Bank Group
2019 Retired from Multilateral Investment Guarantee Agency, World Bank Group
2020 Adjunct Professor and Adjunct Senior Research Scholar of School of International and Public Affairs, Columbia University (current)
Outside Director of AGC Inc. (current)
Member of the Board of Directors (Outside Director), MUFG (current)
2022 Outside Director of the Board of Recruit Holdings Co., Ltd. (current)



Kaoru Kato
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Four years
● Ordinary Shares: 0 ■ 9/10

Former President & CEO, NTT DOCOMO, INC.

1977 Joined Nippon Telegraph and Telephone Public Corporation (NTT)
1999 General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
2000 General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
2002 General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
2005 Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
2007 Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
2008 Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
2012 President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
2016 Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
2018 Corporate Advisor of NTT DOCOMO, INC.
2019 Member of the Board of Directors (Outside Director), MUFG (current)
2021 Non-executive Director of Kirin Holdings Company, Limited
2022 Senior Advisor of NTT DOCOMO, INC.



Satoko Kuwabara
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Two years
● Ordinary Shares: 0 ■ 10/10

Partner, Gaien Partners

1990 Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
1998 Partner of Mori Hamada & Matsumoto
2016 Outside Director of BANDAI NAMCO Holdings Inc. (current)
2020 Outside Auditor of Unicafe Inc. (current)
Partner of Gaien Partners (current)
Outside Audit & Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
2021 Member of the Board of Directors (Outside Director), MUFG (current)
2023 Outside Director of Nippon Yusen Kabushiki Kaisha (current)



Hirofumi Nomoto
Member of the Board of Directors (Lead Independent Outside Director)

Tenure as an Outside Director: Four years
● Ordinary Shares: 25,000 ■ 10/10

Chairman & Representative Director, TOKYU CORPORATION

1971 Joined TOKYU CORPORATION
2003 Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
2004 President & Representative Director of its communications Inc.
2007 Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
2008 Managing Director of TOKYU CORPORATION
Senior Managing Director of TOKYU CORPORATION
2010 Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
Senior Managing Director & Representative Director of TOKYU CORPORATION
2011 President & Representative Director of TOKYU CORPORATION
2018 Chairman & Representative Director of TOKYU CORPORATION (current)
2019 Member of the Board of Directors (Outside Director), MUFG (current)
President & CEO of THREE HUNDRED CLUB Co., Ltd. (current)



David Sneider
Member of the Board of Directors (Outside Director)

● Ordinary Shares: 0 ■ –/–

Attorney at law

1984 Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
1985 Registered as an attorney at law, admitted in State of New York in the United States
1987 Director and Counsel of Legal Department of Salomon Brothers Inc.
1992 Associate of Simpson Thacher & Bartlett LLP
1994 Partner of Simpson Thacher & Bartlett LLP
2022 Outside Director of PHC Holdings Corporation (current)
2023 Member of the Board of Directors (Outside Director), MUFG (current)

*1 Attendance rate for Board of Directors meetings held since assuming office in June 2022.

As of July 1, 2023



Koichi Tsuji
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Two years
● Ordinary Shares: 0   ■ 10/10
Certified Public Accountant

1984	Joined Peat Marwick Mitchell & Company
1988	Registered as Certified Public Accountant in Japan
1989	Resident Representative, Zurich, Switzerland
2004	Senior Partner of Ernst & Young ShinNihon LLC
2016	Chairman & CEO of Ernst & Young ShinNihon LLC
2019	Chairman & CEO of EY Japan Godo Kaisha Member of the Board of Directors of EY Japan Co., Ltd.
2021	Member of the Board of Directors (Outside Director), MUFG (current)
2023	Outside Statutory Auditor of Teijin Limited (current) Outside Director of MARUICHI STEEL TUBE LTD. (current)



Tarisa Watanagase
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Six years
● Ordinary Shares: 0   ■ 10/10
Former Governor, the Bank of Thailand

1975	Joined the Bank of Thailand
1988	Economist, International Monetary Fund (On the Secondment)
2002	Deputy Governor of the Bank of Thailand
2006	Governor of the Bank of Thailand
2010	Retired from the Bank of Thailand
2013	Outside Director of the Siam Cement Public Company Limited
2017	Member of the Board of Directors (Outside Director), MUFG (current)



Kenichi Miyanaga
Member of the Board of Directors
Audit Committee Member

Tenure as a Director: Two years
● Ordinary Shares: 183,678
　Dilutive Shares: 31,580
■ 10/10



Ryoichi Shinke
Member of the Board of Directors
Audit Committee Member

● Ordinary Shares: 1,100
　Dilutive Shares: 0
■ –/–



Kanetsugu Mike
Member of the Board of Directors
Chairman (Corporate Executive)

Tenure as a Director: Six years
Chairman of the Board
● Ordinary Shares: 292,062
　Dilutive Shares: 107,775
■ 10/10
Outside Director of MITSUBISHI MOTORS CORPORATION



Hironori Kamezawa
Member of the Board of Directors
President & Group CEO (Representative Corporate Executive)

Tenure as a Director: Four years
● Ordinary Shares: 69,639
　Dilutive Shares: 383,579
■ 10/10
Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley



Iwao Nagashima
Member of the Board of Directors

Tenure as a Director: Three years
● Ordinary Shares: 129,081
　Dilutive Shares: 314,115
■ 10/10
President and CEO of Mitsubishi UFJ Trust & Banking Corporation



Junichi Hanzawa
Member of the Board of Directors

Tenure as a Director: Two years
● Ordinary Shares: 58,900
　Dilutive Shares: 191,278
■ 10/10
President & CEO of MUFG Bank, Ltd.



Makoto Kobayashi
Member of the Board of Directors

Tenure as a Director: One year
● Ordinary Shares: 153,058
　Dilutive Shares: 30,687
■ 9/9[*1]
President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd.
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Corporate Governance

Fiscal 2022 Initiatives Undertaken by the Board of Directors

MUFG's Board of Directors is charged with decision making regarding fundamental management policies while exercising supervision over management. In general, authority over matters other than legally mandatory items that should be decided by the Board of Directors is delegated to corporate executives to ensure highly flexible management.

As it did in fiscal 2021, in fiscal 2022 the Board of Directors identified themes requiring particular priority and follow-up monitoring from among issues specified a year prior via mapping that encompassed all agenda items to be handled by the holding company's Board of Directors. The Board also prepared an annual schedule for discussing the above themes. Moreover, matters deemed to require constant monitoring were dealt with through an open issue management (OIM)[1] approach. In these ways, the Board operated a PDCA cycle on an ongoing basis. Important themes tabled for ongoing discussion at Board of Directors meetings, including progress in the sale of MUFG Union Bank (MUB) and strategies for U.S. operations in the aftermath of such sale, have also been addressed not only within the setting of formal Board meetings but also through ad-hoc Board meetings. Through its engagement in robust and timely deliberations on these matters, the Board has supported discussions and decision making by executives.

MUFG believes that insights offered by outside directors who are well-versed in its management strategies are essential to enhancing the content of discussions at the Board of Directors meetings. MUFG is therefore striving to ensure that outside directors are given sufficient information about agenda items by providing them with materials and giving presentations before meetings. Moreover, MUFG holds periodic Board Educational Sessions for outside directors to provide them with reports from each business group head regarding the status of business execution and other timely updates on individual initiatives related to MUFG's pursuit of carbon neutrality, including the issuance of *Transition Whitepaper*, and progress status of MUFG's response to priority issues.

Furthermore, outside of formal Board of Directors meetings, the outside directors engage in direct dialogue with young employees, who act as leaders of the MUFG headquarters building project, and also engage in robust communications with CEOs and corporate executives, who are in charge of mainstay operations. In these and other ways, ongoing initiatives are implemented to enable outside directors to gain in-depth understanding of MUFG's operations.

*1 An approach for ensuring the ongoing monitoring and management of issues specified by the Board of Directors

Fiscal 2022 Status of the Board of Directors Meetings

	Board of Directors
Number of meetings	10
Attendance ratio (all directors)	99.4%
Attendance ratio (outside directors)	98.9%

Agenda Items Discussed by the Board of Directors

Key Strategies under the Medium-Term Business Plan (MTBP)
- Promotion of sustainability management
- Progress in corporate culture reforms
- Sale of MUB
- Wealth management business
- Regional banking businesses in Asia
- Cost structure reforms

Response to External Events
- Russia-Ukraine situation
- Impact of the collapse of some U.S. and European financial institutions

Financial Results Related
- Fiscal 2022 annual business plan
- Performance targets and capital management

Governance Related
- Reports from CRO, CCO and other C-Suite
- Recognition of current risk status and initiatives undertaken in each risk field
- Status of compliance-related initiatives, including the Code of Conduct
- Measures to reduce strategic equity holdings
- Evaluation of the Board of Directors' effectiveness

Subjects Addressed at Board Educational Sessions

- Status of the formulation of fiscal 2022 annual business plan (the planning of overall and business group initiatives)
- Reports from each business group head
- Digital transformation
- Human resources strategies in sync with business strategies
- Initiatives related to MUFG's pursuit of carbon neutrality (e.g. *MUFG Transition Whitepaper*)

Length of Board of Directors Meetings



	2017	2018	2019	2020	2021	2022 (FY)
Number of meetings	11	9	10	10	10	10
Length of meetings	25:16	28:32	38:14	25:41	31:23	22:57 (Hours)

Evaluation Framework of the Working Practices of the Board of Directors' Operations

Since 2013, MUFG has employed external consultants to evaluate the working practices of its Board of Directors. Each director is asked to fill in a questionnaire and is interviewed on such subjects as the composition of key committees, the quality of the preparatory materials assembled prior to each meeting, the content of discussions, the operations of the Board, the Board's contributions, and the performance of executive members. The results of these questionnaires and interviews are reported to and discussed at the Nominating and Governance Committee and the Board of Directors.

In the course of the fiscal 2022 evaluation, interviews were undertaken in February and March 2023 and completed questionnaires collected. The evaluation determined that the Board of Directors has been able to handle agenda items in a more effective and efficient manner and thus achieved improvement in the quality of its discussions by updating its mode of operations and supporting the activities of each director in response to findings revealed via the previous fiscal year's evaluation. The ongoing effectiveness of the Board of Directors' operations was thus confirmed. It was also concluded

that MUFG's corporate governance was positively affected by the Board of Directors discussions, which resulted in steady outcomes in various aspects of business operations, including the divestment of MUB and improvement in ROE.

Specific initiatives undertaken by the Board of Directors in fiscal 2022 included the effective utilization of prior briefings for outside directors and the updating of methods for handling agenda items at Board of Directors meetings. These measures have helped the Board of Directors enhance the quality of its discussions. At the same time, the Board hosted study sessions by inviting external specialists to serve as lecturers while securing opportunities for directors to reflect on their own activities through the periodic self-evaluation. In these ways, we provided each director with ongoing support of their activities.

In summary, initiatives undertaken thus far are considered to yield steady outcomes in terms of improving the Board of Directors' effectiveness. In fiscal 2023, the Board of Directors will continue to strive for the ongoing improvement of its mode of operations and structure, building on functions of its existing framework.

Initiatives to Enhance the Effectiveness of the Board of Directors' Operations

Fiscal 2021 evaluation	Fiscal 2022 initiatives	Fiscal 2022 evaluation
Evaluation Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured		
Issues to be addressed Continuous improvement of the Board of Directors' operations	● Effective utilization of pre-briefing sessions ● Developing ways to improve proceedings at Board of Directors meetings	**Evaluation** ● Established effective and efficient methods for meeting proceedings ● The quality of the Board of Directors' discussions has improved, with the Board's monitoring functions having proven effective in deliberations of such important agenda items as the sale of MUB
Further support for directors' activities	● Study sessions in which external specialists are invited to serve as lecturers (Role of the Board of Directors based on a monitoring model) ● Periodic self-evaluation of directors' activities	● Each director engaged collectively in the Board of Directors' activities and committee-related duties while staying keenly conscious of achieving individual contributions ● Opportunities for each director to reflect on their own activities were created through the periodic self-evaluation
		Issues to be addressed ● Ongoing improvement of the Board of Directors' mode of operations and structure

Corporate Governance

Outline of Committees and Their Fiscal 2022 Initiatives

Nominating and Governance Committee
(number of meetings held: 11; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)

Overview	Main Agenda Items Discussed in Fiscal 2022
With an outside director as Chairperson, the Committee determines proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of director candidates and/or dismissal of director(s) while discussing matters related to candidates for major management positions in the holding company or major subsidiaries. It also deliberates corporate governance policies and frameworks in place at these entities and makes recommendations thereon to the Board of Directors.	• Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of director candidates • Candidates for major management positions in the holding company • Corporate governance policies and structures • Annual evaluation of the Board of Directors as well as committees and other bodies operating under it

Compensation Committee (number of meetings held: 7; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)

Overview	Main Agenda Items Discussed in Fiscal 2022
With an outside director as Chairperson, the Committee discusses and decides on compensation systems for directors and corporate executives at the holding company and its major subsidiaries as well as on matters associated with the content of individual compensation and makes recommendations to the Board of Directors.	• Compensation systems for Executives, etc. at the holding company and its major subsidiaries • Periodic verification and review of Policy on Decisions on the Contents of Compensation for Individual Executives, etc. • Market status of executive compensation • Evaluation of fiscal 2021 performance of Group CEO, etc. for the determination of bonuses along with the setting of fiscal 2022 targets for these positions • Individual compensation for directors and corporate executives

Audit Committee (number of meetings held: 16; attendance ratio for all members: 97%; attendance ratio for outside directors: 95%)

Overview	Main Agenda Items Discussed in Fiscal 2022
With an outside director as Chairperson, the Committee examines the execution of business by directors and corporate executives and prepares auditing reports. As part of its supervision over business execution, it also monitors and oversees the content of financial reporting as well as the status of risk management, internal control, regulatory compliance, internal audits and external audits, thereby supplementing supervisory functions of the Board of Directors.	• Allowance for credit losses, assets impairment risks and the process of preparing financial results • Risk management system, crisis events and compliance risk events • Sale of MUFG Union Bank and investment in shares of U.S. Bancorp • Group global internal audit systems • Reports from the independent auditors (key audit matters)

Risk Committee (number of meetings held: 4; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)

Overview	Main Agenda Items Discussed in Fiscal 2022
With an outside director as Chairperson, the Committee mainly examines important matters associated with groupwide risk management in general, risks that may exert a significant impact on the Group's business management and risks that have recently emerged or are currently growing and submits its recommendations to the Board of Directors.	• Verification of risk appetite in the course of business planning • Response to geopolitical risks • Response to expansion in unrealized losses on available-for-sale securities due to interest rate hikes • Initiatives to ensure proper capital management • Risk status and the risk management structure for each entity

Succession Plans and Selection Process for Group CEO and Other Corporate Leader Candidates

At MUFG, the Nominating and Governance Committee is engaged in ongoing discussion regarding ways of nurturing candidates for major management positions at the holding company and its major subsidiaries. To this end, the Committee has defined desirable traits for management members (e.g. desirable competencies, skills, backgrounds and other attributes according to position). Based on criteria formulated in line with these traits, candidates are identified and grouped by generation. In nominating candidates for Group CEO and other leading positions, the Committee examines candidates identified in the course of succession planning in terms of their personalities, executional skills, career records and performance while referring to the results of a 360-degree assessment conducted by an external agency. Based on the findings of these examinations, the Committee deliberates on the aptitude of each candidate. Lastly, the Committee interviews each individual and prepares proposals on the nomination of candidates that are, in turn, submitted to and finalized by the Board of Directors.

Strategic Equity Holdings Policy

Basic Policy and the Verification of the Significance of and Economic Rationales for Strategic Equity Holdings

The holding company, the Bank and the Trust Bank maintain a basic policy of reducing the balance of equities held for the purpose of policy-oriented investment. This basic policy is primarily intended to curb risks attributable to equity holdings, enhance capital efficiency and secure our responsiveness to global financial regulations and is carried out following sufficient dialogue with our corporate clients to secure their understanding.

In line with this basic policy, such equity holdings are periodically verified via the assessment of growth potential, profitability and the necessity of maintaining holdings to strengthen transactional relationships. By doing so, we determine the significance of and economic rationales for such equity holdings. If the results of these assessments suggest a lack of rationale for specific equity holdings, we push ahead with the divestment of such holdings while gaining the sufficient understanding of corporate clients.

Moreover, even equity holdings deemed appropriate for ongoing possession could be divested in light of the market environment, MUFG's management and financial strategies, and other factors in keeping with its basic policy of reducing the balance of such holdings. In addition, the verification of the economic rationales for equity holdings uses MUFG's target for the overall business RORA*1 determined based on MUFG's capital costs as a threshold.

As of March 31, 2022, the overall business RORA associated with all equity holdings subject to this verification was approximately 1.2 times the threshold. Individually, 81% of our corporate clients achieved RORAs higher than the threshold, and such equities held by MUFG account for 87% on a book value basis and 77% on a market value basis of overall equity holdings. Although we aim to improve profitability from business with the corporate clients whose RORA falls short of the threshold, we consider the divestment of the equity when improvement is not confirmed within a certain time period.

In fiscal 2022, we divested equity holdings worth approximately ¥154.0 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis), bringing the cumulative total amount of equity holdings divested since fiscal 2021 to approximately ¥323.0 billion. We will continue to aim for a target of divesting equity holdings worth ¥500.0 billion over the three-year period from fiscal 2021 to fiscal 2023.

Verification of the Significance of and Economic Rationales for Equity Holdings


Verification of the significance
Significant
Not significant
Verification of economic rationale
Fulfilled
Unfulfilled
Consideration of the profitability fulfillment within a certain period of time, etc.
Expected
Not expected
Continue holding*2
Negotiate for sale

*1 The overall business RORA (Return On Risk-Weighted Assets) is calculated by dividing revenues from banking transactions plus trust banking transactions with and dividends, etc., from a specific corporate client group, less expected losses and other expenses, by RWAs. In this calculation, RWAs are determined based on in-house rating methods (the sum of credit assets and fair-value based equities) in light of the capital adequacy ratio regulations applied to MUFG. In addition, risk asset of equity is calculated based on market values.

*2 Even equity holdings deemed appropriate for ongoing possession could be divested in light of the market environment, MUFG's management and financial strategies and other factors and in keeping with its basic policy of reducing the balance of such holdings.

Standards for the Exercise of Voting Rights

With regard to the exercise of voting rights accompanying equity held for the purpose of policy-oriented investment, we base our voting judgment on the comprehensive consideration of the following two points.

1. Whether our vote will contribute to the medium- to long-term improvement of the corporate value of our corporate clients and help them achieve sustainable growth including enhancement of ESG issues
2. The possibility of growth in the economic interest of the holding company, the Bank and the Trust Bank over the medium- to long-term

Also, we occasionally engage in dialogue with representatives of corporate clients prior to casting our vote on important agenda items.*1 The status of the exercise of voting rights associated with important equity holdings is reported to the holding company's Board of Directors.

*1 Agenda items regarding such matters as appropriation of surplus, election of directors and corporate auditors, election of outside directors and outside corporate auditors, the provision of retirement benefits to corporate auditors, etc., corporate reorganization, and anti-takeover measures

Corporate Governance

Compensation System

MUFG's compensation system for Executives, etc. is not only aimed at ensuring the achievement of short-term performance targets but also intended to better incentivize these individuals to contribute to a medium- to long-term improvement in corporate value and encourage them to take on the challenge of driving innovation.

The compensation system is also developed with reference to external economic and social trends, the status of MUFG's operating results, its financial soundness and regulations enforced at home and abroad on compensation paid to executives while ensuring that our process for determining compensation is highly objective and transparent.

Composition of Compensation

In principle, compensation consists of (1) annual base salary (fixed), (2) performance-based stock compensation (linked to stock price and medium- to long-term performance) and (3) cash bonuses (linked to short-term performance). Proportions accounted for by each compensation item vary by the position held by each individual. The ratio of performance-based portions ((2) and (3)) to compensation paid to the Group CEO is highest at approximately 67%. The ratio of such portions is set at approximately 60% for the Chairman and Deputy Chairman and approximately 50% for the Deputy President. The ratio of such portions then decreases in the following order: Senior Managing Corporate Executives, Managing Corporate Executives and Executives without such titles.

In addition, stock compensation and cash bonuses are not paid to outside directors and directors who serve as Audit Committee members in light of their duties of exercising supervisory and monitoring functions over management. These individuals are therefore granted only fixed annual base salaries.

To determine the amount of compensation, MUFG has set targets for financial indicators, including consolidated ROE, to ensure close linkage with management strategies. Furthermore, in fiscal 2021 we began to assess the degree of improvement in external ratings granted by five major ESG rating agencies as part of performance-linked indicators to be used to determine the content of stock compensation.

In fiscal 2022, we also added targets for diversity, equity and inclusion (DEI) to qualitative assessment indicators for determining the amount of bonuses vis-à-vis the execution status of the recipients' duties, in order to facilitate management efforts to promote and secure the robust employee understanding of DEI.

Type of compensation	Linkage with performance	Performance-based compensation range	Standards for payment		Weight	Time of payment	Payment method	Proportion of Group CEO's compensation
Annual base salary	Fixed	—	• Paid based on positions, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.			Monthly	Cash	1
Stock compensation	Non-performance-based	—	Base amount by position			At the time of retirement of executives	50% in shares 50% in cash Note: Subject to malus (confiscation) and clawback (restitution claim)	1
	Medium- to long-term performance-based	0–150%	Base amount by position ×	Performance factor (medium- to long-term achievement evaluation)	<50%>	At the end of the MTBP		
				Target attainment rate of indices below in MTBP (1) Consolidated ROE ❶ (2) Consolidated expenses reduction amount (excluding performance-linked expence) ❶ (3) Ratings granted by ESG rating agencies ❷	30% 15% 5%			
				Performance factor (competitor comparison evaluation) ❸	<50%>			
				Comparison of year-on-year growth rate of indices below with competitors (1) Consolidated net operating profits (2) Profits attributable to owners of parent	 25% 25%			
Cash bonuses	Short-term performance-based	0–150%	Base amount by position ×	Performance factor (quantitative evaluation factor applied to the Group CEO)	<60%>	Annually	Cash	1
				Rate of year-on-year change and target attainment rate of indices below (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense amount	 20% 10% 20% 10%			
				Status of individual execution of duties (qualitative evaluation factor applied to Group CEO)	<40%>			
				• Improvement in customer-segment profitability • Risks handling • Enhancement of efforts on ESG, evolution of sustainability management ❹ • TSR, etc.				

❶To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-Term Business Plan (MTBP) regarding consolidated ROE and consolidated expense reduction (excluding performance-linked expense) is determined on an absolute evaluation basis.

Image of Performance-Based Compensation (e.g., consolidated ROE)


Performance factor
Limit
150%
100%
0%
MTBP targets

❷In addition to incentivizing recipients to advance sustainability management, the degree of improvement in external ratings granted by the five major ESG rating agencies (MSCI, FTSE Russell, Sustainalytics, S&P Dow Jones and CDP) is determined on an absolute evaluation basis, with the aim of objectively assessing the recipient's contribution to MUFG's initiatives to address ESG issues in a variety of fields.

❸Relative comparisons with competitors are made with Mizuho Financial Group and Sumitomo Mitsui Financial Group.

❹ESG-related assessment items subject to qualitative evaluation include contribution to the resolution of environmental and social concerns, the promotion of DEI and the strengthening and upgrading of MUFG's governance structure.

Compensation for Directors and Corporate Executives

(Millions of yen)

Classification[*1]	Number of recipients	Total compensation, etc.[*2]	Total amount of compensation, etc. by compensation types[*2]			
			Annual base salary	Cash bonuses	Performance-based stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	6	721	337	217	58	107
Corporate executives	18	1,967	1,045	415	318	188
Outside directors	9	244	244	—	—	—

*1 The compensation, etc. paid to corporate executives who concurrently serve as directors is described in the column of corporate executives.
*2 The figures represent the total amount of compensations, etc. paid by the holding company and consolidated subsidiaries, etc.

Targets for Indices Set under the Performance-Based Stock Compensation and the Ratio of Their Achievement

Type of evaluation	Performance indices	Weight	Targets	Achievement ratio					
				Fiscal 2021		Fiscal 2022		Fiscal 2023	
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation
Target attainment rate of indices in MTBP	Consolidated ROE (based on MUFG's standard)	30%	Fiscal 2023: 7.5%	—					
	Consolidated expense reduction amount (excluding performance-linked expense)	15%	Fiscal 2023: A level below the fiscal 2020 result						
	Ratings granted by ESG rating agencies	5%	Fiscal 2023: A level improved from the fiscal 2020 result						
Comparison with competitors	Consolidated net operating profits	25%	Determined based on comparisons with competitors	140%	130%	140%	110%	—	—
	Profits attributable to owners of parent	25%		120%		80%		—	

Performance Evaluation Conducted to Determine Cash Bonuses[*1] (Group CEO)

Performance indices	Weight	Fiscal 2019 bonuses		Fiscal 2020 bonuses		Fiscal 2021 bonuses	
		Fiscal 2018 achievement	Payment ratio	Fiscal 2019 achievement	Payment ratio	Fiscal 2020 achievement	Payment ratio
Total evaluation[*2]	100%	70.0%	50.0%	113.9%	112.5%	106.4%	125.0%
Quantitative evaluation (combination of four indices, including consolidated ROE)[*3]	60%	83.3%	—	123.2%	—	117.3%	—
Qualitative evaluation	40%	50.0%	—	100.0%	—	90.0%	—

*1 All evaluation results are determined solely by independent outside directors in the Compensation Committee.
*2 Qualitative evaluation is determined using an eight-grade rating system, while comprehensive evaluation (the combination of quantitative and qualitative evaluation) is determined using a nine-grade rating system.
*3 Each quantitative evaluation indicator is determined by placing equal weight on the year-on-year increase (decrease) and the ratio of accomplishments vis-à-vis targets.

Risk Management

Basic Policy

MUFG aims to strengthen its Group risk management through the diffusion of a risk culture that strengthens the structure of Group business management as well as enterprise risk management. Our goal is effective risk governance that is consistent across regions, subsidiaries and the holding company.

MUFG defines a risk culture as the basic approach that specifies how to take risks and risk management for MUFG's organizational and individual behaviors. We have incorporated our risk culture into the MUFG Group Code of Conduct and are engraining this culture among directors and employees, mainly through training.

Risk Management Framework

The Risk Committee under the Board of Directors comprises independent outside directors and outside experts. The committee deliberates various matters related to risk management, reports to the Board of Directors and submits recommendations. Based on the deliberations at the committee, the Board decides management and operational policies related to various risks. The holding company decides basic policies for the entire Group, while each Group company develops its own management systems and manages risks in line with these policies. The Group CRO reports to the Board of Directors periodically regarding the status of risks and the Group's initiatives in various risk areas.

Risk Appetite Framework

Moreover, MUFG's Risk Appetite Framework (RAF) provides guidelines for effective risk management that backs our business strategy and financial plan while supporting efforts to avoid unexpected losses and enhance risk return management.

The RAF aims to clarify MUFG's risk appetite (types and amount of risk that it is willing to accept) as it works to achieve its business strategy and financial plan. The framework is designed to increase management transparency and generate more profit opportunities in an environment where risk is properly controlled.

Risk Management System


Holding Company (Mitsubishi UFJ Financial Group, Inc.)
Risk Committee
Board of Directors
U.S. Risk Committee
Risk Management Committee (including crisis management)
Executive Committee
Management Planning Committee (including ALM)
Credit & Investment Management Committee
Credit Committee
Corporate Risk Management Div. (coordinates risk management)
Market Risk, Funding Liquidity Risk, Operational Risk, Operations Risk, Reputation Risk, Model Risk
Credit Policy & Planning Div.
Credit Risk
Global Compliance Div.
Information Risk
Global Financial Crimes Div.
Incompliance with Laws and Regulations Risk
Information Systems Planning Div.
IT Risk
Cyber Security Div.
Corporate Administration Div.
Tangible Asset Risk
Human Resources Div.
Personnel Risk
Legal Div.
Legal Risk
Risk Committee
The Committee mainly deliberates important matters associated with groupwide risk management in general (including risk appetite), risks that may exert a significant impact on the Group's business management and risks that have recently emerged or are currently growing and makes recommendations to the Board of Directors.
Risk Management Committee
The Committee discusses important matters regarding the development of policies and structures for promoting integrated risk management for the entire Group.

See our Annual Report on Form 20-F for risk classification and risk management system.

Specifically, in the formulation and execution of its business strategy and financial plan, MUFG will set the appropriate level of risk appetite and proceed to monitor and analyze risk volume.

In order to effectively implement the RAF, risk evaluation and verification procedures, such as top risk management, stress tests and the capital allocation system, will be applied at every stage of the management planning process.

Furthermore, even after the plan is formulated, we are ready to take immediate action in emergency situations through the monitoring of the risk appetite.

The Risk Appetite Statement (RAS) elucidates the Risk Appetite Framework, which embodies MUFG's attempts to achieve an integrated group strategy along with effective risk management. In preparing the RAS, the Board of Directors works to ensure its consistency with the management plan based on deliberations of meeting bodies specializing in business planning, financial planning and risk appetite. Since fiscal 2019, each business group has formulated a RAS for itself as a management tool while assuming ownership of its own risks.

Risk Appetite Framework



Business Plan
Financial Plan
• Net operating profits
• Net income
• ROE
• RORA
• Expense ratio
• Common Equity Tier 1 capital ratio, etc.
Organic Correlation
Business Strategy
• Group business strategy
Risk Appetite
• Capital allocation plan and RWA plan
Capital strategy and distribution based on risk
• Funding liquidity risk, etc.
Risk appetite for difficult-to-quantify risk
Risk Culture

Risk Appetite Setting and Management Process



1. Confirming assumptions for business plan formulation	**Before formulating the overall business plan, assess pressure points for business strategy and financial and capital operations based on the internal and external environments.** • Future balance sheet simulation based on macroeconomic scenarios
2. Formulate business plan proposal	**In pursuing the MUFG Way, formulate a business plan proposal based on business strategy, financial plan and risk appetite.** • Clarify risks to be accepted and risks to be avoided on the basis of Risk Culture
Revise the business plan proposal based on results	
3. Risk appetite assessment and verification	**The risk management divisions will mainly assess the appropriate level of risk appetite. The business plan proposal will be amended if the stress tests indicate that the maximum level of acceptable risk will be exceeded.** • Assess and verify the plan from a risk/return perspective • Evaluation of the plan's profitability and soundness based on stress tests
4. Business plan decision	**The Executive Committee and Board of Directors discuss and subsequently make decisions based on an integrated view of business strategy, financial plan and risk appetite.** • On the basis of the capital allocation system, capital is allocated to subsidiaries and operational divisions in accordance with the level of risk
5. Risk monitoring	**The risk management divisions of the holding company and subsidiaries monitor risk volume in relation to risk appetite.** • Forward-looking valuation of internal and external environment based on top risk management • Regular monitoring of risk appetite compliance
Cases where risk volume exceeds upper limit	
6. Revision of risk appetite	**The risk appetite plan will be revised if monitoring reveals that risk appetite and actual levels of risk diverge or if environmental factors increase the level of risk.** • Stress tests may be conducted again in order to reset risk appetite. • Discussion between business groups and corporate risk management division when the risk appetite is exceeded

Risk Management

Enterprise Risk Management

MUFG makes every effort to recognize the risks that emerge in the course of business execution, assessing them according to uniform criteria. Enterprise risk management is then conducted while maintaining business stability and striving to maximize shareholder value. Enterprise risk management is a proactive approach, promoting stable profits commensurate with risk as well as the appropriate allocation of resources.

Enterprise risk management is composed of three main strands: Top risk management, stress tests and the capital allocation system.

Top Risk Management

Based on various risk scenario analysis, we classify potential losses as risk events and we determine the significance based on their impact and probability. The risks that require close monitoring and attention for the next one-year period are identified as top risks by the Risk Committee. Moreover, a risk map encompassing all top risks is created, thereby ensuring a forward-looking approach to risk management. In addition, through management's participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks at MUFG and its main subsidiaries.

Stress Tests

Stress Tests for Capital Adequacy Assessment

In formulating its business plan, MUFG assesses its capital adequacy through stress tests based on Basel III capital adequacy regulations. Stress tests analyze the prevailing economic environment at home and abroad as well as the future outlook while giving due consideration to top risks and the MUFG Group's business structure. The three-year-period scenarios are thus created and utilized to calculate and assess the impact on our capital ratio of the materialization of risks. This also helps us verify the propriety of our business plan.

Liquidity Stress

Tests in liquidity stress tests, the impact of MUFG-specific or overall market stress on the balance sheet is assessed so as to implement MUFG's business strategy and financial plan. Various options for responding to short-term fund outflows or long-term structural changes in the balance sheet are examined with a view to ensuring there is no funding shortage.

Capital Allocation System

In this framework, latent losses associated with risk are converted to a required capital amount, and capital is then allocated across Group companies and between different risk categories according to business strategy and the profit plan. The framework is intended to allow the appropriate distribution of capital throughout the Group, with MUFG monitoring and controlling this distribution to preserve financial soundness, evaluate capital adequacy versus risk and judge impact on overall capital strategy.

Our Current Recognition of External Risk Events and the Status of Risk Management

Throughout fiscal 2022, MUFG tackled a number of radical changes arising from fallout from the COVID-19 pandemic and the materialization of geopolitical risks, including deterioration in Russia-Ukraine situation, along with supply chain disruption, inflation around the globe, steep interest rate hikes undertaken in the United States and Europe, and the depreciation of the yen. Moreover, concerns in credit that emerged in connection with the collapse of some European and U.S. financial institutions resulted in looming anxiety over possible financial turmoil.

MUFG has organized external risk events that bear particular importance to inform Top Risk management.

Examples of External Risk Events

| Materialization of geopolitical risks | Growing public calls for ESG management |

| Trends of monetary policy of central banks under financial instability |

| Occurrence of crisis events (natural disasters, large-scale system failures, infectious diseases , etc.) |

Major Top Risks

Risk events[1]	Risk scenarios	Risk countermeasures
Decline in capital sufficiency/Increase in risk assets	● Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.	● Monitor risk volume and gain/loss status in light of interest rates, stock prices and other market changes while flexibly reviewing our investment management policies, with the aim of maintaining the soundness of capital management
Foreign currency liquidity risk	● Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.	● Verify and confirm our ability to secure surplus funds by implementing sufficient measures when a stress emerges, to this end conducting liquidity stress tests. ● Manage signs of fluctuations via the monitoring of gaps between foreign-currency deposit and lending balances as well as the use of early warning indicators (EWIs).
Increase in credit costs	● Sudden deterioration in global economic activities may result in an increase in our credit costs. ● Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.	● Identify those portfolios requiring particular attention in light of overall economic deterioration and keep updating our management structure for credit extended to each client.
IT risk	● Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage. ● System failures may result in our payment of financial compensation and damage to our reputation.	● Maintain and upgrade our cybersecurity structures and countermeasures and conduct training and drills to ensure our preparedness against cyberattacks. ● Enforce stringent quality management in design, testing in system development processes while conducting drills for countering system failures and formulating measures to prevent recurrences.
Risks relating to climate changes	● If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired. ● Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.	● Promote various measures in line with the Carbon Neutrality Declaration while disclosing relevant information and enhancing scenario analysis based on recommendations from the TCFD ● Formulate interim targets consistent with the Paris Agreement regarding the volume of GHG emissions in addition to updating our Environmental and Social Policy Framework and strengthening engagement with corporate clients

*1 These risk events are among the risk events that were reported to MUFG's Board of Directors following the Risk Committee's discussion in March 2023. These risk events include risk events of general applicability.

For further information other than top risks, please see our Annual Report on Form 20-F.

Cyber Security

Basic Policy

MUFG is well aware of its social responsibilities regarding securing the assets entrusted to it by its customers and its obligation to provide secure and stable financial services. MUFG has positioned risk and threats posed by cyber-attacks and other relevant events as one of the Top Risks and is promoting cyber security measures under management leadership.

Cyber Security Management Structure

Governance Structure

MUFG has established cyber security standards that refer to international guidelines and is engaged in the development of relevant strategies and organizational structures as well as the planning and implementation of initiatives aimed at enhancing its cyber security measures.

MUFG enacted the Cyber Security Management Declaration with the intention of strengthening the security management structure under the direct supervision of top management as a response to cyber-attacks and crimes that are becoming more advanced and sophisticated year by year. Moreover, in 2022, MUFG separated the Cyber Security Office from the Information Systems Planning Division as an independent division operating under the leadership of the Group Chief Information Security Officer (CISO). MUFG has a governance structure supporting business judgement according to changes in the surrounding environment through timely and proper reporting to the Board of Directors and the Executive Committee. Taking advantage of the structure, MUFG puts effort into the effective and efficient promotion of cyber security strategies while continuously working to defend MUFG against day to day cyber-attacks.

Management Structure

The MUFG Cyber Security Fusion Center (MUFG CSFC), a security center has been launched to provide threat analysis and security measures, plays key roles in around-the-clock monitoring and incident response on a groupwide and global basis. Furthermore, MUFG has set up the MUFG-CERT as an umbrella organization in case of the occurrence of a cyber security incident to act in cooperation with the Computer Security Incident Response Teams (CSIRTs) of Group companies. MUFG conducts periodic exercises and drills to ensure its ability to promptly perform such functions as information sharing, decision making, external public relations and technical countermeasures. In addition, MUFG has stepped up collaborative activities with government agencies, other companies in the financial industry and security communities, including the Nippon CSIRT Association.



Staff working at MUFG Cyber Security Fusion Center (MUFG CSFC)

Cyber Security Governance Structure (MUFG)


Government agencies and Bank of Japan
Law enforcement agency
Financial institutions
Mitsubishi Group companies
Financials ISAC Japan*2
IT vendors
Global information sharing communities
Collaboration
Holding Company (Mitsubishi UFJ Financial Group, Inc.)
Board of Directors
Executive Committee
Group CIO
Group CISO
Group Deputy CISO
Group Deputy CISO
MUFG Cyber Security Division
MUFG-CERT
Collaboration
MUFG Group companies at home and abroad
MUFG Bank
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Morgan Stanley Securities
CSIRT*1 at each Group company

*1 Computer Security Incident Response Team: A team tasked with receiving first-hand reporting on security incidents and conducting investigations into and making responses to such incidents
*2 A framework of collaborative activities undertaken by its more than 400 member financial institutions to protect Japan's financial infrastructure from the threat of cyberattacks

Main Initiatives to Counter Cyber Security Threats

Security Measures to Counter Growing Threats

MUFG has set up a dedicated team focused on threat intelligence to centralize such related activities as impact analysis for newly found vulnerabilities or past experiences, and remediation for those impacts on a groupwide and global basis. Additionally, the team monitors systems for external stakeholders daily to prevent any flaws in security updates or configuration settings.

In step with the widespread popularization of electronic payment via such internet services as Internet banking, cybercrimes that target online services have become a social issue. MUFG is implementing a variety of initiatives to deliver safe and secure services to customers, such as ensuring robust online verification, thoroughgoing vulnerability countermeasures, threat intelligence, anomaly detection and suspicious-transaction monitoring.

In May 2022, MUFG was chosen by the Financials ISAC Japan[*2] to receive its fiscal 2021 annual award in recognition of the Company's leadership in the sharing of insights and know-how regarding countermeasures against unlawful remittance and the promotion of other collaborative initiatives among financial institutions.



CISO Ohinata giving a speech at an award ceremony

Our Response to Digital Transformation (DX)

MUFG actively utilizes such new technologies as cloud services, AI, Robotics and Open APIs for business.

The Cyber Security Division participates in projects related to new technologies from the early stages, such as the planning and design phases. This activity contributes to the development of multilayered security measures and the realization of coexistence between safety and technology-driven transformation through proactive actions, including procedure development for the safe utilization of new technology, risk evaluation and the monitoring of configuration settings.

Nurturing Security Specialists

Cyber security measures cover a wide range of areas, including governance, threat intelligence, risk management, engineering, monitoring operation and incident response. MUFG has secured an in-house team capable of managing and carrying out the above functions.

To ensure the robust implementation of each security measure, MUFG has systematically categorized the talents and skill sets expected of security members to provide them with optimally designed human resource development programs, which combine in-house and external lectures and exercises while giving due consideration to the competencies of each member, the nature of tasks to be assigned to them and possible opportunities for their future career advancement. Furthermore, MUFG has boldly pursued the improvement of security measures in order to keep up with constant changes in technology, the utilization environment and cyber-attacks, and to nurture them in its professional capacity.

Providing Cyber Security Education to Foster a Proper Culture

For MUFG to maintain the stable operation of its financial infrastructure, it is essential to foster the corporate culture in which each employee understands the importance of cyber security and considers what should be done as a company while acting in collaboration with other financial institutions or government authorities.

MUFG provides educational programs to not only employees directly involved in cyber security but also those engaged in the planning and promotion of business services so that every employee is well-versed in necessary countermeasures against cyber-attacks. Furthermore, MUFG provides employees at main Group companies with e-learning, phishing mail exercises and newsletters for alerting readers of cyber-attacks and familiarizing them with proper responses. It also hosts seminars for a wide scope of Group companies. In addition, MUFG is engaged in various activities with external organizations, such as various training programs and drills hosted by the NISC (National center of Incident readiness and Strategy for Cybersecurity), the Financial Services Agency, and the Tokyo Metropolitan Police Department.

In July 2022, MUFG signed a partnership agreement involving industry-academia-government collaboration aimed at nurturing cyber security specialists. Based on this agreement, MUFG will expand the scope of interactions with partners from different sectors and universities to enhance its own cyber security measures. At the same time, we convey MUFG's insights to society, with the aim of contributing to the enhancement of cyber security measures for society as a whole.

Compliance

Basic Policy

We have established the MUFG Group Code of Conduct as a set of guidelines for how the Group's directors and employees should make decisions and act on a daily basis to realize the MUFG Way. The code expresses our commitment to complying with laws and regulations globally, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society.

In addition, as we expand the geographic scope of our business globally, we are committed to keeping abreast of developments in laws and regulations of the jurisdictions in which we operate, including anti-money laundering and anti-bribery rules as well as competition laws, while paying attention to trends in financial crimes.

Compliance Framework

Management and coordination of compliance-related matters are the responsibility of separate compliance management divisions established at the holding company and the major subsidiaries, namely, the Bank, the Trust Bank and the Securities (hereinafter, the "three subsidiaries"). Each compliance management division formulates compliance programs and organizes training courses to promote compliance, and regularly reports to each company's board of directors and Executive Committee on the status of compliance activities.

The holding company has established a Group Compliance

Committee while the three subsidiaries have Compliance Committees under their executive committees to deliberate key issues related to compliance. Additionally, the holding company has a Group Chief Compliance Officer (CCO) Committee, which consists of the CCO of the holding company and the CCOs of the three subsidiaries. The Group CCO Committee deliberates important matters related to compliance and compliance-related issues for which the Group should share a common understanding.

📖 See our Annual Report on Form 20-F for further details on our compliance framework.

Ensuring Thorough Compliance

We engage in ongoing efforts to ensure that each employee embraces proper action principles in accordance with the Code of Conduct. These efforts include providing e-learning for all employees, disseminating messages from management, holding compliance training sessions that discuss case studies of external compliance incidents and call employee attention to real-life compliance issues, and implementing periodic tests to confirm training results. In these ways, we strive to help employees raise their compliance literacy and awareness. We also assess the robustness of compliance awareness among our workforce via the annual Group Employee Survey and update the content of the Code of Conduct every year with reference to the results of this survey as well as changes in both internal

and external environment. In fiscal 2023, we reflected in our commentaries and columns the strengthening of diversity and psychological safety toward the realization of an open-minded organization as well as messages positively supporting challenges, changes in the external environment such as the revision of supervisory guideline, and the toughening of penalties by overseas authorities for record-keeping violations. We also implement communication measures and training at the workplace in order to make employees to develop a sense of ownership regarding the Code of Conduct. The effects of these measures are confirmed via, for example, the annual Group Employee Survey, and reported to the Board of Directors. Through these ongoing efforts, we strive to ensure thorough compliance.

Initiatives to Enhance Global Financial Crimes Compliance Framework

MUFG established the Global Financial Crimes Division ("GFCD"), which is in charge of Anti-Money Laundering ("AML"), Counter-Terrorist Financing ("CFT"), Sanctions Compliance, and Anti-Bribery and Corruption (collectively, "Global Financial Crimes Compliance"), against the backdrop of heightened regulatory expectations in that area.

MUFG established GFCD's headquarters in New York, where the excellence for financial crimes risk management is centralized, and is implementing a number of initiatives to prevent, detect, and deter financial crimes. MUFG established policies that define the governance and oversight structure for financial crimes risk management across MUFG and provide the foundation for the implementation of the financial crimes compliance program in a manner that is commensurate with the strategies, business activities, and risk profiles of each Group company. Through these policies, MUFG promotes a consistent and integrated approach across the Group globally.

MUFG incorporated the Group's mandate in the "Global Financial Crimes Policy Statement," which is available on MUFG's public website and provides confirmation that MUFG is committed to complying with applicable laws, rules, and regulations and maintain controls to manage financial crimes risks. In addition, through the Bank, MUFG is a member of the Wolfsberg Group,[1] and is proud to work with other global financial institutions to develop frameworks and guidance for financial crimes risk management.

The Bank established shared organizations (Centers of Excellence) in the Americas, EMEA, Asia, and Japan. Through those Centers of Excellence, the Bank continues to centralize certain AML and sanctions compliance processes and expertise to assist in the fight against money laundering, terrorist financing, and sanctions violations. As processes move from local branches and offices and become integrated into the Centers of Excellence, the Bank will be better positioned to achieve globally consistent and effective operations.

The Bank is also enhancing its financial crimes compliance systems and establishing a data warehouse. These enhancements will support a globally consistent, effective, and efficient financial crimes compliance program and will help the Bank detect more complex and sophisticated types of financial crimes in a sustainable and flexible manner. Furthermore, the Bank is investing in its people, with continued hiring of financial crimes compliance specialists, training for all employees, updated information-sharing, and accumulation and exchange of knowledge and skills through a global staff rotation program.

We continue to work on the enhancement of global financial crimes compliance in line with the requirements and expectations of international organizations, including regulators in each country, FATF,[2] etc., to support and strengthen the trust and confidence of society.

[1] The Wolfsberg Group is an association of thirteen global banks which aims to develop frameworks and guidance for the management of financial crime risks.
[2] FATF: Financial Action Task Force on money laundering. Inter-governmental body that advocates for taking a coordinated international response in AML and counterterrorist financing.

Whistle-Blowing Systems

Having positioned its whistle-blowing systems as an important governance tool, MUFG has helped each Group company develop such a system to ensure their ability to identify compliance issues early so that any problems can be quickly rectified. Moreover, the MUFG Compliance Helpline operates year-round and is capable of handling a report from any Group member no matter what their location on an around-the-clock basis.

The Code of Conduct and the internal policy of each Group company ensure anonymity of the whistleblower and confidentiality of the report, so that whistle-blowers will not be subjected to detrimental treatment. We are thus ensuring thorough protection for whistle-blowers even as we carry out investigations into issues being reported and conduct corrective measures, as well as follow-up inspections.

In addition, we aim to ensure that each employee is able to quickly access the Helpline without hesitation whenever he/she has even the slightest suspicion regarding compliance. To this end, we strive to enhance our reliability by making sure the Helpline contact point is well known and our activity well understood by showing the numbers we took care of, and moreover, sharing actual compliance-related cases in a manner that protects the anonymity of individual whistle-blowers.

In fiscal 2022, a total of 411 reports were accepted at MUFG and main Group companies.

In line with the revised Whistleblower Protection Act, which came into effect in June 2022, we have upgraded whistle-blowing systems in place at MUFG as well as Group subsidiaries and affiliates, so that employees can feel more secure about using the systems.

See our Annual Report on Form 20-F for our Accounting Auditing Hotline.

Internal Audit

Basic Policy

The internal audit aims to evaluate the appropriateness and effectiveness of governance, risk management and control processes including compliance framework with independence to ensure sound and appropriate management of the business. Internal audit results are reported to senior management. Additionally, internal audits suggest ways to help audited departments improve or rectify any issues identified.

We adopted the "MUFG Internal Audit Activity Charter," which defines our basic policies for internal audits, including the missions to conduct audits that contribute to improve the Group's corporate value and realize the MUFG Way. This charter is designed to encourage internal audit staff to conduct internal audits in accordance with the global standards set by the Institute of Internal Auditors*1.

*1 An international association headquartered in the United States, the IIA formulates practical standards for internal audits, issues accreditation for certified internal auditors (CIA) and engages in other activities aimed at providing leadership for the global profession of internal auditing.

To see the full text of the charter, please also visit our corporate website.
https://www.mufg.jp/english/profile/governance/audit/

Internal Audit Framework

The MUFG Group maintains internal audit functions at the holding company level as well as at the subsidiary level that are designed to enable the Group to provide coverage for all operations and support the Board of Directors of the holding company in the exercise of its supervisory functions via across-the-board collaboration with other Group entities.

In addition to leading the internal audit planning and proposal activities of the Group, the internal audit division at the holding company administers, monitors and, as necessary, guides and advises the internal audit divisions of subsidiaries and affiliated companies. The division also reports to the holding company's Audit Committee and the Board of Directors on important matters, including governing principles for internal audit plans and the results of internal audits.

Internal Audit Framework


Holding Company (Mitsubishi UFJ Financial Group, Inc.)
Board of Directors
Audit Committee (Chairman: Outside Director)
Reporting
Reporting
Instructing
Executive Committee
MUFG, Each Division
Internal Audit Division
Auditing
Consulting and reporting
Guidance, advice and management
Group companies

Implementing Effective and Efficient Internal Auditing

To ensure that internal audit processes use available resources with optimal effectiveness and efficiency, the internal audit divisions implement risk-focused internal audits in which the nature and magnitude of the associated risks are considered in determining audit priorities and the frequency and depth of internal audit activities. At the same time, through the off-site monitoring, internal auditors attend key meetings, collect important internal control documents and implement other necessary measures to assess any changes in risk status.

Conducting Groupwide, Cross-Regional Audits

As we strive to deliver solutions to our clients by leveraging our functions across the Group, and to promote business operations on a global basis, we pursue a groupwide, cross-regional approach to raise the effectiveness and efficiency of internal audit.

In particular, we conduct groupwide, cross-regional audits in areas such as IT, cyber security, and global financial crime, where sophisticated specialist expertise is required, promoting the sharing of audit knowledge and know-how in these fields. Through these efforts, we strive to unify our standards for audits and enhance audit quality.

Initiatives for Practicing a Customer-Oriented Approach

Basic Policy

With the aim of ensuring the thoroughgoing practice of customer-oriented undertakings, the MUFG Group Code of Conduct addresses the importance of "Customer Focus" in Chapter 1, while the MUFG Basic Policy for Fiduciary Duties is publicized to provide unified guiding principles for the Group. In line with this policy, all Group entities share a commitment to practicing customer-oriented undertakings and endeavor to improve their products and services.

MUFG Basic Policy for Fiduciary Duties	
MUFG Group Code of Conduct 1-1 **Honesty and Integrity**	1. Ensure customer-oriented approach
	2. Developing and providing products that match customers' needs
	3. Implementing customer-oriented consultation and provision of information
MUFG Group Code of Conduct 1-2 **Ensuring Quality**	4. Provision of line of products to meet diverse needs
	5. Sophistication of investment for the improvement of customers' investment results
	6. Improvement of quality of comprehensive asset administration services to support customers' asset management
MUFG Group Code of Conduct 1-3 **Exceeding Customer Expectations**	7. Provision of financial services leveraging the Group's consolidated strength
	8. Establishment of a structure enabling comfortable, secure and safe transactions
	9. Exertion of professionalism

Operational Structure

MUFG works to strengthen its operational structure for ensuring a customer-oriented approach by, for example, holding periodic Fiduciary Duty Promoting Committee meetings while pushing ahead with sharing best practices and other across-the-board endeavors to improve its business operations on a groupwide basis. We also invite external advisors to incorporate insights offered by these individuals from their diverse perspectives.

Moreover, eight domestic Group companies disclose the status of their initiatives related to fiduciary duties and KPIs* for such initiatives. In addition, the holding company is engaged in the monitoring of initiatives undertaken by each Group company while periodically reviewing the aforementioned policy. By doing so, we aim to promote customer-oriented business operations.
* Japanese only

Examples of KPIs Disclosed (the number assigned to each KPI is the same as that assigned to a corresponding paragraph in the MUFG Basic Policy for Fiduciary Duties)

1-1 Honesty and Integrity	1-2 Ensuring Quality
1 Customer assets and number of investment products holders	4 Investment trust fund line-up
1 Assets under management (AuM)	4 Life insurance product line-up
2 Number of awards won for R&I Fund Awards	4 Top 10 investment trust fund in distribution and proportion of distribution amount
2 Number of fund awards won	4 Ratio of distribution amount of products launched by affiliated investment managers
3 Number of holders of wrap accounts and its AuM	5 AuM of the products targeted for "Tsumitate NISA"
3 Transfer amount for investment trust Tsumitate	5 Periodic investment performance on the entire products targeted for "Tsumitate NISA"
3 Number of holders of investment trust Tsumitate	5 External evaluation of the quality of information offered by asset management firms and relevant customer satisfaction ratings
3 Average period of holding investment trust funds	6 Assets under administration

1-3 Exceeding Customer Expectations	Common KPIs
8 Satisfaction survey	[Common KPI] Cost/return and risk/return of top 20 investment trust funds in terms of AuM
	[Common KPI] Ratio of customers by gain/loss on fund performance
	Ratio of customers by gain/loss on fund performance including realized gain/loss
	[Common KPI] Ratio of customers by gain/loss on performance of fund wrap
	[Common KPI] Ratio of customers by gain/loss on performance of wrap service
	[Common KPI] Cost/return of top-ranking foreign currency-denominated insurance products with a lump-sum premium in terms of AuM
	[Common KPI] Ratio of customers by gain/loss on performance of foreign currency-denominated insurance products with a lump-sum premium

For details of the MUFG Basic Policy for Fiduciary Duties, please also visit our corporate website.
https://www.mufg.jp/english/profile/governance/fd/

Eleven-Year Summary of Major Financial Data

	FY2012	FY2013	FY2014	FY2015	FY2016	
Currency exchange rate (US$/JPY) (yen)	94.05	102.92	120.17	112.68	112.19	
Statement of income data:						
Gross profits before credit costs for trust accounts	3,634.2	3,753.4	4,229.0	4,143.2	4,011.8	
Net interest income	1,816.8	1,878.6	2,181.6	2,113.5	2,024.4	
Trust fees excluding credit costs	95.1	108.4	111.4	117.0	122.0	
Net fees and commissions	1,042.2	1,160.3	1,308.6	1,320.5	1,328.4	
Net trading profits	288.2	362.0	352.9	306.3	290.0	
Net other operating profits	391.7	244.0	274.3	285.6	246.7	
Net gains (losses) on debt securities	336.7	142.8	115.1	132.9	56.8	
General and administrative expenses	2,095.0	2,289.3	2,584.1	2,585.2	2,593.5	
Expense ratio	57.6%	60.9%	61.1%	62.3%	64.6%	
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,539.2	1,464.1	1,644.9	1,557.9	1,418.2	
Total credit costs	115.6	(11.8)	161.6	255.1	155.3	
The Bank and the Trust Bank combined	65.3	(35.1)	71.1	103.7	47.9	
Net gains (losses) on equity securities	(53.6)	144.5	93.1	88.3	124.9	
Gains (losses) on sales of equity securities	33.6	157.5	97.9	113.6	127.4	
Losses on write-down of equity securities	(87.3)	(12.9)	(4.8)	(25.3)	(2.5)	
Equity in earnings of equity method investees	52.0	112.4	159.6	230.4	244.4	
Other non-recurring gains (losses)	(77.7)	(38.2)	(23.0)	(82.0)	(271.4)	
Ordinary profits	1,344.1	1,694.8	1,713.0	1,539.4	1,360.7	
Net extraordinary gains (losses)	9.6	(151.7)	(98.2)	(40.7)	(57.5)	
Total taxes	395.7	439.9	467.7	460.2	342.1	
Tax burden ratio	29.2%	28.5%	28.9%	30.7%	26.2%	
Profits attributable to non-controlling interests	105.3	118.1	113.2	87.1	34.6	
Profits attributable to owners of parent	852.6	984.8	1,033.7	951.4	926.4	
Balance sheet data:						
Total assets	234,498.7	258,131.9	286,149.7	298,302.8	303,297.4	
Loans and bills discounted	91,299.5	101,938.9	109,368.3	113,756.3	109,005.2	
Securities	79,526.8	74,515.5	73,538.1	69,993.8	59,438.8	
Total liabilities	220,979.0	243,019.0	268,862.2	280,916.1	286,639.0	
Deposits	131,697.0	144,760.2	153,357.4	160,965.0	170,730.2	
Negotiable certificates of deposit	14,855.0	15,548.1	16,073.8	11,591.5	11,341.5	
Total net assets	13,519.6	15,112.8	17,287.5	17,386.7	16,658.3	
Total shareholders' equity	10,578.3	11,346.2	11,328.6	11,855.8	12,318.8	
Retained earnings	6,267.9	7,033.1	7,860.4	8,587.5	9,278.5	
Total accumulated other comprehensive income	1,158.2	1,709.7	3,989.2	3,602.1	2,961.3	
Non-controlling interests	1,774.1	2,048.1	1,961.3	1,920.5	1,377.7	
Financial Ratios						
Common Equity Tier 1 Capital ratio	11.60%	11.18%	11.09%	11.63%	11.76%	
Tier 1 Capital ratio	12.63%	12.37%	12.58%	13.24%	13.36%	
Total Capital ratio	16.53%	15.43%	15.62%	16.01%	15.85%	
Dividends per share (DPS) (yen)	13.0	16.0	18.0	18.0	18.0	
Dividend payout ratio	22.0%	23.4%	24.6%	26.3%	26.4%	
Book-value per share (BPS) (yen)	800.95	893.77	1,092.75	1,121.07	1,137.78	
Earnings per share (EPS) (yen)	58.99	68.29	73.22	68.51	68.28	
ROE MUFG definition	8.77%	9.05%	8.74%	7.63%	7.25%	
ROE JPX definition	7.96%	8.05%	7.38%	6.18%	6.02%	
Total number of ordinary shares (excluding own shares) (billion shares)	14.155	14.161	14.017	13.788	13.429	
Share price (fiscal year-end) (yen)	558	567	743.7	521.5	699.7	
Market capitalization[1] (trillions of yen)	7.8	8.0	10.4	7.1	9.3	
PBR[1] (times)	0.69	0.63	0.68	0.46	0.61	
PER[1] (times)	9.4	8.3	10.1	7.6	10.2	

*1 Figures based on fiscal year-end share price
*2 From the beginning of the fiscal year ended March 31, 2022, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.
Accordingly, the financial information for the fiscal year ended March 31, 2021 have been retroactively restated.

(Billions of Yen)

	FY2017	FY2018	FY2019	FY2020	FY2021*2	FY2022
	106.24	110.99	108.83	110.71	122.39	133.53
	3,854.2	3,725.7	3,986.3	3,920.9	3,964.0	4,503.0
	1,906.8	1,922.7	1,892.9	1,905.1	2,043.6	2,907.5
	122.5	125.3	130.8	140.4	144.1	140.6
	1,327.1	1,303.9	1,341.2	1,257.7	1,430.6	1,554.7
	292.4	216.1	161.4	350.0	232.4	372.0
	205.1	157.4	459.7	267.5	113.1	(472.0)
	6.7	29.9	492.9	119.0	(140.4)	(884.6)
	2,621.4	2,647.1	2,801.8	2,672.5	2,747.2	2,908.7
	68.0%	71.0%	70.2%	68.1%	69.3%	64.5%
	1,232.8	1,078.5	1,184.4	1,248.4	1,216.7	1,594.2
	46.1	5.8	222.9	515.5	331.4	674.8
	(79.5)	(129.8)	(12.6)	223.2	233.8	98.8
	133.1	112.6	31.3	130.2	332.6	288.0
	140.1	125.9	92.1	138.3	343.8	303.9
	(7.0)	(13.3)	(60.8)	(8.0)	(11.1)	(15.9)
	242.8	284.3	277.2	321.7	441.5	425.8
	(100.3)	(121.7)	(34.2)	(131.3)	(121.9)	(612.5)
	1,462.4	1,348.0	1,235.7	1,053.6	1,537.6	1,020.7
	(53.0)	(202.7)	(406.3)	(11.5)	(47.7)	549.1
	313.4	195.5	220.8	185.0	283.4	369.6
	22.2%	17.0%	26.6%	17.7%	19.0%	23.5%
	106.2	77.0	80.3	79.9	75.6	83.8
	989.6	872.6	528.1	777.0	1,130.8	1,116.4
	306,937.4	311,138.9	336,571.3	359,473.5	373,731.9	386,799.4
	108,090.9	107,412.4	109,114.6	107,183.0	110,426.2	109,146.2
	59,266.1	64,262.4	65,555.1	77,122.0	79,560.5	86,746.9
	289,642.3	293,877.2	319,715.6	341,757.2	355,743.6	368,526.6
	177,312.3	180,171.2	187,623.5	211,521.2	215,427.2	213,609.5
	9,854.7	9,413.4	7,787.5	8,099.1	10,938.8	13,632.5
	17,295.0	17,261.6	16,855.7	17,716.2	17,988.2	18,272.8
	12,880.8	13,300.1	13,471.8	13,816.0	14,458.6	14,749.3
	10,064.6	10,640.6	10,855.7	11,200.0	11,998.1	12,739.2
	3,143.8	2,879.1	2,518.9	2,986.4	2,565.1	2,481.9
	1,270.1	1,082.1	864.8	913.6	964.4	1,041.5
	12.58%	12.23%	11.90%	12.33%	11.06%	10.76%
	14.32%	13.90%	13.56%	13.96%	12.38%	12.04%
	16.56%	16.03%	15.87%	16.31%	14.29%	13.91%
	19.0	22.0	25.0	25.0	28.0	32.0
	25.5%	32.9%	61.0%	41.3%	31.7%	35.3%
	1,217.41	1,252.03	1,245.33	1,308.12	1,349.52	1,443.12
	74.55	66.91	40.95	60.50	88.45	90.73
	7.53%	6.45%	3.85%	5.63%	7.79%	7.03%
	6.32%	5.41%	3.28%	4.73%	6.68%	6.51%
	13.162	12.922	12.840	12.844	12.614	12.023
	697.0	550.0	403.0	591.7	760.3	847.9
	9.1	7.1	5.1	7.6	9.5	10.1
	0.57	0.43	0.32	0.45	0.56	0.58
	9.3	8.2	9.8	9.7	8.5	9.3

Financial Review for Fiscal 2022

Consolidated Income Statement Summary

Consolidated Net Operating Profits

Consolidated gross profits for the fiscal year ended March 31, 2023 increased ¥539.0 billion from the previous fiscal year. This was mainly due to the success of our efforts to seize profit opportunities arising from changes in the environment, despite the recording of losses on sales of foreign bonds and other instruments in connection with the replacement of the securities portfolio on the back of hikes in U.S. interest rates. Specifically, positive factors contributing to the increase in gross profits included higher net interest income supported by improvement in deposit and lending spreads and growth in lending-related fee income overseas as well as rises in income from forex and trading, areas in which we took advantage of market fluctuations.

General and administrative expenses increased by ¥161.4 billion from the previous fiscal year due primarily to the impact of foreign exchange fluctuations involving the depreciation of the yen. As a result, consolidated net operating profits—an indicator of the earnings power of our core business—increased a significant ¥377.5 billion (31%) to ¥1,594.2 billion. We have thus restored this indicator to the level recorded in fiscal 2015 before the negative interest-rate policy was introduced.

Ordinary Profits

Total credit costs increased ¥343.4 billion mainly attributable to the recording of valuation losses on loans held by MUFG Union Bank

(MUB) due to an accounting treatment associated with the transfer of the equity stake in MUB. Similarly, ordinary profits decreased ¥516.9 billion by the recording of valuation losses on bonds and other assets held by MUB due to an accounting treatment associated with the transfer of the equity stake in MUB. Had these accounting adjustments been excluded, total credit costs for the fiscal year ended March 31, 2023 would show a decrease of ¥50.5 billion and ordinary profits would have increased by ¥218.1 billion from the previous fiscal year.

Profits Attributable to Owners of Parent

Net extraordinary gains amounted to ¥549.1 billion, a turnaround of ¥596.9 billion from the loss recorded in the previous fiscal year due mainly to the gains on the sale of the equity stake in MUB and other proceeds. These gains included the negation of valuation losses in connection with accounting treatment associated with the divestment of such equity stake.

Total taxes decreased by ¥86.1 billion.

As a result, profits attributable to owners of parent amounted to ¥1,116.4 billion, virtually on par with the all-time high recorded in the previous fiscal year.

Consolidated Income Statement Summary (Billions of yen)

		FY 2021	FY 2022	YoY	After adjustment for MUB-related valuation losses[*1]
1	Gross profits	3,964.0	4,503.0	539.0	—
2	G&A expenses	2,747.2	2,908.7	161.4	—
3	Net operating profits	1,216.7	1,594.2	377.5	—
4	Total credit costs	(331.4)	(674.8)	(343.4)	50.5
5	Net gains (losses) on equity securities	332.6	288.0	(44.6)	—
6	Equity in earnings of equity method investees	441.5	425.8	(15.7)	—
7	Other non-recurring gains (losses)	(121.9)	(612.5)	(490.6)	(149.5)
8	Ordinary profits	1,537.6	1,020.7	(516.9)	218.1
9	Net extraordinary gains (losses)	(47.7)	549.1	596.9	(138.0)
10	Total of income taxes-current and income taxes-deferred	(283.4)	(369.6)	(86.1)	—
11	Profits attributable to owners of parent	1,130.8	1,116.4	(14.3)	—

*1 Adjustments were made to a portion of valuation losses, etc., recorded during fiscal 2022 in connection with assets held by MUB and then countered by extraordinary gains. The breakdown of such adjustments is as follows.
Total credit costs: ¥393.9 billion; Other non-recurring gains: ¥341.0 billion; Ordinary profits: ¥735.0 billion; Net extraordinary losses: ¥735.0 billion

History of Profits Attributable to Owners of Parent (Billions of yen)



2016	2017	2018	2019	2020	2021	2022 (FY)
926.4	989.6	872.6	528.1	777.0	1,130.8	1,116.4

Breakdown of Profits Attributable to Owners of Parent[*1]
(Billions of yen)



*1 The figures reflect the percentage holding in each subsidiary and equity method investee   *2 Exclude gains on the sales of shares of subsidiaries related to the MUAH repurchase of shares, ¥415.1 billion   *3 Exclude the impact of MUB's valuation losses
*4 The figure includes ¥23.7 billion of losses on change in equity

Performance by Business Group

Looking at the performance of customer-segment business groups, the AM/IS Business Group saw a slight decrease in net operating profits[1] due mainly to the absence of performance fees previously recorded in connection with major deals in fiscal 2021. However, all other business groups achieved increases in net operating profits and overall customer segment had a year-on-year growth amounting to ¥443.1 billion. This was mainly attributable to increases in net interest income from loans and deposits, revenues from forex and other items that, in turn, enabled these business groups to steadily accumulate profit.

On the other hand, net operating profits from the Global Markets Business Group decreased by ¥36.9 billion due mainly to the recording of losses on sales of bonds in connection with securities portfolio replacement executed on the back of interest rate hikes despite growth in revenues from trading and other undertakings that took advantage of market fluctuations.

📖 Please also refer to pages 91–106 for a summary of operating results by business groups.

[1] On a managerial accounting basis

Breakdown of Changes in Net Operating Profits by Business Segment (Billions of yen)



Fiscal 2023 Financial Targets

In fiscal 2023, the business environment is expected to remain uncertain and harsh due to progressing inflation at home and abroad, looming concerns of a spillover effect on real economies in the wake of the collapse of some overseas financial institutions, and other negative factors. However, we have set our target for profits attributable to owners of parent at ¥1,300.0 billion, aiming for the record high. We will also strive to achieve an ROE of 7.5%, a financial target stipulated under the current Medium-Term Business Plan (MTBP).

To date, MUFG has developed resilient business models in Japan and overseas via, for example, the execution of growth strategies and structural reforms. In fiscal 2023, we will aim for the successful conclusion of the current MTBP and, to this end, endeavor to ensure that our MTBP measures yield positive effects and tangible outcomes. In these ways, we will live up to our foremost commitment under the MTBP to achieve our ROE target.

Fiscal 2023 Financial Targets (Billions of yen)

	MUFG (Consolidated)	FY2022 Results	**Y2023 Financial targets**	Differences
1	**Net operating profits** (Before credit costs for trust accounts and provision for general allowance for credit losses)	1,594.2	**1,450.0**	(144.2)
2	**Total credit costs**	(674.8)	**(300.0)**	(19.2)[1]
3	**Ordinary profits**	1,020.7	**1,850.0**	94.3[1]
4	**Profits attributable to owners of parent**	1,116.4	**1,300.0**	183.6

[1] Represents differences between fiscal 2022 results (excluding the impact of MUB-related valuation losses) and fiscal 2023 targets.

Financial Review for Fiscal 2022

Consolidated Balance Sheet Summary

Loans / Deposits

Loans totaled ¥110.4 trillion, a decrease of ¥1.1 trillion from March 31, 2022, due to a decrease in overseas loans in step with the divestment of MUB, despite growth in domestic corporate loans. Domestic individual deposits and domestic corporate deposits increased by ¥2.5 trillion and ¥2.1 trillion, respectively, while overseas branch deposits decreased by ¥6.5 trillion on the back of the divestment of MUB and other factors. As a result, the overall deposit balance amounted to ¥213.6 trillion.

Excluding the impact of foreign exchange fluctuations, the balance of non-JPY loans for overseas borrowers decreased ¥4.5 trillion, while overseas deposits decreased ¥9.4 trillion from the previous fiscal year-end.

The volume of loans to be disclosed under the Banking Act and the Financial Reconstruction Act (FRA)[1] increased ¥69.2 billion and ¥22.5 billion for domestic loans and overseas loans, respectively. The non-performing loan (NPL) ratio[2] remained low at around 1%.

[1] Because the previous definition of risk-monitored loans to be disclosed became the same as the definition used under the FRA, such disclosure is as applied under the Japanese Banking Act and the FRA. Regions are based on the borrowers' location. Excluding normal loans.
[2] Total non-performing loans / Total loans (the balance of risk-monitored loans / overall loan balance (banking-book basis, period end balance))

Investment Securities

The balance of available-for-sale securities decreased by ¥9.7 trillion from March 31, 2022. This was a result of the partial reduction of domestic and foreign bond holdings with the intention to curb growth in net unrealized losses on these instruments on the back of interest rate hikes at home and abroad, along with the execution of a switchover to held-to-maturity bonds.

Net unrealized gains on available-for-sale securities decreased ¥1.0 trillion due mainly to hikes in interest rates at home and abroad. However, overall net unrealized gains remained robust at ¥1.4 trillion.

Controlling net unrealized gains and losses on bonds and other instruments becomes important in the face of possible rises in interest rate hikes. Accordingly, we will maintain robust control by leveraging hedging transactions and investing in such asset classes as equity securities other than bonds, placing greater emphasis on overall asset allocation in pursuit of flexible treasury operations. In these ways, we will secure medium- to long-term stability in financial management while maintaining proper control on net unrealized gains and losses on available-for-securities.

Loans (Period-end balance) (Trillions of yen)



■ Housing loans[1] ■ Domestic corporate[1,2] ■ Government ■ Overseas[3]
■ Others

Overseas loans –¥1.8 trillion from Mar. 31, 2022 (–¥4.5 trillion excluding impact of foreign exchange fluctuations)

Loans transferred to USB[4] due to the divestment of the equity stake in MUB –¥7.5 trillion

	Sep. 30, 2020	Mar. 31, 2021	Sep. 30, 2021	Mar. 31, 2022	Sep. 30, 2022	Mar. 31, 2023
Total	108.7	107.5	104.7	111.5	120.8	110.4
Others	2.4	2.2	2.3	2.2	2.0	2.5
Overseas	40.4	39.3	38.4	43.0	51.8	41.2
Government	3.2	2.5	2.4	2.1	2.4	1.7
Domestic corporate	47.9	48.4	46.8	48.9	49.6	50.2
Housing loans	14.6	14.9	14.7	15.0	14.8	14.6

*1 Sum of the Bank and the Trust Bank
*2 Excluding loans to government and governmental institutions and including foreign currency-denominated loans (+¥0.8 trillion from Mar. 31, 2022 when the impact of foreign exchange fluctuations is excluded)
*3 Loans booked in overseas branches, MUAH, Krungsri, Bank Danamon, the Bank (China), the Bank (Malaysia) and the Bank (Europe)
*4 U.S. Bancorp

Deposits (Period-end balance) (Trillions of yen)

■ Domestic individual[1] ■ Domestic corporate, etc.[1] ■ Overseas and Others

–¥6.5 trillion in overseas branch deposits, etc., from Mar. 31, 2022 (–¥9.4 trillion excluding impact of foreign exchange fluctuations)

Deposits transferred to USB[2] due to the divestment of the equity stake in MUB –¥11.8 trillion

	Sep. 30, 2020	Mar. 31, 2021	Sep. 30, 2021	Mar. 31, 2022	Sep. 30, 2022	Mar. 31, 2023
Total	201.7	211.5	212.2	215.4	222.0	213.6
Overseas and Others	44.8	46.9	47.2	47.1	54.3	40.6
Domestic corporate, etc.	74.4	79.7	78.6	80.0	77.9	82.1
Domestic individual	82.4	84.8	86.3	88.2	89.7	90.8

*1 Sum of the Bank and the Trust Bank *2 U.S. Bancorp

Available-for-sale Securities with Fair Value[1] (Billions of yen)

	Balance as of Mar. 31, 2023	Changes from Mar. 31, 2022	Unrealized gains (losses) as of Mar. 31, 2023	Changes from Mar. 31, 2022
Held-to-maturity bonds	21,520.0	16,924.9	—	—
Available-for-sale securities	65,121.0	(9,788.6)	1,420.1	(971.7)
Domestic equity securities	4,271.9	(341.7)	2,720.7	(193.3)
Domestic bonds	29,751.9	(10,681.7)	(120.0)	(58.2)
Japanese government bonds	23,518.8	(7,893.0)	(86.3)	(30.9)
Others	31,097.2	1,234.9	(1,180.5)	(720.1)
Foreign equity securities	408.3	189.7	(65.6)	(93.3)
Foreign bonds	21,710.1	(320.3)	(1,116.2)	(263.3)
Others	8,978.7	1,365.5	1.2	(363.3)

*1 Excluding unrealized losses of ¥555.4 billion recorded upon the signing of an agreement regarding the transfer of the equity stake in MUB

Capital

Total Capital

Common Equity Tier 1 (CET1) capital decreased by ¥543.0 billion from March 31, 2022, despite an increase in retained earnings. This was due mainly to an increase in such adjustments as capital allowances reflecting the expiration of the special regulatory exemption regarding our emergency investment in Morgan Stanley.

Similarly, Tier 1 capital decreased by ¥612.5 billion from the previous fiscal year-end, and total capital fell by ¥692.5 billion to ¥17,166.1 billion.

Risk Weighted Assets (RWA)

RWA decreased by ¥1,550.8 billion from March 31, 2022, due mainly to a decrease in credit risks following the divestment of the equity stake in MUB.

Capital Adequacy

The CET1 capital ratio, the most important indicator representing the capital adequacy of financial institutions, stood at 10.76%. On an estimated basis reflecting the RWA increase calculated on the finalized Basel III reforms basis, the CET1 capital ratio amounted to 11.0%, suggesting sufficient capital adequacy.

In addition, the leverage ratio amounts to 4.70%, well above the regulatory requirement of 3.75%.

Capital Adequacy (Billions of yen)

	Mar. 31, 2022	Mar. 31, 2023	Changes from Mar. 31, 2022
CET1 capital ratio	11.06%	10.76%	(0.30%)
Tier 1 capital ratio	12.38%	12.04%	(0.34%)
Total capital ratio	14.29%	13.91%	(0.38%)
Leverage ratio	5.14%	4.70%	(0.44%)
CET1 capital	13,823.9	13,280.8	(543.0)
Retained earnings	11,998.1	12,739.2	741.0
Other comprehensive income	2,565.1	2,481.9	(83.1)
Regulatory adjustments	(3,242.9)	(4,003.0)	(760.0)
Tier 1 capital	15,476.2	14,863.7	(612.5)
Total capital	17,858.6	17,166.1	(692.5)
Risk weighted assets	124,914.2	123,363.3	(1,550.8)
Credit risk	91,927.2	87,666.4	(4,260.7)
Market risk	4,389.9	6,682.9	2,293.0
Operational risk	7,990.1	8,474.3	484.1
Floor adjustments*1	20,606.9	20,539.5	(67.3)
Total exposure*2	300,792.3	316,034.5	15,242.2

*1 Adjustments made for the difference in RWA under Basel I and Basel III
*2 Deposits with the Bank of Japan are excluded from total exposure

Total Loss-Absorbing Capacity (TLAC) Ratio

MUFG is subject to the TLAC regulations introduced on March 31, 2019.

These regulations require G-SIBs to retain sufficient loss-absorbing and recapitalization capacity available in resolution (TLAC-eligible senior debt).

MUFG aims to enhance its external TLAC capital by issuing TLAC-eligible senior debt in domestic and overseas markets and by issuing subordinated debt in the domestic market.

In fiscal 2022, MUFG raised approximately ¥3,800.0 billion in external TLAC capital by issuing TLAC-eligible senior bonds worth approximately ¥3,200.0 billion, as well as perpetual subordinated debt and dated subordinated debt totaling approximately ¥600.0 billion.

As a result, the external TLAC ratio as of March 31, 2023 (see the graph on the right) was 20.22%, well above the regulatory requirement of 18%.

RWA-based External TLAC Ratio


External TLAC ratio 20.22%
Total capital ratio 13.91%
As of Mar. 31, 2023
6.8%
3.5%
1.8%
1.2%
6.7%
4.0%
External TLAC ratio 18%
Total capital ratio 12%
Minimum requirement
Other TLAC Eligible Debt*1
Contribution of DIFR*2 (3.5%)
Tier 2
AT1
CET1 (4.5%)
Regulatory Capital Buffers*3 (4.0%)

*1 Including adjustment of the difference between the calculation method of the total capital ratio and the external TLAC ratio, and adjustment of the amount of other TLAC-eligible liabilities owned by the issuer's group, etc.
*2 Contribution of Deposit Insurance Fund Reserves: Japanese Deposit Insurance Fund Reserves fulfill the requirements for making ex-ante commitments to recapitalize as a G-SIB as per a resolution set out in the FSB's TLAC term sheet (can include 3.5% of RWAs in the external TLAC ratio from March 31, 2022 onward)
*3 CET1 Buffer applicable to MUFG: G-SIB Surcharge: 1.5%, Capital Conservation Buffer: 2.5%, and Counter-cyclical Buffer: 0.04%

Consolidated Financial Statements

Consolidated Balance Sheets

Assets:	Mar 31, 2023	Mar 31, 2022
	(Millions of Yen)	
Cash and due from banks	113,630,172	110,763,205
Call loans and bills bought	618,223	872,268
Receivables under resale agreements	14,000,846	12,308,310
Receivables under securities borrowing transactions	4,549,792	4,517,952
Monetary claims bought	7,325,185	6,466,822
Trading assets	18,013,184	17,704,455
Money held in trust	1,287,020	1,332,492
Securities	86,746,900	79,560,579
Loans and bills discounted	109,146,272	110,426,224
Foreign exchanges	2,300,198	2,300,859
Other assets	15,195,896	14,050,293
Tangible fixed assets	1,220,172	1,236,012
Buildings	286,879	304,935
Land	629,782	646,197
Lease assets	12,390	11,422
Construction in progress	34,649	33,273
Other tangible fixed assets	256,469	240,183
Intangible fixed assets	1,358,124	1,344,225
Software	555,235	507,629
Goodwill	252,009	271,353
Lease assets	17	1
Other intangible fixed assets	550,862	565,241
Net defined benefit assets	1,325,434	1,374,607
Deferred tax assets	322,021	213,922
Customers' liabilities for acceptances and guarantees	11,005,758	10,481,838
Allowance for credit losses	(1,245,727)	(1,222,162)
Total assets	386,799,477	373,731,910

Liabilities:	Mar 31, 2023	Mar 31, 2022
	(Millions of Yen)	
Deposits	213,609,501	215,427,299
Negotiable certificates of deposit	13,632,559	10,938,831
Call money and bills sold	3,449,234	2,429,791
Payables under repurchase agreements	39,982,955	27,619,262
Payables under securities lending transactions	1,171,947	1,072,578
Commercial papers	2,220,723	2,108,531
Trading liabilities	14,716,820	12,397,702
Borrowed money	24,856,340	31,763,332
Foreign exchanges	2,570,412	2,182,400
Short-term bonds payable	1,047,499	1,316,803
Bonds payable	15,708,720	13,257,347
Due to trust accounts	11,689,414	12,811,123
Other liabilities	12,132,972	10,861,695
Reserve for bonuses	196,850	136,724
Reserve for bonuses to directors	3,639	1,866
Reserve for stocks payment	9,304	8,437
Net defined benefit liabilities	86,445	86,355
Reserve for retirement benefits to directors	830	812
Reserve for loyalty award credits	17,962	17,113
Reserve for contingent losses	164,891	232,291
Reserves under special laws	4,659	4,656
Deferred tax liabilities	157,651	492,451
Deferred tax liabilities for land revaluation	89,525	94,414
Acceptances and guarantees	11,005,758	10,481,838
Total liabilities	368,526,620	355,743,665
Net assets:		
Capital stock	2,141,513	2,141,513
Capital surplus	349,661	770,277
Retained earnings	12,739,228	11,998,157
Treasury stock	(481,091)	(451,288)
Total shareholders' equity	14,749,310	14,458,659
Net unrealized gains (losses) on available-for-sale securities	800,955	1,615,060
Net deferred gains (losses) on hedging instruments	(387,079)	(81,145)
Land revaluation excess	135,526	140,628
Foreign currency translation adjustments	1,792,840	734,588
Remeasurements of defined benefit plans	140,485	193,865
Debt value adjustments of foreign subsidiaries and affiliates	(747)	(37,883)
Total accumulated other comprehensive income	2,481,980	2,565,114
Non-controlling interests	1,041,565	964,471
Total net assets	18,272,857	17,988,245
Total liabilities and net assets	386,799,477	373,731,910

Consolidated Financial Results

(Millions of Yen)

	FY2022	FY2021
Gross profits	4,503,008	3,964,051
Gross profits before credit costs for trust accounts	4,503,008	3,964,002
Net interest income	2,907,511	2,043,648
Trust fees	140,637	144,147
Credit costs for trust accounts	—	49
Net fees and commissions	1,554,767	1,430,649
Net trading profits	372,093	232,471
Net other operating profits	(472,001)	113,134
Net gains (losses) on debt securities	(884,618)	(140,442)
General and administrative expenses	2,908,709	2,747,227
Amortization of goodwill	19,928	18,051
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,614,227	1,234,827
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,594,299	1,216,775
Provision for general allowance for credit losses	(36,608)	65,436
Net operating profits[1]	1,557,691	1,282,260
Net non-recurring gains (losses)	(536,963)	255,388
Credit costs	(746,353)	(485,479)
Losses on loan write-offs[2]	(547,783)	(157,730)
Provision for specific allowance for credit losses	(197,561)	(258,640)
Other credit costs	(1,009)	(69,108)
Reversal of allowance for credit losses	—	—
Reversal of reserve for contingent losses included in credit costs	11,550	—
Gains on loans written-off	96,569	88,558
Net gains (losses) on equity securities	288,000	332,629
Gains on sales of equity securities	332,747	378,040
Losses on sales of equity securities	(28,796)	(34,232)
Losses on write-down of equity securities	(15,950)	(11,178)
Equity in earnings of equity method investees	425,829	441,595
Other non-recurring gains (losses)[2]	(612,559)	(121,915)
Ordinary profits	1,020,728	1,537,649
Net extraordinary gains (losses)	549,195	(47,791)
Net gains (losses) on disposition of fixed assets	(918)	16,862
Losses on impairment of fixed assets	(18,167)	(174,133)
Gains on sales of shares of subsidiaries[3]	699,509	4,240
Net gains (losses) on change in equity	(23,711)	45,262
Net gains (losses) on sales of shares of affiliates	(29,401)	28,968
Losses on pension buyout	(78,111)	—
Gains on transfer of businesses	—	31,021
Profits before income taxes	1,569,923	1,489,857
Income taxes-current	493,256	413,935
Refund of income taxes	(56,288)	(22,300)
Income taxes-deferred	(67,361)	(108,224)
Total taxes	369,607	283,410
Profits	1,200,316	1,206,447
Profits attributable to non-controlling interests	83,820	75,606
Profits attributable to owners of parent	1,116,496	1,130,840

[1] Net operating profits = Banking subsidiaries' net operating profits + Other consolidated entities' gross profits – Other consolidated entities' general and administrative expenses – Other consolidated entities' provision for general allowance for credit losses – Amortization of goodwill – Inter-company transactions

[2] In connection with the planned sale of the shares in MUFG Union Bank, N.A. ("MUB"), an aggregate of ¥952,590 million of losses was recognized primarily in accordance with Accounting Standards Codification ("ASC") Topic 326, "Financial Instruments—Credit losses," and ASC Topic 310, "Receivables." These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥400,511 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs."

[3] "Gains on sales of shares of subsidiaries" includes ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUB.

(Reference)

(Millions of Yen)

	FY2022	FY2021
Total credit costs[4]	(674,842)	(331,435)

[4] Total credit costs = Credit costs for trust accounts + Provision for general allowance for credit losses + Credit costs (included in non-recurring gains / losses) + Reversal of allowance for credit losses + Reversal of reserve for contingent losses included in credit costs + Gains on loans written-off

Consolidated Statements of Comprehensive Income

(Millions of Yen)

	FY2022	FY2021
Profits	1,200,316	1,206,447
Other comprehensive income		
Net unrealized gains (losses) on available-for-sale securities	(676,883)	(925,323)
Net deferred gains (losses) on hedging instruments	(315,870)	(217,906)
Land revaluation excess	—	1
Foreign currency translation adjustments	701,427	516,390
Remeasurements of defined benefit plans	(54,790)	32,281
Share of other comprehensive income of associates accounted for using equity method	304,600	185,420
Total other comprehensive income	(41,515)	(409,136)
Comprehensive income	1,158,800	797,310
(Comprehensive income attributable to)		
Comprehensive income attributable to owners of parent	1,038,465	717,398
Comprehensive income attributable to non-controlling interests	120,335	79,912

Consolidated Financial Statements

Consolidated Statements of Changes in Net Assets

(Millions of Yen)

FY2022	Shareholders' equity					Accumulated other comprehensive income	
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)
Changes during the period							
Cash dividends			(380,528)		(380,528)		
Profits attributable to owners of parent			1,116,496		1,116,496		
Repurchase of treasury stock				(450,018)	(450,018)		
Disposal of treasury stock		0		2,118	2,118		
Retirement of treasury stock		(418,097)		418,097	—		
Reversal of land revaluation excess			5,102		5,102		
Changes in subsidiaries' equity		1,510			1,510		
Change from transaction under common control involving overseas subsidiary		(4,028)			(4,028)		
Net changes of items other than shareholders' equity						(814,104)	(305,933)
Total changes during the period	—	(420,616)	741,070	(29,802)	290,651	(814,104)	(305,933)
Balance at the end of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)

(Millions of Yen)

	Accumulated other comprehensive income					Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income		
Balance at the beginning of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Changes during the period							
Cash dividends							(380,528)
Profits attributable to owners of parent							1,116,496
Repurchase of treasury stock							(450,018)
Disposal of treasury stock							2,118
Retirement of treasury stock							—
Reversal of land revaluation excess							5,102
Changes in subsidiaries' equity							1,510
Change from transaction under common control involving overseas subsidiary							(4,028)
Net changes of items other than shareholders' equity	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	(6,039)
Total changes during the period	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	284,612
Balance at the end of the period	135,526	1,792,840	140,485	(747)	2,481,980	1,041,565	18,272,857

(Millions of Yen)

FY2021	Shareholders' equity					Accumulated other comprehensive income	
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566
Cumulative effects of changes in accounting policies			(6,617)		(6,617)		
Restated balance	2,141,513	977,287	11,193,470	(502,794)	13,809,476	2,583,417	131,566
Changes during the period							
Cash dividends			(334,710)		(334,710)		
Profits attributable to owners of parent			1,130,840		1,130,840		
Repurchase of treasury stock				(158,529)	(158,529)		
Disposal of treasury stock		0		5,579	5,580		
Retirement of treasury stock		(204,456)		204,456	—		
Reversal of land revaluation excess			8,556		8,556		
Changes in subsidiaries' equity		(2,554)			(2,554)		
Net changes of items other than shareholders' equity						(968,357)	(212,712)
Total changes during the period	—	(207,010)	804,687	51,505	649,182	(968,357)	(212,712)
Balance at the end of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)

(Millions of Yen)

	Accumulated other comprehensive income					Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income		
Balance at the beginning of the period	149,183	9,953	163,189	(50,832)	2,986,478	913,684	17,716,257
Cumulative effects of changes in accounting policies						(14)	(6,632)
Restated balance	149,183	9,953	163,189	(50,832)	2,986,478	913,669	17,709,625
Changes during the period							
Cash dividends							(334,710)
Profits attributable to owners of parent							1,130,840
Repurchase of treasury stock							(158,529)
Disposal of treasury stock							5,580
Retirement of treasury stock							—
Reversal of land revaluation excess							8,556
Changes in subsidiaries' equity							(2,554)
Net changes of items other than shareholders' equity	(8,554)	724,635	30,675	12,949	(421,363)	50,801	(370,562)
Total changes during the period	(8,554)	724,635	30,675	12,949	(421,363)	50,801	278,620
Balance at the end of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245

Consolidated Statements of Cash Flows

(Millions of Yen)

Cash flows from operating activities:	FY2022	FY2021
Profits before income taxes	1,569,923	1,489,857
Depreciation and amortization	314,708	345,199
Impairment losses	18,167	174,133
Amortization of goodwill	19,928	18,051
Equity in losses (gains) of equity method investees	(425,829)	(441,595)
Losses on pension buyout	78,111	
Increase (decrease) in allowance for credit losses	(32,780)	96,652
Increase (decrease) in reserve for bonuses	71,053	15,217
Increase (decrease) in reserve for bonuses to directors	1,727	(18)
Increase (decrease) in reserve for stocks payment	866	(2,477)
Decrease (increase) in net defined benefit assets	(53,774)	(106,980)
Increase (decrease) in net defined benefit liabilities	123	645
Increase (decrease) in reserve for retirement benefits to directors	17	(60)
Increase (decrease) in reserve for loyalty award credits	(213)	(540)
Increase (decrease) in reserve for contingent losses	(64,789)	47,681
Interest income recognized on statement of income	(5,298,944)	(2,587,445)
Interest expenses recognized on statement of income	2,372,735	543,957
Losses (gains) on securities	481,930	(225,395)
Losses (gains) on money held in trust	6,088	21,347
Foreign exchange losses (gains)	(2,255,057)	(2,788,581)
Losses (gains) on sales of fixed assets	918	(16,862)
Net decrease (increase) in trading assets	(42,347)	3,575,115
Net increase (decrease) in trading liabilities	2,219,838	(2,045,592)
Adjustment of unsettled trading accounts	(651,611)	793,285
Net decrease (increase) in loans and bills discounted	(4,211,367)	(2,101,763)
Net increase (decrease) in deposits	7,118,314	3,015,798
Net increase (decrease) in negotiable certificates of deposit	2,869,240	2,822,861
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(6,264,775)	573,366
Net decrease (increase) in call loans and bills bought and others	(1,804,036)	1,110,169
Net decrease (increase) in receivables under securities borrowing transactions	153,662	(977,957)
Net increase (decrease) in call money and bills sold and others	12,597,828	2,166,231
Net increase (decrease) in commercial papers	179,650	288,342
Net increase (decrease) in payables under securities lending transactions	83,926	227,626
Net decrease (increase) in foreign exchanges (assets)	(3,533)	(365,896)
Net increase (decrease) in foreign exchanges (liabilities)	389,405	75,450
Net increase (decrease) in short-term bonds payable	(269,304)	273,801
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	2,595,987	917,007
Net increase (decrease) in due to trust accounts	(1,121,708)	1,602,553
Interest income (cash basis)	4,923,477	2,657,591
Interest expenses (cash basis)	(2,098,922)	(546,500)
Others	440,666	(555,008)
Sub-total	13,909,305	10,089,269
Income taxes	(549,466)	(300,616)
Refund of income taxes	71,934	51,246
Net cash provided by (used in) operating activities	13,431,773	9,839,899

(Millions of Yen)

Cash flows from investing activities:	FY2022	FY2021
Purchases of securities	(103,993,341)	(97,893,977)
Proceeds from sales of securities	58,441,528	60,280,489
Proceeds from redemption of securities	36,986,139	36,458,516
Payments for increase in money held in trust	(1,040,424)	(1,165,165)
Proceeds from decrease in money held in trust	1,075,874	1,110,030
Purchases of tangible fixed assets	(118,147)	(101,275)
Purchases of intangible fixed assets	(283,478)	(282,728)
Proceeds from sales of tangible fixed assets	46,360	82,256
Proceeds from sales of intangible fixed assets	180	1,277
Payments for transfer of business	—	(724,428)
Proceeds from transfer of businesses	—	33,038
Payments for acquisition of subsidiaries' equity affecting the scope of consolidation	—	(1,165)
Payments for sales of subsidiaries' equity affecting the scope of consolidation	(1,784,755)	—
Proceeds from sales of subsidiaries' equity affecting the scope of consolidation	—	2,813
Others	(5,032)	(2,409)
Net cash provided by (used in) investing activities	(10,675,096)	(2,202,726)
Cash flows from financing activities:		
Proceeds from subordinated borrowings	29,000	—
Repayments of subordinated borrowings	(28,000)	—
Proceeds from issuance of subordinated bonds payable and bonds with warrants	670,246	226,091
Payments for redemption of subordinated bonds payable and bonds with warrants	(787,754)	(789,480)
Proceeds from issuance of common stock to non-controlling shareholders	227	3,569
Dividends paid by MUFG	(380,447)	(334,619)
Dividends paid by subsidiaries to non-controlling shareholders	(32,050)	(32,622)
Purchases of treasury stock	(450,153)	(158,515)
Proceeds from sales of treasury stock	2,237	5,399
Payments for purchases of subsidiaries' equity not affecting the scope of consolidation	(444)	(250)
Net cash provided by (used in) financing activities	(977,138)	(1,080,428)
Effect of foreign exchange rate changes on cash and cash equivalents	1,089,328	1,228,889
Net increase (decrease) in cash and cash equivalents	2,868,867	7,785,634
Cash and cash equivalents at the beginning of the period	110,763,205	102,980,711
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(1,900)	(3,109)
Decrease in cash and cash equivalents resulting from absorption via corporate separation	—	(30)
Cash and cash equivalents at the end of the period	113,630,172	110,763,205

Performance Comparisons with Competitors[1]

Market Capitalization

(Trillions of yen)



(Calculated based on data available as of March 31, 2023; source: Bloomberg)

Credit Ratings[2]

S&P Holding Company Ratings	Japanese Firms			U.S. Firms			European Firms	
A-	MUFG	SMFG	Mizuho FG	JP Morgan	Bank of America		HSBC	BNP Paribas
BBB+				Goldman Sachs	Citigroup		Barclays	
BBB								
BBB-							Deutsche Bank	

Moody's Holding Company Ratings	Japanese Firms			U.S. Firms		European Firms		
A1	MUFG	SMFG	Mizuho FG	JP Morgan	Bank of America			
A2				Goldman Sachs				
A3				Citigroup		HSBC		
Baa1						BNP Paribas	Barclays	Deutsche Bank
Baa2								

(Ratings as of May 2023; based on data disclosed by each firm)

*1 Overseas competitors used for performance comparisons are European and U.S. firms subject to a G-SIB buffer (announced in 2022) of 1.5% or more
*2 BNP Paribas and Deutsche Bank: Non-preferred senior ratings
  Others: Issuer ratings or long-term foreign currency denominated debt ratings

Company Overview

Corporate Information (As of March 31, 2023)

Company Name	Mitsubishi UFJ Financial Group, Inc.
Head Office	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-8330, Japan
Date of Establishment	April 2, 2001
Amount of Capital	¥2,141.5 billion
Common Stock (Issued)	12,687,710,920 shares
Stock Listing	Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
Ticker Symbol Number	8306 (Tokyo Stock Exchange, Nagoya Stock Exchange) MUFG (New York Stock Exchange)
Number of Shareholders	1,064,553

Ownership and Distribution of Shares[1]



- Securities: **5.99%**
- National and local governments: **0.03%**
- Corporations: **12.23%**
- Foreign institutions, etc.: **32.75%**
- Individuals and others: **16.70%**
- Financial institutions: **32.30%**

[1] Excludes treasury shares and fractional shares

Main Subsidiaries and Affiliates (As of March 31, 2023)

Mitsubishi UFJ Financial Group, Inc.

■ Consolidated subsidiary ● Equity method investee

Commercial Bank

- ■ MUFG Bank, Ltd.
- ■ Bank of Ayudhya Public Company Limited
- ■ PT Bank Danamon Indonesia, Tbk.
- ● au Jibun Bank Corporation
- ● Vietnam Joint Stock Commercial Bank for Industry and Trade
- ● Security Bank Corporation

Trust Bank

- ■ Mitsubishi UFJ Trust and Banking Corporation
- ■ The Master Trust Bank of Japan, Ltd.
- ■ MUFG Investor Services Holdings Limited
- ■ Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.

Securities

- ■ Mitsubishi UFJ Securities Holdings Co., Ltd. (Securities Holding Company)
- ■ Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
- ■ au Kabucom Securities Co., Ltd.
- ■ Mitsubishi UFJ Trust International Limited
- ■ MUFG Securities (Canada), Ltd.
- ■ MUFG Securities EMEA plc
- ■ MUFG Securities Asia Limited
- ● Morgan Stanley MUFG Securities Co., Ltd.
- ● Morgan Stanley

Credit Cards / Consumer Finance / Installment Credit

- ■ Mitsubishi UFJ NICOS Co., Ltd.
- ■ ACOM CO., LTD.
- ● JACCS CO., LTD.
- ● Kanmu, Inc.

Asset Management

- ■ Mitsubishi UFJ Kokusai Asset Management Co., Ltd.
- ■ MU Investments Co., Ltd.
- ■ Mitsubishi UFJ Alternative Investments Co., Ltd.
- ■ Mitsubishi UFJ Asset Management (UK) Ltd.
- ■ Mitsubishi UFJ Baillie Gifford Asset Management Limited
- ■ MUFG Lux Management Company S.A.
- ■ First Sentier Investors Holdings Pty Ltd

Leasing

- ● BOT Lease Co., Ltd.
- ● Mitsubishi HC Capital Inc.

Others

- ■ Japan Digital Design, Inc.
- ■ MUFG Innovation Partners Co., Ltd.
- ■ Human Resources Governance Leaders Co., Ltd.
- ■ Mitsubishi UFJ Real Estate Services Co., Ltd.
- ■ Japan Shareholder Services Ltd.
- ● Mitsubishi Research Institute DCS Co., Ltd.

 **Website**

For more detailed information, please refer to our website.
URL: https://www.mufg.jp/ (Japanese)
URL: https://www.mufg.jp/english/ (English)

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-8330, Japan

Telephone: +81-3-3240-8111

www.mufg.jp/english/

